Wembley plc

05009457

28 June 2005

99

SOPPL

82-3010

Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED JUL 05 2005 WASH, D.C. 209 SECTION

Dear Sirs,

WEMBLEY PLC

Enclosed are copies of:-

- Information that Wembley made public distributed under English law
  - Press Releases
- Reports that Wembley filed with the London Stock Exchange
  - Copies of Announcements made to the London Stock Exchange
- Information or reports that Wembley distributed to its shareholders during 2004/2005
  - Interim Report & Accounts 2004
  - Final Report & Accounts 2004

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours faithfully,

Diana Bromley
Company Secretary

PROCESSED
JUL 06 2005
THOMSON FINANCIAL

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone: 020 8902 8833 Fax: 020 8900 1046
e-mail: corporate@wembleyplc.com
Website: www.wembleyplc.com

PRESS RELEASES

PRESS RELEASE

Re BLB Offer
5 July 2004

The Board of Wembley notes the announcement made this morning by BLB Investors, L.L.C that it has lapsed its offer for Wembley plc, notwithstanding that it acquired or received valid acceptances representing 83.1% of Wembley plc's share capital.

The Board of Wembley will make a further, more detailed announcement, as soon as practicable, but wishes to make clear that trading remains in line with its expectations.

5 July 2004

Enquiries:

College Hill
Matthew Smallwood
Tel: 020 7457 2020

PRESS RELEASE

BLB Offer and regulatory update
6 July 2004

BLB Offer and regulatory update

On 5 July 2004, BLB Investors, L.L.C ('BLB') announced that it was lapsing its offer for Wembley, notwithstanding that it had acquired or received valid acceptances representing 83.1% of Wembley's share capital. In particular, BLB stated that 'the political environment in which the Lincoln Park Business operates has become highly uncertain.'

As reported in Wembley's 2003 Annual Report and Accounts, a State sponsored Gaming Commission had been set up to study the potential impact of a casino in Rhode Island and, in Spring 2003, recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow such a casino in the State. To this end, a consortium comprising Harrah's Entertainment, Inc. and the Narragansett Indians has been lobbying intensively for such a referendum. The Governor of Rhode Island has recently vetoed legislation that would allow the casino proposal to be voted on in a public referendum. However, authorisation for such a referendum could still occur in mid-July 2004 if the legislature over-rides the Governor's veto. Any referendum would then be held in November this year.

Should a referendum in respect of this casino proposal ultimately take place, there is no certainty that it would be approved by the public. The Harrah's consortium is seeking a considerably more favourable tax structure than that imposed upon Lincoln Park, which many believe will have a detrimental impact on the finances of the State of Rhode Island. Even if the significant hurdles facing the Harrah's consortium are overcome and the referendum is eventually passed, management believes there is unlikely to be any significant impact on the Lincoln Park business until the new casino becomes operational several years from now.

The Rhode Island legislature has approved the State budget for the forthcoming year, although this has also been vetoed by the Governor. The budget mandates that Lincoln Park will receive 28.85% of video lottery terminal ('VLT') revenues generated at Lincoln Park in the year commencing 1 July 2004, up from the 27.0% received for 2003/4. However, under a one-year agreement that comes into effect upon the final approval of the State's budget for the forthcoming year and the inclusion within it of no less than a 28.85% share of VLT revenues for Lincoln Park, Lincoln Park will now be responsible for funding the greyhound owners operating at the track. If the BLB transaction had been concluded, with effect from 1 July 2004, Lincoln Park would have still received a net 27.0% of VLT revenues, following a 1.85% contribution to the greyhound owners. However, in the absence of such a transaction, the amount that the greyhound owners receive increases to 2.85%, with Lincoln Park retaining a net 26.0%.

Trial update

Although a definitive date for the trial has yet to be determined, the Board anticipates that it will commence in the second half of September 2004.

On 27 January 2004, Wembley announced that agreement had been reached with the US Attorney in Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment issued in September 2003, the maximum aggregate fine that would be sought is $8m. This amount has since been transferred into an escrow account.

If Lincoln Park Inc, which is the indicted entity, is found guilty at trial, it runs the risk of having the terms of the licence to operate VLTs adversely affected or possibly withdrawn. Such risks were described more fully in the 2003 Annual Report and Accounts. The Board will evaluate all possible steps to mitigate this risk as far as possible.

The Board remains of the view that the allegations are without foundation and they will be vigorously defended at trial.

Trading update

US gaming:

The US gaming division has produced a strong underlying performance in the first half of the year, with both Lincoln Park and the Colorado businesses trading in line with expectations.

The weekly revenue from the VLTs, which is the key performance indicator of the Lincoln Park business, averaged $5.77m in the first half of 2004, up 14.5% on the corresponding period in 2003 ($5.04m). This included a new record weekly VLT drop of $6.54m in the week ended 5 June 2004, compared to a high in the first half of 2003 of $5.67m.

This growth has been achieved through the introduction of additional VLTs in both 2003 and 2004. The average number of VLTs in the facility during the first half of 2003 was 2,049, compared to an average of 2,423 so far in 2004. The total number of VLTs currently operating within the facility is 2,513. Management will investigate ways of introducing the balance of 487 VLTs into the current building during the second half of this year, thereby bringing the total number of VLTs up to the maximum permitted of 3,000. The incremental cost in the period of operating these additional VLTs has been in the region of $1.0m.

The growth in VLT revenue has more than compensated for the previously announced reduction in Lincoln Park's share of VLT revenues, which reduced from 30.5% to 27% on 1 July 2003.

UK gaming:

Following a difficult year in 2003, trading in Wembley's UK gaming business has returned to more acceptable levels.

Management's decision to sell the loss-making Catford track for £7.5m and revert back to the more traditional three race nights per week at Wimbledon has brought the UK gaming business back on track, with results broadly 40% up on the corresponding period of 2003.

Exchange rate movement:

The continuing strength of sterling against the US dollar in 2004 will adversely affect the disclosed results for 2004. The average for the period was £1:$1.82 (2003: £1:$1.61). This will reduce the reported US profits by around 12% compared to 2003.

Acquisition costs:

The costs to Wembley of the proposed acquisition of the Group are estimated to be in the region of £6.0m. This includes a break-fee of £3.0m paid to MGM MIRAGE as a result of their decision not to pursue the acquisition of Wembley following the Board's recommendation of the increased BLB Offer.

Dividend:

In light of current trading and the significantly positive cash position of Wembley, the Company intends to return to its normal dividend policy. This may include the consideration of an additional payment during 2004 in lieu of the final dividend for 2003 that was not paid following the announcement of the proposed sale to MGM MIRAGE on 27 January 2004. Wembley will shortly announce the date for the reporting of its 2004 Interim results.

Claes Hultman, Chairman and Chief Executive of Wembley commented:

'Wembley is a well run, profitable and highly cash-generative business with a strong balance sheet. The fact that Wembley attracted so much interest in its assets prior to BLB's bid serves to emphasise this point. The Board remains committed to maximising value for Wembley shareholders.'

6 July 2004

Enquiries:
College Hill
Matthew Smallwood
Tel: 020 7457 2020

PRESS RELEASE

Court Case
28 July 2004

Further to the statement made by the Company on 6 July 2004, and in an effort to ensure that shareholders are kept appropriately informed, Wembley announces that the Federal Court in Rhode Island yesterday entered an order rescheduling the trial of the Lincoln Park subsidiary and the two former executives until the Court's January 2005 trial calendar. A definitive date for the start of the trial has not been set. The Company will keep shareholders updated on any further developments.

Enquiries:
College Hill
020 7457 2020
Matthew Smallwood

PRESS RELEASE

Notification of Results
11 August 2004

Wembley plc will be announcing interim results for the six months ended 30 June 2004 on Thursday, 2 September 2004.

ENQUIRIES:
College Hill
Tel: 020 7457 2020
Matthew Smallwood
Justine Warren

PRESS RELEASE

Update re: Referendum
18 August 2004

Further to the announcement issued by the Group on 6 July 2004, it has been decided that there will be no referendum put to the Rhode Island electorate in the November 2004 state election to determine whether a consortium of Harrah's Entertainment and the Narragansett Indians should be permitted to open a casino in Rhode Island.

This is as a result of rulings by the Rhode Island courts precluding the referendum from being put to the ballot on constitutional grounds. It should be noted that the Harrah's consortium has publicly expressed its intent to continue efforts to develop a casino in the state.

Wembley will announce its 2004 interim results on 2 September 2004.

18 August 2004

Enquiries College Hill
Justine Warren
Tel: 020 7457 2020

PRESS RELEASE

Changes to the Wembley Board, appointment of new auditor and trading update
6 December 2004

Wembley plc, the track-based gaming company operating in the UK and USA, announces a strengthening of the Wembley Board and the appointment of KPMG LLP ('KPMG') as auditor to the Wembley Group. The opportunity is also being taken to update shareholders on trading to date.

The Wembley Board

Wembley announces changes to the composition of the Board, including two new appointments, which will come into effect on 1 January 2005. The changes are intended both to ensure compliance with the highest standards of corporate governance and to strengthen the Board in order to assist with the opportunities and challenges that lie ahead.
Claes Hultman will return to the role of Non-executive Chairman.

Mark Elliott, currently Finance Director, will become Group Chief Executive.

Eric Tracey will be appointed Finance Director. Eric has been an audit partner at Deloitte & Touche for the past twenty-four years. In 2003, Eric was seconded to Amey plc as acting finance director for a period of 9 months. This period included the sale of that company and Eric being short-listed for the Accountancy Age FD of the Year Award.

Robert Liguori will be appointed as an independent Non-executive Director. Bob is a lawyer, a US citizen and a resident of Rhode Island, USA, the location of Wembley's highly profitable Lincoln Park business. He will retire at the end of this year from one of Rhode Island's leading law firms, Adler Pollock & Sheehan P.C., where he has served as managing partner for over 13 years. He has previously also served as a director within Rhode Island State Government. With the majority of Wembley's profits originating in the US, Bob will provide the Board with a valuable, additional US perspective.

These appointments will bring the number of Directors to six, of whom four will be non-executive.

Appointment of KPMG as auditor to the Wembley Group

Wembley also announces the appointment of KPMG as auditor to the Wembley Group in succession to Ernst & Young LLP ('E&Y') who have resigned with immediate effect. E&Y confirmed in their letter of resignation that there are no circumstances connected with their ceasing to hold office that they consider should to be brought to the attention of the shareholders or creditors of Wembley.

The appointment of KPMG will ensure the continuation of the highest standards of audit assurance for shareholders. KPMG was auditor to the Wembley Group for many years prior to the appointment of E&Y and therefore brings a wealth of knowledge of Wembley and its subsidiaries. It is anticipated that the announcement of Wembley's results for 2004 will take place towards the end of March 2005.

Trading update

US:

Underlying trading levels at Lincoln Park in Rhode Island have remained strong in the third and fourth quarters. For the 48-week period ended 27 November 2004, the average weekly revenue generated by the video lottery terminals ('VLTs ') was $5.86m (2003: $5.10m), corresponding to growth of around 14.9%. As previously announced, Wembley's share of these VLT revenues in the second half of this year has reduced to an effective 26%, from 27% in the second half of 2003. This reduction will reduce the benefit derived from the additional revenue generated this year.

Work has commenced on the refurbishment of part of the first floor area at Lincoln Park that will permit the installation of the remaining 459 VLTs, so bringing the total number operational to the maximum permitted of 3,000. The refurbishment work is scheduled for completion in May 2005, at a cost estimated at $6.2m.

Revenues from the pari-mutuel racing operations at both the Colorado and Lincoln Park tracks have experienced further decline. As at each year-end, a detailed review will be conducted to ensure that the carrying value of the Group's fixed assets remains appropriate. Particular attention will be focussed on the carrying value of the Colorado tracks (currently valued at around $45m), and it is likely that this will lead to a material reduction in their carrying value, with a non-cash impact on the profit and loss account, the amount of which is still be assessed.

UK:

The strong start reported for the first half of 2004, compared to the corresponding period in 2003, was maintained through the traditionally very quiet third quarter. The fourth quarter of last year delivered a particularly strong performance, and so, it is likely that the fourth quarter this year will show only marginal out-performance.

A review of Wembley's UK final salary pension scheme is currently underway, investigating the potential funding of the deficit and the limitation or elimination of future funding risks.

Exchange rate movement:

As highlighted in the Interim Report for 2004 the strengthening of sterling against the US dollar this year by around 12%, to an anticipated average exchange rate of £1: $1.83 (2003: £1: $1.64), will adversely impact the reported result. By way of illustration, if £1: $1.83 had been the average rate in 2003, reported US profits would have been lower by approximately £3.7m.

Litigation:

In Rhode Island, a Grand Jury recently issued a superseding indictment against Wembley's Lincoln Park Inc. subsidiary and two former executives. This superseding indictment, which has now replaced the indictment issued last year, contains 16 charges, of which 10 are against Lincoln Park Inc. (down from 22 and 16 respectively). Otherwise, the substance of the charges remains the same. The Federal Court in Rhode Island recently announced that the trial will start on 25 January 2005. The costs incurred this year in connection with the indictments and trial preparation are expected to be around £2m.

The Board remains firmly of the view that the allegations are without foundation and they will be vigorously defended at the trial. The charges contained within, and the potential implications of, the original indictment were disclosed in both Wembley's 2003 Annual Report and Accounts and the Interim Report for 2004

Outlook:

The Lincoln Park business continues to perform well and there is no reason to believe that this should not continue for the remainder of the year.

Trading within the UK gaming business has been encouraging and so should produce UK results broadly in line with market expectations.

Wembley plc
Tel: 020 8795 8003
Claes Hultman, Chairman and Chief Executive
Mark Elliott, Finance Director

College Hill
Tel: 020 7457 2020
Justine Warren
Matthew Smallwood

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

8 February 2005

WEMBLEY PLC

CONDITIONAL SALE AGREEMENT WITH BLB INVESTORS, L.L.C. IN RELATION TO WEMBLEY'S US GAMING DIVISION

Summary

* Wembley is pleased to announce that it has entered into a conditional sale agreement with BLB in relation to a potential sale of Wembley Inc., the holding company of the Group's US Gaming Division (comprising Wembley's operations in Rhode Island and Colorado).

* The net purchase price for the US Gaming Division, after taking into account the cost to Wembley of repurchasing BLB's 22 per cent shareholding in Wembley, will be US$339 million in cash. Based on the current issued share capital (excluding BLB's shareholding in Wembley), the net purchase price equates to approximately 674 pence per share at the current US$/£ exchange rate of 1.86.

* The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue-sharing arrangement (the "Long Term Deal") for the Lincoln Park operation with the State of Rhode Island, its formal ratification by the Rhode Island State legislature and upon BLB entering into definitive financing arrangements with its lenders.

* BLB has discussed outline terms of a Long Term Deal with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives yesterday issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long Term Deal. At this stage, there is no certainty that a Long Term Deal will ultimately be ratified.

* The sale agreement envisages a reorganisation of certain Wembley subsidiaries (the "Lincoln Park Reorganisation") to exclude from the companies being sold Lincoln Park, Inc., the entity that is subject to the Lincoln Park Litigation.

* The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together

with the approval of Wembley's shareholders (other than BLB). The sale agreement may be terminated by either party if completion of the Transaction has not occurred by 30 May 2005.

* It is anticipated that the Wembley Board will return surplus cash to shareholders after completion of the Transaction. The structure and timing of such return has yet to be determined.

* It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be despatched in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and certain other conditions to the sale agreement have been met.

* Separate to the Transaction, Wembley has also commenced a process for the disposal of its UK Gaming Division.

Commenting on the announcement, Claes Hultman, Chairman of Wembley, said:

"Whilst the completion of the sale of the US Gaming Division remains subject to a number of conditions, we believe this development is a positive step towards the maximisation of value for shareholders."

There will be an analyst conference call at 9.00am today. The dial in number is 020 8515 2319. Should you require assistance please call Katie Beaumont on 020 7457 2044.

Enquiries

Wembley **Tel: 020 8795 8003**
Claes Hultman
Mark Elliott
Eric Tracey

Hawkpoint **Tel: 020 7665 4500**
Paul Baines
Vinay Ghai

Merrill Lynch **Tel: 020 7628 1000**
Mervyn Metcalf
Derek Ross

College Hill **Tel: 020 7457 2020**
Matthew Smallwood
Justine Warren

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Transaction and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Transaction and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

This announcement, for which the directors of Wembley are responsible, has been issued by Wembley.

This summary should be read in conjunction with the full text of the attached announcement.

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

8 February 2005

WEMBLEY PLC

CONDITIONAL SALE AGREEMENT WITH BLB INVESTORS, L.L.C. IN RELATION TO WEMBLEY'S US GAMING DIVISION

Introduction

The Board of Wembley is pleased to announce that it has entered into a conditional sale agreement with BLB in relation to a potential sale of Wembley Inc., the holding company of the Group's US Gaming Division (comprising Wembley's operations in Rhode Island and Colorado).

The net purchase price for the US Gaming Division, after taking into account the cost to Wembley of repurchasing BLB's 22 per cent shareholding in Wembley, will be US$339 million in cash. Based on the current issued share capital (excluding BLB's shareholding in Wembley), the net purchase price equates to approximately 674 pence per share at the current US$/£ exchange rate of 1.86.

The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue-sharing arrangement (the "Long Term Deal") for the Lincoln Park operation with the appropriate Rhode Island authorities and its formal ratification by the Rhode Island State legislature and BLB entering into definitive financing arrangements with its lenders. BLB has discussed outline terms of a Long Term Deal with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives yesterday issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long Term Deal. Copies of both this announcement and a press release issued by BLB are attached. At this stage, there is no certainty that a Long Term Deal will ultimately be ratified.

The sale agreement envisages a reorganisation of certain Wembley subsidiaries (the "Lincoln Park Reorganisation") to exclude from the companies being sold Lincoln Park, Inc., the entity that is subject to the Lincoln Park Litigation.

The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together with

approval of Wembley's shareholders (other than BLB). The sale agreement may be terminated by either party if completion of the Transaction has not occurred by 30 May 2005.

In view of the size of the Transaction, the fact that it constitutes a Related Party Transaction under the Listing Rules and the requirement for a special resolution to approve the proposed repurchase of BLB's shareholding in Wembley, the Transaction is conditional, inter alia, upon the approval of Wembley shareholders (other than BLB). It is intended that a circular providing further information on the Transaction and details of the Extraordinary General Meeting being convened to approve the Transaction will be posted to Shareholders in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and certain other conditions to the sale agreement have been met.

Background to and reasons for the Transaction

Following the conclusion of a programme of disposing of non-core assets that included the disposal of Wembley Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley has become a focused track-based gaming group that is highly dependent upon the Lincoln Park operation in Rhode Island. As a consequence of the risks associated with being so heavily dependent on a single profit source, the Wembley Board concluded that it would be in the best interests of shareholders to explore a possible sale of the Group. Following discussions in 2003 with a number of parties interested in acquiring some or all of the Group's assets, the Board announced in January 2004 an agreement with MGM MIRAGE ("MGM") on the terms of a recommended cash acquisition of Wembley at a price of 750 pence per share, plus a share in a new company created to ring-fence the litigation associated with Lincoln Park, Inc.

In a subsequent auction process, BLB, which had by that stage acquired approximately 22 per cent of Wembley's issued share capital at 800 pence per share, ultimately out-bid MGM, with a recommended offer in May to acquire all the remaining shares in the Company at 860 pence per share in cash, plus a contingent entitlement dependent on the outcome of the Lincoln Park Litigation. On 5 July 2004, BLB announced that it was allowing its offer for Wembley to lapse on the basis that the valid acceptances which it had received. representing 83.1 per cent of Wembley's share capital. represented less than 90 per cent of the shares to which the offer related as required under the terms of the offer.

Following the lapsing of BLB's offer, the Wembley Board stated that it would continue to explore opportunities to maximise value for shareholders. In this regard, confidential discussions have been taking place between Wembley and BLB regarding a possible sale to BLB of Wembley's US Gaming Division, provided that a Long Term Deal could be agreed with the Rhode Island authorities on terms satisfactory to BLB and such terms being ratified by the Rhode Island legislature. These discussions have culminated in the announcement of the Transaction.

Lincoln Park Litigation

An indictment was issued in September 2003 against Wembley's Lincoln Park, Inc. subsidiary and two former Wembley executives. This followed a Federal Grand Jury investigation into allegations

relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island.

In January 2004, Wembley announced (when Lincoln Park, Inc. faced 16 charges) that an agreement had been entered into with the US Attorney in Rhode Island which provided that, should Lincoln Park, Inc. be convicted at trial on all counts, the maximum aggregate fine that would be sought would be US$8 million. This amount has been transferred into an escrow account.

In September 2004, a Grand Jury in Rhode Island issued a superseding indictment, which replaced the indictment issued in September 2003. This superseding indictment contains 16 charges (previously 22), of which 10 are against Lincoln Park, Inc. Otherwise, the substance of the charges against Lincoln Park, Inc. remained broadly the same.

The trial commenced on 31 January 2005 and is expected to last around four weeks. Although the Board remains of the view that the allegations are without foundation and are being vigorously defended at trial, the Board has considered, inter alia, the potential impact of an adverse outcome at trial in assessing the terms and timing of the Transaction.

Principal terms and conditions of the Transaction

The Transaction has been structured as a disposal by Wembley's wholly-owned subsidiary, Wembley Holdings Limited ("WHL"), of the entire issued share capital of its wholly-owned US subsidiary, Wembley Inc. The purchaser is BLB's wholly-owned US subsidiary, BLB Worldwide Holdings Inc. Subject to obtaining shareholder approval, it is intended that Wembley will also repurchase BLB's shareholding in Wembley.

Completion of the Transaction is subject to the satisfaction of a significant number of conditions, including the ratification of a Long Term Deal, the obtaining of all requisite regulatory approvals, BLB obtaining definitive financing from its lenders and approval of the Transaction by Wembley's shareholders. The sale agreement contains customary representations and warranties for a transaction of this kind but the only remedy which BLB will have for any breach of these representations and warranties (absent fraud or wilful or intentional misrepresentation) will be to terminate the sale agreement prior to completion if such a breach has a material adverse effect on Wembley and its subsidiaries taken as a whole.

The aggregate gross purchase price for the US Gaming Division is US$455 million, of which, US$339 million will be paid to WHL in cash at completion of the Transaction, subject to adjustment to the extent that there is less than US$5 million of cash in the balance sheet of Wembley Inc. and its subsidiaries at completion. An adjustment will also be made, either to decrease the purchase price to the extent that Wembley Inc. and its subsidiaries' net accounts receivable are less than minus US$1 million, or to increase the purchase price to the extent that such net accounts receivable are greater than US$3 million.

The remaining portion of the purchase price is to be satisfied by the delivery by BLB of a promissory note in the sum of US$116 million, which will be netted off against the purchase price for BLB's shares in Wembley.

Information on the US Gaming Division

The US Gaming Division comprises Wembley's operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of 2,543 VLTs. Lincoln Park also stages live greyhound racing at its track as well as providing wagering opportunities on the televising of the racing of both greyhounds and horses. The Colorado business owns and operates three greyhound-racing tracks and one horseracing track, together with an off-track betting operation.

A summary of the financial results of the US Gaming Division is given in the table below.

	Unaudited 6 months ended 30 June 2004	*Audited year ended 31 December 2003*	*Audited year ended 31 December 2002*
	£m	***£m***	***£m***
Turnover	33.1	72.4	76.7
Operating profit	16.0	34.4	37.9
	US$m	***US$m***	***US$m***
Turnover	60.3	118.4	115.1
Operating profit	29.2	56.3	56.9

As at 31 December 2003, the US Gaming Division had audited net assets of £109.4 million (excluding intercompany balances and investments and excluding all cash and borrowings).

Current trading and outlook

Trading at Lincoln Park in Rhode Island remained strong during 2004. The average weekly VLT revenue during 2004 was US$5.8 million (2003: US$5.1 million), corresponding to growth of around 14 per cent. As previously announced, Wembley's share of VLT revenue reduced in the second half of 2004 to an effective rate of 26 per cent, down from 27 per cent. Lincoln Park's share of VLT revenue has therefore reduced by around 8 per cent compared to prior year, from an average of 28.75 per cent in 2003 (30.5 per cent in the first half of 2003 and 27 per cent in the second half) to an effective rate of 26.5 per cent in 2004.

Revenues from the pari-mutuel racing operations at both the Colorado and Lincoln Park tracks experienced further decline during 2004. A detailed review is currently underway to ensure that the carrying value of the Group's fixed assets remains appropriate in light of the continuing decline. Particular attention will be focused on the carrying value of the Colorado tracks, which are currently valued at around US$45 million. It is likely that the review will result in a material reduction in the

carrying value of the Colorado tracks, with a non-cash impact on the profit and loss account. The amount of the reduction is yet to be quantified.

Work has commenced on the refurbishment of part of the first floor area at Lincoln Park that will permit the installation of additional VLTs, bringing the total number operational to the maximum permitted of 3,002. The refurbishment work is scheduled for completion in May 2005, at a cost estimated at US$6.2 million.

Sterling continued to strengthen against the US dollar during 2004 with an average exchange rate of £1: US$1.83 (2003: £1: US$1.64). This will adversely impact the 2004 result by around £3.5 million.

The UK Gaming Division reported operating profit of £2.0 million in the first half of 2004 (2003: £1.4 million for the half year and £3.6 million for the full year). The performance during the traditionally stronger second half of the year was slightly improved in 2004 over that achieved in 2003.

Trading at Lincoln Park has begun well in 2005 despite severe adverse weather disrupting the operation throughout much of January 2005. Despite this, the average weekly VLT revenue at Lincoln Park for the first four weeks of 2005 increased to US$5.3 million (from 2,543 VLTs) from US$5.1 million in the corresponding period of 2004 (from 2,272 VLTs).

The net cash position of Wembley Group as at 31 December 2004 was £31.6 million, after making a contribution of £16 million into Wembley's UK final salary pension scheme in December 2004. After completion of the Transaction and if the UK Gaming Division is sold (see below), Wembley is likely to make a further, smaller payment to fully fund and close the pension scheme.

Wembley's preliminary results for the year ended 31 December 2004 are expected to be issued towards the end of March 2005.

Possible disposal of UK Gaming Division

Separate to the Transaction, Wembley has commenced a process for the disposal of its UK Gaming Division. Shareholders will be advised in due course of the outcome of this process.

Use of proceeds and the financial effects of the Transaction

The Transaction will generate net cash proceeds of approximately US$339 million before transaction expenses and after the repurchase of BLB's shareholding in Wembley. It is anticipated that no corporation tax on any gain will arise as a result of the Transaction and that the Board will return surplus cash to shareholders after completion of the Transaction. The structure and timing of such return has yet to be determined.

Shareholder approval

It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be despatched in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and certain other conditions to the sale agreement have been met.

Enquiries

Wembley Plc	**Tel:**	**020 8795 8003**
Claes Hultman		
Mark Elliott		
Eric Tracey		
Hawkpoint	**Tel:**	**020 7665 4500**
Paul Baines		
Vinay Ghai		
Merrill Lynch	**Tel:**	**020 7628 1000**
Mervyn Metcalf		
Derek Ross		
College Hill	**Tel:**	**020 7457 2020**
Matthew Smallwood		
Justine Warren		

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Sale and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Sale and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

This announcement, for which the directors of Wembley are responsible, has been issued by Wembley.

APPENDIX

The following principal definitions apply throughout this announcement unless the context requires otherwise:

"BLB"	BLB Investors, L.L.C., a Delaware limited liability company, which is 37.5 per cent owned by investment affiliates of Starwood Capital, 37.5 per cent owned by investment affiliates of Kerzner and 25 per cent owned by investment affiliates of Waterford and, where the context requires, references to BLB shall include references to any affiliates or associates of BLB
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held to approve the Transaction
"Hawkpoint"	Hawkpoint Partners Limited
"Lincoln Park Litigation"	the indictment (CR. No. 03-81 ML) against Lincoln Park, Inc. issued by the United States District Court for the District of Rhode Island
"Merrill Lynch"	Merrill Lynch International
"Operating profit"	earnings from continuing operations before exceptional items and before deduction of interest payments and income taxes
"Transaction"	the sale by Wembley of Wembley Inc. to BLB on the terms and conditions of the sale agreement, including the repurchase of BLB's shareholding in Wembley
"UK Gaming Division"	GRA Limited, together with its subsidiary Perry Barr Greyhound Racing Club Limited, comprising Wembley's greyhound racing operations in the UK
"US Gaming Division"	Wembley Inc., together with its subsidiaries, comprising Wembley's operations in Rhode Island and Colorado
"VLT"	video lottery terminal
"Wembley" or "Company"	Wembley plc
"Wembley Board" or "Board"	the directors of Wembley
"Wembley Group" or "Group"	Wembley and its subsidiary undertakings

STATE OF RHODE ISLAND PRESS RELEASE

For immediate release:

February 7, 2005

BLB INVESTORS, LLC TO BUY LINCOLN PARK

STATE HOUSE, Providence - Governor Donald L. Carcieri, President of the Senate Joseph A. Montalbano (D - Dist. 17, Lincoln, North Providence Pawtucket), and Speaker of the House William J. Murphy (D - Dist. 26, West Warwick, Coventry, Warwick), today announced that BLB Investors, LLC has informed the state of its plans to purchase Lincoln Park from Wembley plc. The proposal would bring a needed investment in the infrastructure at Lincoln Park. The $560 million overall investment includes $125 million in infrastructure improvements, and $435 million to acquire Lincoln Park.

"We welcome BLB to Rhode Island," said Senator Montalbano. "A long-term revenue framework is necessary for BLB to make a sizable investment in our state, and I look forward to working with my colleagues in the Senate, Speaker Murphy and the leadership in the House of Representatives, and Governor Carcieri to ensure that investment is made."

Speaker Murphy said, "For the past two years, I have stated that a long-term deal with Lincoln Park and Newport Grand would be in the best financial interests of the State of Rhode Island. I am deeply concerned about the potential competition from the State of Massachusetts. The specifics as to any long-term deal with both facilities are premature. The details would have to be reviewed through public hearings in front of the House Finance Committee."

Governor Carcieri said, "I'm pleased that we are on track to get a new owner at Lincoln Park. As part of the deal, BLB has asked the state to provide a long-term revenue contract. In order to facilitate the successful sale of Lincoln Park, I am willing to consider a long-term deal.

"BLB has also asked the state to authorize additional Video Lottery Terminals. I continue to be opposed generally to casino gambling in Rhode Island or to the expansion of gambling at the state's current facilities. I will only consider new VLTs if three conditions are met.

"First, an expanded Lincoln Park must not include the hotels or convention facilities that could draw business away from the City of Providence. Second, any deal should provide the Narragansett Indian Tribe with a share of the revenues from any new VLTs for the Tribe's economic development. Third, the balance of any revenues generated from new VLTs at Lincoln Park must be dedicated to property tax relief. These conditions would defend Rhode Island's interest in the continued success of Lincoln Park, while protecting the City of Providence, helping the Narragansett Indian Tribe, and reducing Rhode Island's high property tax burden."

The proposal would likely include a long-term agreement, which Senator Montalbano has long sought, to stabilize how revenues from video lottery terminals are split among the State of Rhode Island, the Town of Lincoln, the lottery provider and the facility.

BLB PRESS RELEASE

For Immediate Release:

February 7, 2005

BLB INVESTORS, LLC Announces Plans to Purchase Lincoln Park

BLB agrees to invest $560 million in the Northern Rhode Island gaming facility

Providence, R.I. (Feb. 7, 2005) — BLB Investors, LLC (BLB) today announced its plans to purchase Lincoln Park from Wembley plc. The $560 million investment includes $125 million in infrastructure improvements and $435 million to acquire Lincoln Park. In addition, BLB would acquire Wembley plc's Colorado facilities for an additional $20 million.

"We welcome BLB to Rhode Island," said the President of the Rhode Island Senate, Senator Joseph A. Montalbano (D–Dist. 17, Lincoln, North Providence Pawtucket). Senator Montalbano added that "A long-term revenue framework is necessary for BLB to make a sizable investment in our state, and I look forward to working with my colleagues in the Senate, Speaker Murphy and the leadership in the House of Representatives, and Governor Carcieri to ensure that investment is made."

BLB is a joint venture of affiliates of Kerzner International Limited, affiliates of Starwood Capital Group Global, LLC – a premier US based investment firm – and Waterford Group, LLC, a market leader in the gaming and hospitality industry.

"BLB has been extremely impressed with the professionalism shown by those representing the State of Rhode Island's interest in this matter," said Len Wolman, a principal of BLB. "The terms we've discussed will not include a hotel, nor will it include a convention or other large meeting facilities. We strongly believe in complimenting Rhode Island's existing resources, particularly the outstanding restaurants of Providence and the surrounding area, not competing with them. We look forward to establishing a long and mutually beneficial relationship with the State of Rhode Island," added Mr. Wolman.

The Speaker of the Rhode Island House of Representatives, William J. Murphy (D-Dist. 26, West Warwick, Coventry, Warwick), commented, "For the past two years, I have stated that a long-term deal with Lincoln Park and Newport Grand would be in the best financial interests of the State of Rhode Island. I am deeply concerned about the potential competition from the State of Massachusetts. The specifics as to any long-term deal with both facilities are premature. The details would have to be reviewed through public hearings in front of the House Finance Committee."

In return for its investment commitment, BLB is proposing that it be granted authorization to increase the number of video lottery terminals at Lincoln Park from 3,002 to 4,752. Under this proposal that would remain in place for 18 years, the State of Rhode Island would continue to receive 60.4% of net terminal income from the existing 3,002 authorized video lottery terminals and would receive 63.25% of net terminal income from the additional 1,750 terminals. Under the proposal, BLB would continue to receive 28.85% of net terminal income from the existing 3,002 authorized video lottery terminals and would receive 26% of net terminal income on the additional

machines. BLB would continue to make payments to operators of racing activity at Lincoln from its share of the revenue.

In addition, under BLB's proposal, The Town of Lincoln would continue to receive 1.25% of all net terminal income from both existing and new terminals. It would also enjoy better access to Lincoln Park after the State of Rhode Island provides road enhancements along Route 146.

Governor Donald L. Carcieri said, "I'm pleased that we are on track to get a new owner at Lincoln Park. As part of the deal, BLB has asked the state to provide a long-term revenue contract. In order to facilitate the successful sale of Lincoln Park, I am willing to consider a long-term deal."

The Governor added: "BLB has also asked the state to authorize additional Video Lottery Terminals. I continue to be opposed generally to casino gambling in Rhode Island or to the expansion of gambling at the state's current facilities. I will only consider new VLTs if three conditions are met.

"First, an expanded Lincoln Park must not include the hotels or convention facilities that could draw business away from the City of Providence. Second, any deal should provide the Narragansett Indian Tribe with a share of the revenues from any new VLTs for the Tribe's economic development. Third, the balance of any revenues generated from new VLTs at Lincoln Park must be dedicated to property tax relief. These conditions would defend Rhode Island's interest in the continued success of Lincoln Park, while protecting the City of Providence, helping the Narragansett Indian Tribe, and reducing Rhode Island's high property tax burden."

BLB has also proposed the creation of an advisory committee that would consider programs and initiatives to benefit all constituencies and would recommend steps to coordinate Lincoln Park activities with state and municipal agencies to maximize the effectiveness of joint marketing campaigns benefiting both Lincoln Park and Rhode Island businesses. The advisory committee would include representatives of Lincoln Park's ownership, the Town of Lincoln, The Rhode Island Convention Center Authority, Greater Providence Chamber of Commerce and the Providence Warwick Convention Visitors Bureau.

BLB would agree to a limitation on the use of Lincoln Park to avoid direct competition with the Rhode Island Convention Center and local hotel owners. Certain events would require coordination with the Providence Performing Arts Center.

Under BLB's proposal, during the term, Lincoln Park would have parity of operation and taxation in gaming tax rate and all other gaming regulations with respect to all other approved gaming venues in Rhode Island.

In addition, Lincoln Park would continue to use union labor in its operations, and BLB would agree to enter into a Project Labor Agreement for any major improvements to Lincoln Park, assuming all the trade unions in the construction industry are party to the agreement.

The BLB acquisition is subject to various contingencies, including Wembley shareholder approval, regulatory approvals and finalization of the long-term revenue sharing agreement between Lincoln Park and the State of Rhode Island. BLB has received binding commitments from its institutional lenders to provide the financing necessary for the acquisition and subsequent renovation of Lincoln Park, which commitments are subject to customary conditions as well as the documentation of the long-term arrangement with the State of Rhode Island.

Media Contacts:

BLB, LLC

MIKE DOYLE
RDW Group
(401) 374-4640
(401) 553-5102
mdoyle@rdwgroup.com

PRESS RELEASE

RE: Trial
25 February 2005

The Board of Wembley announces that its Lincoln Park subsidiary has been acquitted of three of the charges against it in US Federal Court in Rhode Island. The jury was unable to reach verdicts on the other six charges against Lincoln Park.

The former Chief Executive of Wembley, Nigel Potter, and the former Chief Executive of Lincoln Park, Daniel Bucci, were also acquitted on one of the charges against each of them; the jury was unable to reach verdicts on the other charges against them.

25 February 2005

Enquiries

College Hill
Tel: 020 7457 2020
Matthew Smallwood
Justine Warren

PRESS RELEASE

Wembley sells UK gaming division
28 February 2005

Wembley plc, the track based gaming company, today announced the conditional sale of its UK gaming division ('GRA'), for £50.3 million in cash, payable on completion, to a new company formed by Risk Capital Partners.

Wembley's UK gaming division is the leading owner and operator of greyhound tracks in the UK, with 6 greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth.

For the year ended 31 December 2003, the UK gaming division generated operating profit of £3.6 million on turnover of £25.5 million. For the six months ended 30 June 2004, the UK gaming division reported operating profit of £2.0 million (2003: £1.4m). In addition, the UK gaming division also reported an exceptional profit of £6.2 million following the sale of the Catford greyhound track for £7.5 million in cash in March 2004. Net assets, excluding intergroup balances, were £48.1 million at 30 June 2004.

Completion is expected to occur on or around 3 March 2005, conditional upon, inter alia, the finalisation of GRA's 2004 annual report and accounts. A cash balance of approximately £1 million will remain in GRA at completion to cover working capital and other commitments.

Mark Elliott, Chief Executive of Wembley plc, commented:

'We are delighted with the price obtained for the sale of our UK gaming division following the keen interest shown during the auction of these assets. The sale represents an important step towards the Board's intention to realise maximum value for our shareholders.'

28 February 2005

Enquiries

Wembley plc
Tel: 020 8795 8003
Mark Elliott
Eric Tracey

Hawkpoint Tel: 020 7665 4500
Paul Baines
Vinay Ghai

College Hill
Tel: 020 7457 2020
Matthew Smallwood

Hawkpoint Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to this transaction and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

PRESS RELEASE

Rhode Island court case update
2 March 2005

The Board of Wembley plc has been informed that the United States Attorney in Rhode Island has decided to retry Wembley's subsidiary, Lincoln Park Inc., and the former Wembley executives, Nigel Potter and Daniel Bucci, in respect of the outstanding charges against them.

This follows the Judge's declaration of a mistrial on these charges last week following the Jury's inability to reach unanimous verdicts on them. The Jury had been able to find the defendants not-guilty of five other charges.

The Board is obviously disappointed by this decision but remains firmly of the view that the allegations are without foundation. Lincoln Park and the two executives will continue to vigorously defend themselves against these charges.

Enquiries

Wembley plc
Tel: 020 8795 8003
Claes Hultman
Mark Elliott
Eric Tracey

College Hill
Tel: 020 7457 2020
Matthew Smallwood



PRESS RELEASE

Wembley completes sale of UK gaming division ('GRA')

4 March 2005 - Wembley Plc today confirmed that further to its announcer dated 28 February, it has completed the sale of GRA Ltd to Risk Capital Part proceeds received were £49.4m.

Enquiries:

Wembley plc Tel: 020 8795 8003
Mark Elliott
Eric Tracey

Hawkpoint Tel: 020 7665 4500
Paul Baines
Vinay Ghai

College Hill Tel: 020 7457 2020
Matthew Smallwood

Retu

PRESS RELEASE

21 March 2005

WEMBLEY PLC ANNOUNCES 2004 RESULTS

Wembley plc ("Wembley", "the Company" or "the Group"), the track-based gaming company, today announced its results for the year ended 31 December 2004.

Financial and commercial highlights

	31 December 2004	31 December 2003
• Average weekly VLT revenue (Lincoln Park)	**$5.8m**	$5.1m
• US gaming division (operating profit)	**$57.4m**	$56.3m
• Operating profit (before exceptional items)	**£33.2m**	£35.3m
• Profit before tax	**£20.2m**	£26.1m
• Earnings per share (adjusted)	**67.3p**	65.2p

Underlying performance in both the US and UK gaming divisions was strong.

The US gaming division increased profits to $57.4m (2003: $56.3m). At Lincoln Park, the average weekly video lottery terminal ("VLT") revenue increased by 14% to $5.8m (2003: $5.1m), fuelled by the introduction of 271 new VLTs during the year. Profitability was adversely impacted by a legislative reduction in the percentage of this revenue retained by Lincoln Park to an average of 26.5% (2003: 28.75%). At a constant percentage, profits in 2004 would have been higher by a further $6.8m.

The UK gaming division increased operating profit by 22% to £4.4m (2003: £3.6m).

Overall, operating profit (before exceptional items) of £33.2m (2003: £35.3m) was generated. An adverse impact of around £3.6m arose from the weakness of the US dollar.

Earnings per share, adjusted to exclude exceptional items, increased to 67.3p (2003: 65.2p).

The Directors have decided not to declare a final dividend for 2004 due to the anticipated sale of the US gaming division and the consequent repurchase by Wembley of BLB's 22% shareholding in the Company.

Sales processes

Wembley's Board remains committed to the strategy set out over the last few years that, at the right price, shareholders' interests are best served by a sale of the Group, either through a single transaction or a series of transactions.

On 8 February 2005, the Board announced that it had entered into a conditional agreement with BLB Investors LLC ("BLB"), Wembley's largest shareholder, in relation to the sale of the US gaming division. The proceeds from the sale, after taking into account the agreed $116m cost to Wembley for the repurchase of BLB's 22% shareholding in Wembley, will be $339m in cash. The sale is highly conditional on a number of factors, most notably BLB securing a long-term revenue sharing arrangement with the State of Rhode Island and BLB entering into definitive financing arrangements with its lenders. Legislation for a long-term deal was introduced into the Senate on 17 March 2005.

It is the Directors' intention that, if this sale is completed as envisaged, surplus cash will be returned to shareholders through a special dividend and/or a liquidation dividend, the latter following the receipt of shareholders' approval for the Company to enter into a members' voluntary liquidation. The method, timing and likely amount of surplus cash returned is still being evaluated.

On 4 March 2005, the sale of the UK gaming division was completed for £49.4m in cash. The sale follows the receipt of £7.5m of cash from the disposal of the Catford track in March 2004, bringing the total gross cash received from the sale of the UK gaming division in the last year to around £57m.

Trial update

The trial of Lincoln Park Inc. ("LPI") and two former Wembley executives concluded on 24 February 2005 with LPI being acquitted of three of the nine charges that it faced. The two former executives were both acquitted on one of the charges that they faced. The jury was unable to reach unanimous verdicts on the remaining charges and, as a consequence, the Judge declared a mistrial in respect of those charges.

The US Attorney in Rhode Island has since decided to retry LPI and the former executives in respect of all the outstanding charges against them. The Board is obviously disappointed by this decision.

The Board of Wembley has always believed that no US laws were broken and that there was never any intention to break any US laws. No payment was approved, no payment was ever made and, after considering the evidence presented at the recent trial, the Board remains of the view that these allegations are without foundation.

Claes Hultman, Chairman of Wembley, commented:

"Our priority in the first half of 2005 will be to work with BLB to ensure that the conditions relating to the sale of the US gaming division are resolved and that completion of the sale is achieved. We also remain focussed on managing and operating this division for the maximum benefit of shareholders.

From an operational perspective, 2005 has started well. VLT revenue at Lincoln Park during the first 10 weeks of the year has averaged $6.0m per week (2004: $5.5m), an increase of 9%.

Work continues on the refurbishment of part of the first floor at Lincoln Park which, when completed, will allow the installation of the remaining 459 VLTs, so bringing the total number operational to the maximum permitted of 3,002, and provide a further boost to profitability. The refurbishment work is scheduled for completion in May 2005."

There will be a conference call for analysts at 3.00pm today. The dial in number is 020 8515 2343. Should you require assistance please call Katie Beaumont on 020 7457 2044.

For further information, please contact:

Mark Elliott	Chief Executive, Wembley plc	020 8795 8003
Eric Tracey	Finance Director, Wembley plc	020 8795 8003
Matthew Smallwood	College Hill	020 7457 2005
Justine Warren	College Hill	020 7457 2010

E-mail corporate@wembleyplc.com

www.wembleyplc.com

Chairman's statement

At the time of writing my report last year, an agreed offer for the Company had been received from MGM MIRAGE ("MGM"). That was subsequently exceeded by an offer from BLB Investors LLC ("BLB"), although this did not ultimately conclude due to its withdrawal by BLB.

Nevertheless, Wembley's Board has remained committed to the strategy set out over the last few years that, at the right price, shareholders' interests are best served by a sale of the Group, either through a single transaction or a series of transactions. Management has worked extremely hard over the last six months to execute this sale strategy, announcing in the last six weeks a conditional agreement for both the sale of the US gaming division to BLB for gross proceeds of $455m and the repurchase by Wembley of BLB's 22% shareholding in the Company for $116m, and the sale of the UK gaming division for cash proceeds of £49.4m.

It is the Directors' intention that, if the sale of the US gaming division is completed as envisaged, surplus cash will be returned to shareholders through a special dividend and/or a liquidation dividend, the latter following the receipt of shareholders' approval for the Company to enter into a members' voluntary liquidation. The method, timing and likely amount of surplus cash returned is still being evaluated. Further information will be provided at the time that any proposal for the sale of the US gaming division is put to shareholders for approval. Note 14 sets out the major issues and uncertainties to be considered in attempting to forecast likely cash returns to shareholders should the sale to BLB complete.

Throughout this turbulent year, the businesses have performed well. This is largely due to the dedication and focus of our employees who have performed admirably. I thank them all for their efforts.

Operating performance

A strong underlying performance was delivered by both the US and UK gaming divisions during 2004. The US gaming division increased operating profits to $57.4m, despite a reduction of around 8% in Lincoln Park's share of video lottery terminal ("VLT") revenue to an average effective rate of 26.5% (2003: average of 28.75%). Average weekly VLT revenue increased by around 14% to $5.8m (2003: $5.1m). A 12% strengthening of sterling against the US dollar, to an average rate of £1:$1.83 (2003: £1:$1.64), had an adverse impact of around £3.6m and helped produce a sterling denominated profit of £31.3m (2003: £34.4m), a decrease of around 9.0%.

The operating profit of the UK gaming division increased by 22% to £4.4m (2003: £3.6m).

Earnings per share, adjusted for exceptional items, increased by 3% to 67.3p (2003: 65.2p).

In view of the anticipated sale of the US gaming division and the consequent repurchase by Wembley of BLB's 22% shareholding in the Company, the Board has decided not to pay a final dividend for 2004. Should the sale not conclude, the Directors will consider the payment of an enhanced interim dividend in 2005.

Sales processes

The conclusion of the sale of non-core assets in 2002 resulted in Wembley becoming a focused track-based gaming group, with Lincoln Park in Rhode Island generating the majority of profits. As a consequence of this concentration of risk to one location, the Board concluded that, at the right price, it would be in the best interests of shareholders to explore a possible sale of the Group.

Discussions in 2003 with a number of interested parties resulted in the Board announcing in January 2004 an agreement with MGM on the terms of a recommended cash acquisition of Wembley at a price of around 750p per share. In a subsequent auction process, BLB, which had by that stage acquired approximately 22% of Wembley's issued share capital, ultimately out-bid MGM, with a recommended cash offer in May 2004 to acquire all the remaining shares in the Company at around 860p per share.

In July 2004, BLB announced that it was allowing its offer to lapse because the valid acceptances it had received represented less than the 90% required under the terms of their offer. BLB also stated that "the political environment in which the Lincoln Park business operates has become highly uncertain". At this stage, BLB had not negotiated a long-term revenue sharing arrangement with the State of Rhode Island and a bill had been passed by the Rhode Island General Assembly enabling a referendum to allow a competing casino into the State on preferential terms. This referendum did not ultimately take place following rulings by the Rhode Island Supreme and Superior Courts.

Following the lapse of the BLB offer, the Board restated its intention to continue to explore opportunities to maximise value for shareholders and paid a dividend of 19.5p per share, which included 13.0p per share in lieu of the estimated final dividend for 2003 that was not paid as a result of the anticipated sale of the Group.

On 8 February 2005, the Board announced that it had entered into a conditional sale agreement with BLB in relation to the sale of the US gaming division. The sale is principally conditional upon the following:

- BLB agreeing a long-term revenue sharing arrangement with the State of Rhode Island and its formal ratification by the Rhode Island State legislature;
- BLB entering into definitive financing arrangements with its lenders;
- The receipt by BLB of regulatory clearances from the Rhode Island Lottery Commission and the Department of Business Regulation;
- A reorganisation of certain Wembley subsidiaries to exclude Lincoln Park Inc., the entity that is subject to the ongoing indictment, from the companies being sold; and
- The approval of Wembley's shareholders.

BLB has discussed outline terms of a long-term revenue sharing arrangement with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a long-term deal, encouraging both BLB and Wembley to believe that there is a greater likelihood of a long-term revenue sharing agreement being passed into law than was the case last summer. Legislation for a long-term deal was introduced into the Senate on 17 March 2005.

The sale agreement may be terminated by either party if completion has not occurred by 30 May 2005.

The proceeds from the sale to BLB, after taking into account the agreed $116m cost to Wembley for the repurchase of BLB's 22% shareholding, will be $339m in cash. $5m of cash for working capital purposes will remain within the US gaming division at the point of sale. Wembley has traditionally not hedged its ongoing US dollar denominated cash flows. However, the Board is currently investigating the range of measures that may be taken in order to help to define more precisely the sterling value that would arise from this transaction. An announcement will be made should the Board decide to change from the current position.

Due to the conditionality of this transaction, the US gaming division continues to be operated as an ongoing business. At Lincoln Park, capital investment projects started in 2004 to refurbish the first floor in order to allow the remaining 459 VLTs to be introduced and to ensure compliance with new fire safety standards that come in to effect on 1 July 2005 are still underway.

On 4 March 2005, the sale of the UK gaming division was completed for £49.4m in cash. No significant warranties were given by Wembley in connection with this transaction. A cash balance of approximately £0.9m remained within the business at completion to cover working capital and other commitments. A completion balance sheet will determine any final price adjustments. The sale resulted from a rigorous auction process and the price received was at the upper end of expectations. The sale follows the receipt of £7.5m of cash from the disposal of this division's Catford track in March 2004, bringing the total gross cash received from the sale of the UK gaming division in the last year to around £57m.

Wembley retains responsibility for its final salary pension scheme. In December 2004, a payment of £16m was made to the scheme in order to eliminate its deficit on an ongoing basis and allow the trustees to adopt a low-risk investment strategy. In the situation where the Company is progressing towards voluntary liquidation, it is anticipated that, this scheme will be wound up. The cost of Wembley meeting its statutory contribution obligations on a wind-up of the scheme is, at this stage, estimated to be in the region of a further £13m - £16m, depending primarily on market fluctuations in respect of scheme assets and annuity costs between now and the date Wembley's statutory contribution obligations arise.

Litigation

In Rhode Island, the trial of Lincoln Park Inc. ("LPI") and two former Wembley executives recently ended inconclusively. The trial followed an investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to LPI's long-standing attorney. The indictment issued in September 2003 alleged that this constituted a conspiracy to influence improperly the actions of public officials.

In January 2004, when LPI faced 16 charges, an agreement was entered into with the US Attorney in Rhode Island which provided that, should LPI be convicted at trial on all counts, the maximum aggregate fine that would be sought would be $8m. This amount was transferred into an escrow account. In September 2004, a superseding indictment was issued, replacing the 2003 indictment, in which the number of charges against LPI had reduced to ten, although the substance of the charges remained broadly the same. Immediately prior to the trial, the number of charges against LPI was reduced further to nine.

The trial was held in a little over 3 weeks, concluding on 24 February 2005. LPI was acquitted of three of the nine charges that it faced. The two former executives were each acquitted of one of the charges that they faced. The jury was unable to reach unanimous verdicts on the remaining charges and, as a consequence, the Judge declared a mistrial in respect of those charges.

The US Attorney in Rhode Island has since decided to retry LPI and the former executives in respect of all the outstanding charges against them. The Board is obviously disappointed by this decision. If LPI were to be convicted at the retrial, there could be potentially serious adverse consequences for its operating licences, as set out in Note 12. However, the Board of Wembley has always believed that no US laws were broken and that there was never any intention to break any US laws. No payment was approved, no payment was ever made and, after considering the evidence presented at the recent trial, the Board remains of the view that these allegations are without foundation. Lincoln Park Inc. will continue to defend itself vigorously against the remaining charges and the Board understands that the two former executives will also continue to defend themselves against the remaining charges.

Costs arising in connection with this litigation, principally legal expenses of the three defendants, are charged to the profit and loss account as they are incurred. In 2004, these costs amounted to £2.6m (2003: £1.4m) and included the salary and redundancy costs of Nigel Potter, Wembley's former Chief Executive. Costs will continue to be incurred in 2005 and will include the redundancy cost of Dan Bucci, the former Chief Executive of LPI.

In Hong Kong, the presiding judge in the civil court case held early in 2004 found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest the premature termination in 1998 by the Urban District Council of Hong Kong of Wembley's contract to manage the Hong Kong Stadium. The judgement resulted in the award to Wembley of damages of approximately £1.5m and the reimbursement of costs of around £0.7m.

Board changes

On 1 January 2005, changes were made to the composition of the Board, including two new appointments, to bring the number of Directors to six, of whom four are Non-executive. The changes were intended both to ensure compliance with the highest standards of corporate governance and to further strengthen the Board.

After my tenure as Chairman and Chief Executive, I have returned to the role of Non-executive Chairman. Mark Elliott, who has been Finance Director since 1998, stepped up to the position of Chief Executive. Eric Tracey, who was until recently an audit partner at Deloitte & Touche, has been appointed Finance Director. Bob Liguori, a lawyer, a US citizen and a resident of Rhode Island, was appointed as an independent Non-executive Director. With all of Wembley's profits now originating in the US, Bob will provide the Board with a valuable, additional US perspective.

I am delighted that we were able to attract people of such talent to the Wembley Board and I look forward to working with them.

Outlook

Our priority in the first half of 2005 will be to work with BLB to ensure that the conditions relating to the sale of the US gaming division are resolved and that completion of the sale is achieved. We also remain focussed on managing and operating this division for the maximum benefit of shareholders.

From an operational perspective, 2005 has started well. VLT revenue at Lincoln Park during the first 10 weeks of the year has averaged $6.0m per week (2004: $5.5m), an increase of 9%.

Work continues on the refurbishment of part of the first floor at Lincoln Park which, when completed at a cost of $6.2m, will allow the installation of the remaining 459 VLTs, so bringing the total number operational to the maximum permitted of 3,002, and provide a further boost to profitability. The refurbishment work is scheduled for completion in May 2005.

Claes Hultman

Chairman

18 March 2005

Review of operations

Continuing operations - US gaming

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of around 2,500 video lottery terminals ("VLTs"). Lincoln Park also stages live greyhound racing, as well as providing betting opportunities on televised greyhound and horse racing. The Colorado business owns and operates three greyhound-racing tracks and one horseracing track, together with an off-track betting operation.

The US gaming division achieved another good result in 2004 increasing operating profit by 2% to $57.4m (2003: $56.3m). The continued strengthening of sterling against the US dollar, to an average rate of £1:$1.83 (2003: £1:$1.64), produced a sterling denominated profit of £31.3m (2003: £34.4m), a decrease of 9.0%.

Rhode Island:

Lincoln Park operation is the major contributor of profits to the US gaming division, generating around 95% of its profits. These profits arise through its operation of around 2,500 VLTs, as the greyhound racing operation is a loss making activity.

Continuing the established pattern, Lincoln Park once again achieved double-digit growth in the average weekly VLT revenue, which is the key performance indicator for this business and represents the net of the gross cash put into the VLTs less the winnings paid out. Average weekly revenue increased by 13.7% to $5.8m. Gross cash put into the VLTs exceeded $1 billion dollars during 2004 for the first time.

The increase was achieved by a combination of organic growth, new management initiatives and the introduction of an additional 271 VLTs during the year. The majority of the additional VLTs were installed on to the second floor of Lincoln Park due to insufficient capacity on the ground floor. Although helping to drive additional revenue, this is not ideal as historically VLTs on the ground floor perform significantly better than those on upper floors. The number of VLTs now operating at Lincoln Park is 2,543, with approval in place for a total of 3,002.

The management initiatives included:

- A comprehensive review of VLT performance statistics and patron surveys to identify popular games and denominations and a consequent programme of upgrading games with newer, more popular titles and denominations in conjunction with the VLT suppliers and the Rhode Island Lottery Commission;
- An expanded marketing programme including radio and television advertising, as well as on-site promotions, bus tours, pop concerts and other events;
- Renovation of a former underperforming, non-contributing area on the second floor, catering to a limited number of greyhound racing patrons, which opened as *Kobalt*, a 5,000 square foot entertainment, cabaret and function room. Located on the second floor, *Kobalt* has hosted an array of events such as buffets, pop concerts and comedy shows and has been successful in increasing footfall to the new second floor gaming area; and
- Capital investment projects aimed at improving the facilities for patrons. These included the demolition of an old derelict clubhouse and its replacement with over 500 additional car parking spaces close to the main building; the replacement of

flooring throughout the ground floor; the replacement of the majority of VLT chairs, and the introduction of 'bill breaker' (change giving) machines.

The introduction of the additional VLTs during the year increased total revenue. In the past, there has usually been a consequent decrease in the net terminal income ("NTI"), which is effectively the average daily profit made by each machine. This year, this reduction was only minimal to $336 (based on an average of 2,482 VLTs) compared to $337 in 2003 (based on an average of 2,160 VLTs), demonstrating the extent to which the market was grown during the year.

The growth in revenue, combined with weekly VLT revenue having exceeded $6.5m on two occasions in 2004 and on three occasions already in 2005, demonstrates the potential for further revenue growth. In the short term, this will be facilitated by the implementation of the remaining 459 VLTs in May 2005, taking the number operational up to the maximum level of 3,002. In the longer term, revenues from these VLTs have the potential to be increased further through the construction of a new building to increase the availability of ground floor gaming areas, allowing VLTs from all upper floors to be located on the preferred ground floor location.



Average weekly VLT revenue (and average number of VLTs)
$m
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
(2,482)
1999
2000
2001
2002
2003
2004



Average daily net terminal income (and average number of VLTs)
$
400
350
300
250
200
150
100
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
(2,482)
1999
2000
2001
2002
2003
2004

The average weekly revenue for the first ten weeks of 2005 of $6.0m is 9% higher than the $5.5m achieved in the corresponding period of 2004. This growth was achieved despite the adverse impact of severe snow storms during the latter part of January 2005. A further boost will be provided in the second quarter of 2005 as a result of the introduction of the remaining 459 VLTs onto the first floor of the building. Work commenced during the final quarter of 2004 to renovate one-half of

this floor, following the relocation of the existing parimutuel (racing) gaming area to the underutilised, terraced, grandstand area. The new gaming area, which will be called *Latitude*, will also incorporate a food service area and a focal point bar. The project is expected to cost in the region of $6.2m and to complete in May 2005.

The racing operation at Lincoln Park experienced a 10% reduction in betting revenues in 2004, consistent with the region's other racetracks. Management has focussed on managing the cost base of the business in order to mitigate the impact of the reduction in betting revenues. Overall, the greyhound racing operation at Lincoln Park is a marginal loss making activity, exacerbated by a change in the VLT take-out structure requiring Lincoln Park to pay the dog owners the equivalent of 2.85% of the VLT revenues generated at Lincoln Park.



Average weekly VLT revenue by quarter (and number of machines)
$'m
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1*
2001 2002 2003 2004 2005
Number of VLTs at end of quarter:
1,700 2,159 2,272 2,513 2,543
* First 10 weeks of Q1 2005

Despite the strong growth in VLT revenue, the profit from Lincoln Park showed only a small increase due to the impact of legislative changes, which effectively reduced Lincoln Park's share of the VLT revenue by around 8%. As a result of the State budget setting process that culminated in July 2004, with effect from 1 July 2004 Lincoln Park now receives 28.85% of the VLT revenues generated at Lincoln Park, up from the 27.0% received in 2003/4. However, the funding of the greyhound owners that operate at the track, and who had previously received a 3.4% share of VLT revenues from the State, has become the responsibility of Lincoln Park. Under a one-year agreement, Lincoln Park pays the greyhound owners an amount equivalent to 2.85% of VLT revenues, thereby effectively reducing Lincoln Park's share of VLT revenues generated at Lincoln Park with effect from 1 July 2004 to 26.0% (down from 27.0%). Lincoln Park's share of VLT revenue therefore effectively reduced from an average of 28.75% in 2003 (30.5% in the first half of 2003 and 27% in the second half) to 26.5% in 2004 - a reduction of around 8%. At a constant percentage, profits in 2004 would have been higher by a further $6.8m. Securing a stable revenue sharing arrangement with the State of Rhode Island remains a priority for the business.

In accordance with new fire safety regulations in Rhode Island, Lincoln Park, working in conjunction with state public safety officials, has implemented a new fire alarm and sprinkler system and improved egress routes from the building. The remaining improvements are expected to be completed, as mandated, by the middle of 2005.

In 2003, a State sponsored commission established to study the potential impact of a casino in Rhode Island recommended that a public referendum be held to determine whether a casino should be allowed in the State. A consortium comprising Harrah's Entertainment Inc. ("Harrah's") and the Narragansett Indians lobbied intensively for such a referendum. In July 2004, the Rhode Island General Assembly passed a bill allowing the casino proposal to be voted on in a public referendum, overriding a veto by the Governor in the process. The Governor requested an advisory opinion from the Rhode Island Supreme Court regarding the constitutionality of the bill. The Rhode Island Supreme Court issued an advisory opinion that the bill violated the Rhode Island Constitution and, subsequently, the Rhode Island Superior Court granted a motion that prevented the casino referendum from being placed on the ballot. As a consequence, no casino referendum vote took place during 2004. Lincoln Park incurred costs in the period of approximately £0.6m, primarily on additional public relations activities, with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy. While there was no casino referendum in 2004, both Harrah's and the Narragansett Indians continue their efforts to promote the development of a casino in the State. Even if a referendum is held and ultimately passed, management believes that there is unlikely to be any significant impact on Lincoln Park until any new casino became fully operational, which would be several years from now.

In the neighbouring state of Massachusetts, a number of bills prepared in respect of expanded gaming were rejected, although they could be represented, in one form or another, during 2005. In Connecticut, the Foxwoods casino expanded further with the opening of their new Rainmaker casino extension and the announcement of plans for a further $700m expansion comprising over one million square feet of space.

Colorado:

The Colorado racetracks performed well in 2004, slightly increasing operating profit over that achieved in 2003. This was a strong result given the environment in which the business operates, particularly the continuing decline in betting revenues experienced by racetracks throughout the USA. Betting revenue declined in 2004 by around 14%, following declines of 8% and 9% in 2003 and 2002 respectively, consistent with national trends.

The profit improvement in the face of this continuing decline was achieved by the implementation of initiatives to maximise the use of the track assets and a focus on the cost base of the business through the implementation of rigorous spending control policies. Revenue enhancing initiatives included taking the previously sub-contracted food service operations in house, and renting the facilities for other events including parties, community events, business meetings, receptions, weddings, fundraisers, training events and trade shows. These new events have developed into an important profit stream for the Colorado racetracks.

However, the Directors have now determined that there is likely to be only a limited ability to continue to manage the cost base of this business in the face of the continuing decline in the principal revenue stream. Further, a limited review of the likely value of the underlying properties during the year, combined with the $20m value attached to the business by BLB as part of the recently announced conditional sale of the US gaming division, has resulted in the Directors writing down the carrying value of the Colorado tracks at 31 December 2004 from $45m to $20m.

Discontinued operations - UK gaming

The UK gaming division, which comprised six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, was sold in March 2005 for £49.4m and is accordingly shown as a discontinued operation.

The UK gaming division achieved an operating profit in 2004 of £4.4m; around 22% greater than that achieved in 2003. The increase was primarily due to significantly improved performances at both Wimbledon and Belle Vue, partly offset by reduced profitability at the Perry Barr track during its redevelopment. The 2004 result also benefited from the closure and subsequent sale of the Catford track, which had contributed a loss of £0.3m during 2003. This track ceased operating in November 2003 and was sold in March 2004 for gross cash of £7.5m.

Belle Vue's strong performance largely derived from the benefits of the restaurant refurbishment in the summer of 2003 that resulted in an improvement in the customer offering and thereby an increase in the utilisation of the restaurant.

Wimbledon's improved result arose as a result of the transfer of 103 BAGS fixtures from the Catford track following the latter's closure in November 2003, a reorganisation of staffing levels in the latter part of 2003 that resulted in a reduction in the labour cost base during 2004, and a racing schedule of three race meetings per week that compared to four race meetings held each week during the first half of 2003 - the extra weekly meeting in 2003 having introduced additional meeting and marketing costs, which were not adequately covered by additional revenue.

Perry Barr had a disappointing year. This stemmed from the redevelopment works at the track during which certain areas were closed for much of the year and temporary bar and fast food facilities were provided. Attendances and spend per head suffered accordingly. The newly refurbished track opened in January 2005.

Total attendances, at just over 0.9m, were approximately 5.3% lower than in 2003, in line with the UK greyhound industry. This continued the pattern experienced over recent years. Factors adversely affecting attendances during 2004 included the televising of the European Football Championships in June and the refurbishment work at the Perry Barr track.

The key betting and restaurant spend indicators continued to rise. The average restaurant spend per head figure increased as a result of enhancements to the menus and consequent price rises at certain tracks following the capital investment in restaurant and catering facilities over recent years.

The roll out of a reservations system to all main track locations was completed and a reservations team established in a purpose-built facility at the Belle Vue track. As well as handling bookings in a more efficient manner, the reservation system enabled booking levels to be monitored and weaker days to be targeted through focussed sales and marketing initiatives.

Adoption of International Financial Reporting Standards ("IFRS")

The adoption of IFRS does not require significant changes to the Group's information systems or operations. This is due to the relatively simple nature of the Group's corporate structure, operations and financing arrangements.

The material adjustments in relation to conversion arise principally in relation to deferred tax and pensions. No material impact on the profit and loss account is anticipated on an ongoing basis.

Wembley's 2005 Interim accounts will be prepared under IFRS.

Group profit and loss account

For the year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Turnover:			
Continuing operations		**69,370**	72,385
Discontinued operations		**25,350**	25,532
Turnover	2	**94,720**	97,917
Operating profit:			
Continuing operations:			
Continuing operations before exceptional items		**28,807**	31,687
Exceptional items relating to continuing operations	3	**(23,115)**	(7,923)
Continuing operations		***5,692***	*23,764*
Discontinued operations:			
Discontinued operations before exceptional items		**4,372**	3,570
Exceptional item relating to discontinued operations	3	**-**	(784)
Discontinued operations		*4,372*	*2,786*
Operating profit	2	**10,064**	26,550
Sale or termination of discontinued businesses	3	**2,391**	(1,389)
Profit on sale of tangible fixed assets – discontinued operations	3	**6,300**	-
Interest receivable and similar income		**1,502**	1,057
Interest payable and similar charges		**(29)**	(120)
Profit on ordinary activities before taxation		**20,228**	26,098
Tax on profit on ordinary activities	4	**(9,795)**	(13,001)
Profit for the financial year		**10,433**	13,097
Ordinary dividend	5	**(6,781)**	(2,263)
Retained profit for the year		**3,652**	10,834
Basic earnings per share	6	**30.0p**	37.9p
Diluted earnings per share	6	**29.7p**	37.7p
Adjusted basic earnings per share	6	**67.3p**	65.2p
Dividend per share	5	**19.5p**	6.5p

Group balance sheet
At 31 December 2004

	Note	**2004 £'000**	2003 £'000
Fixed assets			
Intangible assets		**1,007**	1,339
Tangible assets		**146,738**	162,348
		147,745	163,687
Current assets			
Debtors: recoverable within one year		**7,437**	21,541
Debtors: recoverable after more than one year	7	**14,933**	-
Cash at bank and in hand		**31,633**	22,656
		54,003	44,197
Creditors: amounts falling due within one year		**(10,588)**	(13,397)
Net current assets		**43,415**	30,800
Total assets less current liabilities		**191,160**	194,487
Provisions for liabilities and charges		**(6,379)**	(6,460)
Net assets		**184,781**	188,027
Capital and reserves			
Called up share capital	8	**34,777**	34,662
Share premium account	8	**1,368**	867
Revaluation reserve	8	**58,438**	61,321
Capital redemption reserve	8	**1,651**	1,651
Profit and loss account	8	**88,547**	89,526
Equity shareholders' funds		**184,781**	188,027

Group cash flow statement

For the year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Net cash inflow from operating activities	9	**12,987**	28,743
Returns on investments and servicing of finance	10	**1,215**	60
Taxation	10	**(9,715)**	(12,967)
Capital expenditure	10	**(1,705)**	(5,374)
Acquisitions and disposals	10	**16,597**	10,563
Equity dividends paid		**(6,781)**	(6,400)
Net cash inflow before management of liquid resources and financing		**12,598**	14,625
Management of liquid resources	10	**(7,978)**	(14,762)
Financing	10	**(2,932)**	4,704
Increase in cash		**1,688**	4,567

Reconciliation of net cash flow to movement in net funds

	2004 £'000	2003 £'000
Increase in cash in the year	**1,688**	4,567
Cash outflow/(inflow) from reduction/(increase) in loans	**3,548**	(3,974)
Cash outflow in respect of short-term deposits	**7,978**	14,762
Movement in net funds resulting from cash flows	**13,214**	15,355
Foreign exchange translation difference	**(609)**	(216)
Movement in net funds in the year	**12,605**	15,139
Opening net funds at 1 January	**19,028**	3,889
Closing net funds at 31 December	**31,633**	19,028

Other primary statements

For the year ended 31 December 2004

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004	2003
	£'000	£'000
Profit for the financial year	**10,433**	13,097
Exchange differences	**(7,514)**	(12,506)
Total recognised gains for the financial year	**2,919**	591

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

GROUP RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2004	2003
	£'000	£'000
Profit for the financial year	**10,433**	13,097
Ordinary dividend	**(6,781)**	(2,263)
Retained profit for the year	**3,652**	10,834
Issue of shares (share capital plus share premium)	**616**	730
Exchange differences	**(7,514)**	(12,506)
Net movement in shareholders' funds	**(3,246)**	(942)
Shareholders' funds at 1 January	**188,027**	188,969
Shareholders' funds at 31 December	**184,781**	188,027

Notes to the accounts

1. Preparation of financial information

The financial information set out in this document does not constitute the Group's statutory accounts for the years ended 31 December 2004 or 2003 but is extracted from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the Company's Annual General Meeting. This preliminary announcement is prepared on the same basis as the 2003 statutory accounts. The auditors have reported on the 2003 accounts. Their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Segmental analysis

	2004		2003	
	Turnover £'000	**Profit £'000**	Turnover £'000	Profit £'000
Class of business				
Continuing operations:				
US gaming	**69,370**	**31,315**	72,385	34,398
Central management	**-**	**(2,508)**	-	(2,711)
Continuing: before exceptional items	**69,370**	**28,807**	72,385	31,687
Exceptional items	**-**	**(23,115)**	-	(7,923)
Continuing operations	**69,370**	**5,692**	72,385	23,764
Discontinued operations:				
UK gaming	**25,350**	**4,372**	25,532	3,570
Exceptional items	**-**	**-**	-	(784)
Turnover	**94,720**		97,917	
Operating profit		**10,064**		26,550
Non-operating exceptional items		**8,691**		(1,389)
Net interest receivable		**1,473**		937
Profit before tax		**20,228**		26,098

The UK gaming operations have been disclosed as Discontinued operations in 2004 in accordance with Financial Reporting Standard 3: Reporting Financial Performance. Accordingly, the UK gaming division's results for 2003 have been reclassified to Discontinued operations from Continuing operations. See note 13 for further details.

3. Exceptional items

EXCEPTIONAL ITEMS RELATING TO OPERATING PROFIT

	2004 £'000	2003 £'000
Exceptional items relating to continuing operations:		
Provision for impairment in value of fixed assets in Colorado	**(13,716)**	(1,690)
Costs of the proposed sale and restructuring of Wembley plc and its subsidiaries	**(6,213)**	(518)
Lincoln Park: costs related to indictment	**(2,634)**	(1,415)
Lincoln Park: public relations activities	**(552)**	-
Colorado VLT initiative	-	(4,300)
Exceptional items relating to continuing operations	***(23,115)***	*(7,923)*
Exceptional item relating to discontinued operations:		
UK gaming: closure and aborted planning costs	-	*(784)*
Exceptional items relating to operating profit	**(23,115)**	(8,707)

Provision for impairment in value of fixed assets in Colorado

Following a review of the carrying value of the Colorado fixed assets (tangible and intangible), a total provision of £13.7m has been made. This brings the carrying value of the Colorado fixed assets to $20.0m, the Directors' estimated combined value of these assets. The principal factors that have influenced the Directors' decision to perform this impairment review are: the continuing decline in betting handle and limited opportunity for further cost savings in this business, initial discussions with Colorado-based real estate specialists during the second half of the year and an indicative valuation from BLB Investors LLC as part of the proposed sale of Wembley US gaming division (note 12).

In 2003, a provision of £1.7m was made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs of the proposed sale and restructuring of Wembley plc and its subsidiaries

Costs of £6.2m (2003: £0.5m) were incurred during the period in relation to the proposed sale of Wembley plc following recommended offers from MGM MIRAGE ("MGM") and BLB Investors LLC ("BLB"). These costs include a £3.0m break-fee paid to MGM (see below) and legal and financial advice received in relation to the sale process.

On 27 January 2004, the Board announced an agreement with MGM on the terms of a recommended cash acquisition of Wembley plc at a price of 750p per share. It was further agreed that shareholders would also obtain a share in a new company created by a reorganisation to ring-fence the litigation associated with Lincoln Park that, upon completion of the acquisition, would have had cash balances of $16.3m (equivalent to approximately 25p per Wembley share). This amount would have been available to meet any fine that may have been imposed upon the company (capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within the company would have been returned to shareholders.

On 30 March 2004, BLB, a shareholder owning, at that stage, approximately 8% of the Company's issued share capital, announced an offer to acquire the remaining shares in the Company at 800p per share (with no potential further receipt relating to the outcome of the litigation in Rhode Island). Following a counter offer by MGM, on 8 April 2004, of 840p per

share plus one share in the new company created to ring-fence the litigation, BLB, who by now owned approximately 22% of the Company's issued share capital, made a final recommended cash offer on 1 May 2004 of 860p per share, plus a contingent entitlement to share in any of the $16.3m cash remaining after the trial of Lincoln Park Inc. A break-fee of £3.0m was paid to MGM following the Board's recommendation of the higher offer from BLB.

On 5 July 2004, BLB announced that it was allowing its offer for Wembley plc to lapse on the basis that the 90% acceptance condition had not been met. On that date, BLB had acquired or received valid acceptances representing 83.1% of Wembley's share capital.

On 8 February 2005, Wembley announced the conditional sale of its US gaming division to BLB (see note 12). Costs in respect of this transaction have been prepaid at 31 December 2004.

Lincoln Park: costs related to indictment

Costs of £2.6m (2003: £1.4m) arose as a result of the investigation and the subsequent issue of an indictment by a Federal Grand Jury in Rhode Island. The costs primarily comprise legal fees. In addition, the 2004 cost of £2.6m includes an amount in relation to the salary and redundancy of one of the indicted former executives, Nigel Potter. Costs arising in respect of this litigation are charged to the profit and loss account as incurred.

Lincoln Park: public relations activities

Costs of £0.6m were incurred in relation to both a public relations campaign run by Lincoln Park with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy, and the provisional assembly of a team to campaign against a proposed casino referendum in the State of Rhode Island.

Colorado VLT initiative

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. No relief was taken for this expenditure in terms of calculating the tax charge in 2003.

UK gaming: closure and aborted planning costs

At 31 December 2003, costs of £0.8m had been incurred in relation to the closure of the loss-making Catford greyhound stadium, which was subsequently sold during March 2004 (see below) and in relation to pursuing an unsuccessful planning application for the development of a new track in Liverpool.

3. Exceptional items (continued)

NON-OPERATING EXCEPTIONAL ITEMS

	2004 £'000	2003 £'000
Sale or termination of discontinued businesses:		
Sale of The Corporate Innovations Company Limited	**146**	(1,133)
Sale of Wembley International Limited and Wembley Ticketing business	**300**	444
Termination of Hong Kong operations	**1,945**	(700)
Sale or termination of discontinued businesses	***2,391***	*(1,389)*
Profit on sale of tangible fixed assets:		
Profit on sale of Catford greyhound stadium	**6,300**	-
Non-operating exceptional items	**8,691**	(1,389)

Sale of The Corporate Innovations Company Limited

In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility at 31 December 2003.

During 2004, an agreement was reached with The Corporate Innovations Company Limited that, while Corporate Innovations would surrender tax losses to Wembley at par and waive its right to the cash facility, Wembley would waive its right to the loan note. Accordingly, the provision of £150,000 set up at 31 December 2003, less legal fees of £4,000 in relation the settlement agreement, has been released, resulting an a net gain of £146,000.

Sale of Wembley Ticketing business

The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments payable through 2003 and 2004. In 2004, this performance-related payment totalled £300,000 (2003: £444,000). No further performance related payments are receivable.

Termination of Hong Kong operations and settlement of long-standing legal dispute

The long-standing legal dispute in Hong Kong that arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid 1990s was settled during the period. The trial concluded in January 2004 and the judge's verdict, received in March 2004, completely vindicated Wembley. An award of damages and interest, totalling around £1.5m was made in favour of Wembley and this settlement was received in May 2004. Costs incurred during the period, principally legal fees, were £0.3m. Wembley also received, in anticipation of the final settlement of costs, HK$10m (around £0.7m) from the Hong Kong authorities. A decision on the final amount of costs to be reimbursed to Wembley is still awaited.

3. Exceptional items (continued)

Profit on sale of Catford greyhound stadium

Catford greyhound stadium was sold to English Partnerships on 31 March 2004 for gross sale proceeds of £7.5m. After deducting the site's net book value and associated costs of disposal, a profit of £6.3m was achieved. It is anticipated that the utilisation of brought forward capital losses will result in no tax being payable on this disposal.

4. Tax on profit on ordinary activities

	2004 £'000	2003 £'000
UK corporation tax at 30% on continuing operations	-	454
UK corporation tax at 30% on discontinued operations	-	448
UK corporation tax on UK exceptional items	-	(90)
Overseas taxation	**12,340**	12,871
Overseas taxation on overseas exceptional items	**(1,465)**	(579)
Adjustments in respect of prior years UK corporation tax	**(1,455)**	-
Adjustments in respect of prior years overseas tax	**(200)**	(400)
Current tax	**9,220**	12,704
Deferred tax	**575**	297
Total tax	**9,795**	13,001

Based on profit on ordinary activities of £20.2m (2003: £26.1m) the Group's effective rate of tax is 48.4% (2003: 49.8%). When both the after tax impact of the exceptional items and the adjustments in respect of prior year taxes are excluded, the effective rate in 2004 is 37.3% (2003: 38.9%).

5. Ordinary dividend

	2004 £'000	2003 £'000
Interim dividend	**6,781**	2,252
Adjustment in respect of 2002 final dividend	-	11
	6,781	2,263

An interim dividend of 19.5p per share (2003: 6.5p) on 34,776,364 ordinary shares (2003: 34,640,529) was paid on 6 October 2004. The 2004 interim dividend included 13.0p per share in lieu of the estimated final dividend in 2003 that was not paid as a result of the anticipated sale of Wembley plc in 2004.

No final dividend for 2004 is proposed (2003: nil).

6. Earnings per share

	2004	2003
The earnings per share figures have been calculated as follows:		
Profit for the financial year (£'000)	**10,433**	13,097
Weighted average number of shares in issue ('000)	**34,754**	34,597
Basic earnings per share	**30.0p**	37.9p

The diluted earnings per share of 29.7p (2003: 37.7p) is based on the profit for the financial year of £10,433,000 (2003: £13,097,000) and on 35,118,000 (2003: 34,783,000) ordinary shares, the latter calculated as follows:

	2004 No. '000	2003 No. '000
Basic weighted average number of shares	**34,754**	34,597
Dilutive potential ordinary shares:		
Executive share option schemes	**339**	162
Employee sharesave scheme	**25**	24
	35,118	34,783

The fair value (average price for the year) of Wembley plc shares during 2004 was £7.24 (2003: £6.13).

	2004 pence per share	2003 pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	**30.0**	37.9
Adjustment in respect of exceptional items (note 3)	**41.5**	29.2
Adjustment in respect of taxation on exceptional items (note 4)	**(4.2)**	(1.9)
Adjusted earnings per share	**67.3**	65.2

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

7. Debtors: recoverable after more than one year

	2004 £'000	2003 £'000
Debtors: recoverable after more than one year	**14,933**	-

In December 2004, a payment of £16m was made to Wembley's UK final salary pension scheme in order to eliminate its deficit on an ongoing basis and allow the trustees to adopt a low-risk investment strategy. At 31 December 2004, this amount has been treated as a prepayment with £14.9m of the total payment shown as recoverable after more than one year and the balance of £1.1m included within Debtors: recoverable within one year.

8. Reconciliation of shareholders' funds and movement on reserves

	Called up share capital £'000	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Equity shareholders' funds £'000
At 1 January 2004	34,662	867	61,321	1,651	89,526	**188,027**
Issue of shares	115	501	-	-	-	**616**
Retained profit	-	-	-	-	3,652	**3,652**
Exchange differences	-	-	(2,883)	-	(4,631)	**(7,514)**
At 31 December 2004	**34,777**	**1,368**	**58,438**	**1,651**	**88,547**	**184,781**

9. Reconciliation of operating profit to net cash inflow from operating activities

	2004 £'000	2003 £'000
Operating profit	**10,064**	26,550
Depreciation and impairment	**16,537**	4,787
Amortisation of goodwill and impairment	**327**	53
Loss on sale of tangible fixed assets	**41**	72
Increase in debtors (including £16m pension prepayment – note 7)	**(14,403)**	(536)
Increase/(decrease) in creditors	**421**	(2,183)
Net cash inflow from operating activities	**12,987**	28,743

10. Analysis of cash flows for headings netted in the cash flow statement

	2004 £'000	2003 £'000
Returns on investments and servicing of finance		
Interest paid	**(6)**	(100)
Interest received	**1,221**	160
Net cash inflow from returns on investment and servicing of finance	**1,215**	60
Taxation		
Corporation tax received/(paid)	**1,043**	(373)
Overseas tax paid	**(10,758)**	(12,594)
Net cash outflow from tax paid	**(9,715)**	(12,967)

10. Analysis of cash flows for headings netted in the cash flow statement (continued)

Capital expenditure	2004 £'000	2003 £'000
Proceeds from disposal of tangible fixed assets	**7,301**	19
Purchase of tangible fixed assets	**(9,006)**	(5,393)
Net cash outflow from capital expenditure and financial investment	**(1,705)**	(5,374)
Acquisitions and disposals		
Net proceeds from sale or termination of businesses	**15,037**	15,474
Net cash sold with subsidiary undertakings	**-**	(86)
Cash acquired with subsidiary undertaking	**-**	114
Net cash flow in relation to termination discontinued business	**1,700**	(598)
Payments in relation to sale of subsidiary undertakings	**(140)**	-
Payments in relation to acquisition of subsidiary undertaking	**-**	(4,341)
Net cash inflow from acquisitions and disposals	**16,597**	10,563
Management of liquid resources		
Cash placed on short-term bank deposits	**(3,781)**	(14,762)
Cash placed in escrow account (note 12)	**(4,197)**	-
Net cash outflow from management of liquid resources	**(7,978)**	(14,762)
Financing		
Shares issued under share option schemes	**616**	730
Loans (repaid)/drawn	**(3,548)**	3,974
Net cash (outflow)/inflow from financing	**(2,932)**	4,704

11. Pensions

The Group operates a defined benefit pension scheme. The following table summarises the valuation of this scheme in accordance with FRS 17 requirements:

	2004 £'000	2003 £'000
Total market value of assets	**39,923**	22,460
Present value of scheme liabilities	**(33,660)**	(30,637)
Surplus/(deficit) in the scheme	**6,263**	(8,177)
Related deferred tax (liability)/asset	**(1,879)**	2,453
Net FRS 17 pension surplus/(deficit)	**4,384**	(5,724)

12. Contingent liability

In September 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleged that this constituted a conspiracy to influence improperly the actions of public officials.

In January 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all 16 counts against it within the indictment at that time, the maximum aggregate fine that would be sought against it was $8m. This amount was transferred into an escrow account.

A superseding indictment was issued in September 2004 replacing the original indictment. This superseding indictment contained a total of 10 charges against Lincoln Park Inc. The substance of the charges against Lincoln Park Inc remained broadly the same. Immediately prior to the start of the trial in January 2005, the number of charges against Lincoln Park Inc was reduced further to nine.

The trial commenced on 31 January 2005 and the Jury's verdicts were delivered on 24 February 2005. The Jury returned not guilty verdicts on three charges against Lincoln Park Inc. and one charge against each of the two former executives, both of whom have now left the employment of the Wembley Group. The Jury was unable to reach unanimous verdicts on the remaining charges and, as a consequence, the Judge declared a mistrial in respect of those charges.

The US Attorney in Rhode Island has since decided to retry Lincoln Park Inc. and the former executives in respect of all the outstanding charges against them. For Lincoln Park Inc, the number of charges now stands at six.

The Board of Wembley has always believed that no US laws were broken and that there was never any intention to break any US laws. No payment was approved, no payment was ever made and, after considering the evidence presented at the recent trial, the Board remains of the view that these allegations are without foundation. Lincoln Park Inc. will continue to defend itself vigorously against the remaining charges and the Board understands that the two former executives will also continue to defend themselves against the remaining charges.

No provision has been made in these Accounts in relation to this indictment, although the legal and other related costs arising from it have been charged to the profit and loss account as incurred.

Should Lincoln Park Inc. be convicted at trial then, in addition to a fine now believed to be of up to $3m, there would likely be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. Such events could adversely affect the Group's ability to operate Lincoln Park.

Note 12 below outlines the principal terms of the conditional sale agreement announced on 8 February 2005 between Wembley and BLB Investors LLC for the sale of Wembley's US gaming division. If this sale proceeds, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which would then only be exposed to a possible fine.

13. Post balance sheet events

US gaming division

On 8 February 2005, Wembley announced that it had entered into a conditional sale agreement with BLB Investors LLC ("BLB") in relation to a potential sale of the Group's US gaming division. The net purchase price for the US gaming division of $339m is after taking into account the cost of $116m to Wembley of repurchasing BLB's 22 per cent shareholding in Wembley, which would be the subject of a separate shareholder resolution in respect of which BLB would not be eligible to vote.

The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue sharing arrangement ("Long Term Deal") for the Lincoln Park operation with the State of Rhode Island, its formal ratification by the Rhode Island State legislature and upon BLB entering into definitive financing arrangements with its lenders. BLB has discussed outline terms of a Long Term Deal with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long Term Deal. Legislation for a Long Term Deal was introduced into the Senate on 17 March 2005.

The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together with the approval of Wembley's shareholders (other than BLB). The Lincoln Park Reorganisation is the reorganisation of certain Wembley subsidiaries to exclude Lincoln Park Inc., the entity that is subject to the ongoing litigation in Rhode Island, from the companies being sold.

The sale agreement may be terminated by either party if completion of the transaction has not occurred by 30 May 2005.

It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be despatched in due course.

UK gaming division

On 4 March 2005, Wembley completed the sale of its UK gaming division to Risk Capital Partners for a cash consideration of £49.4m. A cash balance estimated at approximately £0.9m remained within the business at completion to cover working capital commitments. A completion balance sheet will determine any final adjustments. No significant warranties were given to the purchaser by the Wembley Group in connection with this transaction.

In accordance with the provisions of Financial Reporting Standard 3 – Reporting Financial Performance, the results of the UK gaming division have been shown as Discontinued operations in 2004 and have been therefore also been reclassified in the 2003 comparative figures.

14. Return of cash to shareholders

If the sale of the US gaming division to BLB is completed, the Directors intend to seek shareholders' approval to enter into a members' voluntary liquidation of the Company and return all surplus cash to shareholders. At this stage, the amount, method and timing of such a return remain unclear. Further information will be provided at the time that any proposal for the sale of the US gaming division is put to shareholders for approval.

Set out below are the principal issues and uncertainties for shareholders to consider when attempting to forecast the amount of cash that could to be received in such a situation:

- Transaction uncertainties – as detailed in the Chairman's Statement, the sale is dependent upon a number of conditions being met, most notably a long-term revenue sharing arrangement with the State of Rhode Island and BLB entering into definitive financing arrangements with its lenders. With the exception of shareholder approval, most of these conditions are outside the control of either Wembley or its shareholders. Both the actual completion of the transaction and the timing of any completion therefore remain uncertain.
- Exchange rate – the proposed BLB transaction is expected to yield net cash proceeds to the Group of $339m. Wembley has traditionally not hedged its ongoing US dollar denominated cash flows. However, the Board is currently investigating the range of measures that may be taken in order to help to define more precisely the sterling value that would arise from this transaction. An announcement will be made should the Board decide to change from the current position.
- Transaction costs – the anticipated net cash proceeds of $339m are shown before taking into account transaction costs, principally in relation to legal and financial advice.
- Wembley's statutory contribution obligations on a wind-up of the Group's defined benefit pension scheme – it is anticipated that the Group's defined benefit pension scheme will need to be wound-up before the liquidation of the Company can complete. In such a situation, the prepayment of £16m shown in the 31 December 2004 balance sheet would be written off. The additional cost to Wembley meeting of its statutory contribution obligations on a wind-up of the scheme is estimated to be in the region of £13m - £16m depending primarily on market fluctuations in respect of scheme assets and annuity costs between now and the date Wembley's statutory contribution obligations arise. Members' rights will be secured through transfers to other pension schemes or through the purchase of annuities and deferred annuities from an insurance company when the scheme is wound-up.
- Result of the retrial in Rhode Island – in addition to further legal costs now being incurred as a result of the retrial, there remains the possibility of a fine, now believed to be of up to $3m, in the event of a conviction of Lincoln Park Inc. $8m currently remains in an escrow account, this being the amount previously agreed by the US Attorney in Rhode Island as the maximum fine when the number of charges stood at 16.
- Closure of the head office function in the UK – costs will include the redundancy of all staff and settlement of all Company liabilities such as lease obligations.
- Net cash generated to the point of completion – Wembley's shareholders will benefit from any surplus cash generated prior to completion of the BLB transaction. However, it should be noted that the anticipated capital expenditure programme for 2005 is necessarily concentrated in the first half of the year.
- Share options – at 31 December 2004, employees of the Group held options over approximately 1.6m shares. The exercise of some or all of these options will result in a dilutive effect to the net proceeds receivable upon liquidation due to either the greater number of shares in issue or the cash cost of buying out share option rights.
- Timing and method of distribution – the intended distribution may be by way of a special dividend declared by the Directors and/or a liquidation dividend paid out by the liquidator appointed to carry out a members' voluntary liquidation. The timing of distributions by the liquidator would depend primarily upon how quickly the liquidator can settle all outstanding claims on the Company, including the final resolution of outstanding tax matters.



PRESS RELEASE

US Sale Update

7 April 2005 - Agreed alterations to the conditional agreement for the sale
gaming division and the return of $5m from US escrow account

Wembley plc today announced amendments to the termination date for the conditional agreement for the sale of its US gaming division to BLB Investor: ('BLB'). A key condition was BLB agreeing a long-term revenue sharing arrai with the State of Rhode Island and its formal ratification by the Rhode Islan legislature. Long-term revenue sharing enabling legislation was introduced i the Senate and the House of Representatives in late March 2005.

In order to allow sufficient time for the enabling legislation to be passed, We and BLB have agreed to extend the date on which either party may terminat agreement if completion of the sale has not occurred from the current 30 Mi deadline to 30 June 2005. In addition, the two parties have agreed that the agreement may be terminated by either party if the enabling legislation witl to a long-term revenue sharing arrangement has not been enacted by the R Island State legislature on or before 31 May 2005.

Wembley is also pleased to announce the receipt of $5m plus interest from t account set up with the US Attorney for Rhode Island and the confirmation t maximum fine payable by Lincoln Park Inc in the event of a conviction on all is $3m.

Enquiries

Wembley plc Tel: 020 8795 8003
Mark Elliott
Eric Tracey

College Hill Tel: 020 7457 2020
Matthew Smallwood
Justine Warren

Retu



PRESS RELEASE

Update on the sale of the US gaming division

1 June 2005 - Further to its announcement on 7 April 2005, Wembley sets an update on the progress of the proposed sale of its US gaming division to Worldwide Holdings, Inc ('BLB').

A key condition to the sale was BLB agreeing a long-term revenue sharing arrangement with the State of Rhode Island and it being enacted by the Rhc State legislature. Enabling legislation for such an arrangement was introduc both the Rhode Island Senate and House of Representatives in late March 2

On 26 May 2005, appropriate enabling legislation was passed in the Senate vote. The enabling legislation still needs to be passed by the House of Repre and, thereafter, approved by the Governor before the sale condition has bee satisfied. The Governor has indicated his support for the form of the legislati by the Senate.

On 27 May 2005, the Rhode Island Department of Business Regulation ('DBI removed a further condition to the completion of the proposed sale with the announcement that it had approved the transfer of Lincoln Park's pari-mutu licence to BLB, effective as of the completion of the sale. DBR also approved Lincoln Park Reorganisation, subject to the completion of the sale process. The Lincoln Park Reorganisation will remove Lincoln Park, Inc. (the entity su the Lincoln Park litigation) from the assets being sold to BLB.

In the 7 April 2005 release, Wembley announced two dates on which either or BLB could terminate the agreement for the proposed sale. The first was if appropriate enabling legislation had not been enacted on or before 31 May 2 date has not been achieved and, although it has not been formally extended parties continue to work towards achieving the second date of 30 June 2005 completion of the sale process.

A further announcement will be made in due course.

Further enquiries:

College Hill
Tel: +44 (0) 20 7457 2020
Matthew Smallwood / Justine Warren

Retu



PRESS RELEASE

Rhode Island court case update

8 June 2005 - NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

The Board of Wembley has been informed that the retrial of Wembley's subs Lincoln Park Inc., and the two former Wembley executives, Nigel Potter and Bucci, has been scheduled for the Federal Court's July 2005 trial calendar. Impanelment of the jury is scheduled to commence on Tuesday 12 July 200 expected that the trial will commence in the following week. The trial will be Worcester in Massachusetts.

In the trial that concluded on 24 February 2005, Lincoln Park was acquitted the nine charges against it, and the former Wembley executives were acquit of the charges against each of them. The jury was unable to reach a verdict remainder of the charges and, as a result, a mistrial on these charges was d On 2 March 2005, the United States Attorney in Rhode Island announced his to retry Lincoln Park Inc. and the former executives in respect of the charge the jury had been unable to reach a verdict.

The Board remains firmly of the view that the allegations are without founda Lincoln Park and the two former Wembley executives continue to vigorously the charges.

Further enquiries:

COLLEGE HILL
Tel: +44 (0) 20 7457 2020
Matthew Smallwood / Justine Warren

Retu

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

23 June 2005

Wembley plc ("Wembley" or the "Company")

Update on US sale process and posting of shareholder circular

On 8 February 2005, the Board of Wembley announced that it had agreed to sell the Company's US Gaming Division to BLB Worldwide Holdings, Inc. ("BLB Worldwide") (the "Proposed Sale") and to repurchase BLB's approximate 22 per cent. shareholding in Wembley (together the "Transaction"). The Board today announces that it is posting a circular (the "Circular") to Wembley shareholders ("Shareholders") containing, inter alia, further details of, and the outstanding conditions to the Transaction and seeking shareholder approval for it at an Extraordinary General Meeting to be held on 18 July 2005.

The Transaction is conditional upon, inter alia, legislation setting out the terms of a long-term revenue-sharing arrangement for the Lincoln Park operation (the "Long Term Deal") being enacted by the Rhode Island Senate, House of Representatives and Governor, upon the requisite regulatory clearances being received from the Rhode Island Lottery Commission and Department of Business Regulation and upon BLB entering into a definitive financing agreement with its lenders and receiving funding thereunder. Notwithstanding that the Rhode Island Senate has passed legislation approving the Long Term Deal in terms which the Rhode Island Governor has publicly supported and that regulatory clearance has been received from the Rhode Island Department of Business Regulation, passage of the Long Term Deal enabling legislation by the Rhode Island House of Representatives remains highly uncertain. The Board will make an announcement upon any decision by the House of Representatives. If any of the outstanding conditions (including passage of the Long Term Deal enabling legislation by the House of Representatives) are not satisfied and completion of the Transaction ("Completion") has not occurred by 30 June 2005, BLB (as well as Wembley) has the right to terminate the agreement for the sale and purchase of the US Gaming Division. Notwithstanding the uncertainties with respect to the enactment of the Long Term Deal enabling legislation, the Board is despatching the Circular to Shareholders at this time in order to be able to achieve Completion as expeditiously as possible if such legislation is enacted.

If Shareholders approve the Transaction and it completes as envisaged, it will generate cash proceeds of approximately $339 million before transaction expenses and after the repurchase of BLB's shareholding in Wembley (before deducting $5 million of working capital which is required to be retained by the US Gaming Division pursuant to the terms of the Proposed Sale). In such circumstances, the Group will cease to have any trading operations from such time (having sold its UK Gaming Division in March 2005), and the expectation is that all surplus cash will be returned to Shareholders in due course.

The Board has received advice on the options available to it and has concluded that the most

efficient way of returning capital to Shareholders would be by means of a solvent members' voluntary winding-up of the Company (the "Proposed Winding-Up"). The Board intends that, as a first step, a proportion of the surplus cash will be returned to Shareholders by the payment, following Completion, of a special dividend of up to 325 pence per share, and Shareholders are being requested to authorise the Board at the Extraordinary General Meeting to pay such a special dividend.

If Shareholders approve the Transaction and it completes as envisaged, the Board intends to write to Shareholders with details of the Proposed Winding-Up, which will be subject to Shareholder approval at a subsequent extraordinary general meeting of the Company. On the commencement of the Proposed Winding-Up, control of Wembley would move from the Board to the appointed liquidators (who would then have responsibility for satisfying all of the Company's outstanding liabilities and for returning all remaining surplus cash to Shareholders). The Board anticipates a cash return to Shareholders (excluding BLB, whose shares in the Company would have been repurchased and cancelled by this stage) of between 840 and 880 pence per share in total (including the special dividend) by the time the Proposed Winding-Up has completed. This range is subject to a number of assumptions and uncertainties which are set out in the appendix to this announcement, including the exchange rate at which the US dollar proceeds of the Proposed Sale are converted into pounds sterling.

At the same time as the Board writes to Shareholders with proposals to wind up the Company, it will also seek Shareholder approval, subject to the commencement of the Proposed Winding-Up, to delist Wembley's shares from the Official List of the UKLA, as a result of which the Company's shares would cease to be traded on the London Stock Exchange.

The retrial of Lincoln Park, Inc. and two former Wembley executives is expected to commence in mid-July 2005. If the Transaction does not complete and if Lincoln Park, Inc. is convicted at the retrial then, in addition to a fine of up to $3 million, there would likely be adverse repercussions with Lincoln Park, Inc.'s regulators at the Rhode Island Lottery Commission and/or the Rhode Island Department of Business Regulation, which could adversely affect the Company's ability to operate Lincoln Park. The Board believes that if any of the conditions to completion of the Proposed Sale (including Shareholder approval at the Extraordinary General Meeting) are not satisfied and the Transaction does not therefore proceed, the Company would accordingly face an uncertain future and that the amount and timing of any return of cash to Shareholders, through future dividends or otherwise, would also be uncertain. The Board has concluded, therefore, that the Transaction is in the best interests of Shareholders as a whole.

Shareholders should read the whole of the Circular before taking any decision.

Current trading of US Gaming Division

Trading at Lincoln Park has been broadly in line with expectations in 2005. Average weekly VLT revenue for the period ended 11 June 2005 was up 10.3 per cent. at $6.4 million, compared to $5.8 million in the corresponding period of 2004 and $5.8 million for 2004 as a whole. The increase in VLT revenue is largely attributable to 221 additional VLTs which were only introduced mid-way through the first quarter of 2004 and a further 459 VLTs which were introduced at the end of

April 2005, giving a weighted average number of VLTs for the period to 11 June 2005 of 2,663 (corresponding period of 2004: 2,421).

On 29 April 2005, following six months of refurbishment work at a cost of around $6.2 million, a new gaming area was opened at Lincoln Park. This new area facilitated the introduction of the remaining 459 authorised VLTs. Lincoln Park now operates all of the 3,002 permitted VLTs.

In operating profit terms, the growth in VLT revenue so far this year has been largely mitigated by the previously announced reduction in Lincoln Park's share of this revenue to an effective rate of 26 per cent. (first six months of 2004: 27 per cent.) and increased operational costs following the opening of the new gaming area. As a consequence, for the five months ended 31 May 2005, US dollar denominated operating profit is broadly in line with that achieved in the corresponding period of 2004. However, taking into account the continued strength of sterling in 2005, sterling denominated profits from the US Gaming Division are lower than in the corresponding period of 2004.

Release of interim financial statements

The Circular posted to Shareholders today indicates that it is the Board's intention that, if the Transaction completes, it will write to Shareholders with proposals to wind-up the Company and to delist Wembley's shares from the Official List of the UKLA, as a result of which the Company's shares would cease to be traded on the London Stock Exchange.

The indicative timetable included within the Circular anticipates that the cancellation of the listing could occur in mid-September.

The Board does not consider it practicable to issue Interim Financial Statements prior to 30 September 2005 (being the end of the 90 day period within which to publish Interim Financial Statements under the Listing Rules prescribed by the UK Listing Authority (the "Listing Rules")) given the requirements relating to the adoption of International Financial Reporting Standards (IFRS) for the preparation of Interim Financial Statements.

Accordingly, the Company today announces that it intends to take advantage of a relaxation of the 90 day Listing Rules requirement permitted by the Financial Services Authority and, if the listing has not been cancelled, will publish Interim Financial Statements later than the 90 days specified in the Listing Rules, but not later than the 120 day limit imposed by current European legislation.

THERE WILL BE AN ANALYST AND INVESTOR CONFERENCE CALL AT 3.30PM TODAY. THE DIAL IN NUMBER IS 020 8901 6951. SHOULD YOU REQUIRE ANY ASSISTANCE PLEASE CALL KATIE BEAUMONT ON 020 7457 2044.

Enquiries

College Hill **Tel:** 020 7457 2020
Matthew Smallwood

Appendix

Range of return to Shareholders

Assuming that Shareholders approve the Transaction at the Extraordinary General Meeting, the Transaction completes as envisaged and Shareholders approve the Proposed Winding-Up, the Board anticipates a cash return to Shareholders (excluding BLB, whose shares would by then have been repurchased and cancelled) of between 840 and 880 pence per share in total (including the special dividend).

This anticipated range of return has been estimated by the Board, taking into account the following assumptions:

(a) that the net cash proceeds of the Transaction will be converted upon receipt into sterling at an exchange rate of £1:$1.82. If the Long Term Deal enabling legislation is enacted, Wembley may enter into a forward exchange contract in expectation of receipt of the sale proceeds to protect against exchange rate volatility. In addition, Wembley has purchased a foreign exchange option at a cost of £0.5 million to protect against the £/$ exchange rate moving above £1:$1.835 before 6 July 2005 when the option will expire. Assuming that Wembley enters into a forward exchange contract prior to the expiry of the option, the downside exchange rate risk is accordingly capped at $0.015 (being the difference between the assumed rate of £1:$1.82 and the option rate of £1:$1.835); subject to this, each $0.01 of exchange rate movement equates to a movement of between 3 and 4 pence per share in the range set out above;

(b) that prior to the payment by the proposed liquidators of any distributions to Shareholders in the Proposed Winding-Up, the Company will be in receipt of interest on its cash balances including the net cash proceeds referred to in (a) above but after payment of the special dividend. The exact amount of interest received will depend upon prevailing interest rates and the period which elapses until the first interim payment to Shareholders by the proposed liquidators. No account has been taken of the amount of any interest which may be earned after the first interim payment by the proposed liquidators;

(c) that (in line with advice received by the Board) no corporation tax on capital gains should be payable by the Company or Wembley Holdings Limited following the Proposed Sale as an exemption therefrom should be available under Schedule 7AC of the Taxation of Chargeable Gains Act 1992, provided that the winding-up of Wembley is commenced as soon as reasonably practicable following completion of the Proposed Sale (the substantial shareholding exemption). Guidance has been sought and received from the Inland Revenue that the qualifying conditions for the exemption should then have been satisfied. Were such exemption not to be available, it is estimated that around £40 million of tax would be payable on the proceeds of the Proposed Sale, representing approximately 150 pence per share (excluding BLB's shareholding in the Company); and

(d) that no unexpected liabilities or claims will arise during the winding-up process or come to the attention of the proposed liquidators or the Board after the date of the Circular. Were any such liabilities or claims to arise, the liquidators might reduce the amount available to be returned to Shareholders.

There can be no certainty, therefore, that the actual amount returned to Shareholders will be within the range of 840 to 880 pence per share, nor can any assurance be given as to the timing of any distributions by the proposed liquidators.

Uncertainties affecting the amount to be returned

Even if the assumptions underlying the anticipated range of 840 to 880 pence per share are correct, any return to Shareholders within that range will be dependent on the outcome of a number of uncertainties, as follows:

(i) cash balances and ongoing cash receipts — Shareholders will benefit from any surplus cash (in excess of $5 million of working capital to be retained within the US Gaming Division at closing) generated prior to completion of the Transaction plus interest generated on the Company's cash balances through to the expected date of the first interim distribution by the proposed liquidators, in total estimated at approximately £3.5 million. This will be in addition to the cash balance existing at 31 May 2005 of approximately £83.6 million;

(ii) transaction and liquidation costs — the anticipated net cash proceeds of the Transaction are shown before taking into account transaction and liquidation costs, estimated to be in the region of £6 million, of which approximately £1 million was paid prior to 31 May 2005;

(iii) Wembley's statutory contribution obligations on a wind-up of the Company's defined benefit pension scheme — the Company's defined benefit pension scheme will be wound-up. Following discussions with insurers, the additional cost to Wembley of meeting its statutory contribution obligations on a wind-up of the scheme is estimated to be in the region of £12 million (including costs of winding-up the scheme). The final cost will depend primarily on market fluctuations in respect of the value of scheme assets and annuity costs between now and the date Wembley's statutory contribution obligations arise and the conclusion of a process to determine the accuracy of the underlying data held by the scheme administrator, upon which the quotes from insurers have been based. The trustees of the scheme have requested that a further £2 million be placed in escrow to cover any adverse change in the estimated cost of closing the scheme. Members' rights will be secured through transfers to other pension schemes or through the purchase of annuities and deferred annuities from an insurance company when the scheme is wound-up. It is also assumed that as a consequence of the closure of the scheme, the prepayment of £16 million in the 31 December 2004 balance sheet will be written off, to the extent not already written off as a result of the adoption of Financial Reporting Standard 17 under UK GAAP and the sale of the UK Gaming Division. These accounting adjustments result in no additional cash cost to the Company;

(iv) result of the retrial in the Lincoln Park litigation — in addition to further legal costs now being incurred in respect of the forthcoming retrial which are estimated to be around $1

million, there remains the possibility of a fine of up to $3 million in the event of a conviction of Lincoln Park, Inc.. There is also the possibility of further legal costs in relation to further retrials and/or appeals. Recovery of some amounts may be possible under Wembley's directors' and officers' liability insurance policy;

(v) closure of the head office function in the UK — costs will primarily include bonuses and redundancy costs and the cost of a short-term incentive plan (details of which are set out in the Circular) payable to head office employees of around £3 million, and the costs of settlement of all Company liabilities, such as lease obligations and the implementation of appropriate directors' and officers' liability insurance arrangements, of around £2 million;

(vi) share options — at 17 June 2005, current and former employees of the Company held options over approximately 0.9 million shares. It is expected that 0.1 million of these options will be exercised at an average exercise price of around 630 pence per share. The exercise of these options will therefore generate additional cash for the Company of approximately £0.6 million. However, the additional shares in issue resulting from the exercise of these options will reduce the net proceeds per share receivable upon the Proposed Winding-Up; and

(vii) a contingency of £2.5 million - £5.5 million (around 8 to 20 pence per share) has been provided to cater for unforeseen events.

The current issued share capital of Wembley (including those shares in the Company held by BLB) is 35,688,759 shares.

COPIES OF ANNOUNCEMENTS MADE TO THE LSE:

1. April/May/June 2005
2. January/March 2005
3. November/December 2004
4. May/October 2004

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
1 April 2005
14:20
Regulatory News Service
English

RNS Number:5039K Wembley PLC 01 April 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 30 March, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,990,295 of the ordinary shares in Wembley Plc, representing 5.63% of the issued share capital of the company.

End

Wembley PLC - Holding(s) in Company

84 words
4 April 2005
13:36
Regulatory News Service
English

RNS Number:5687K Wembley PLC 04 April 2005

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that as of close of business on 31st March 2005, Citigroup Global Markets UK Equity Limited have an interest of 2,989,642 ordinary shares in Wembley Plc, representing 8.45% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Wembley PLC - Holding(s) in Company

74 words
5 April 2005
08:37
Regulatory News Service
English

RNS Number:6164K Wembley PLC 05 April 2005

Wembley PLC ("the Company")

5th April 2005

Disclosure of Interest in Share Capital

The Company has received notification that, as at 31st March, 2005, Credit Suisse First Boston (Europe) Limited (CSFBEL) no longer has a notifiable interest in the ordinary shares of the Company.

End.

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
5 April 2005
10:43
Regulatory News Service
English

RNS Number:6300K Wembley PLC 05 April 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 30 March, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 2,801,181 of the ordinary shares in Wembley Plc, representing 7.92% of the issued share capital of the company.

End

Wembley PLC - US Sale Update

297 words
7 April 2005
06:45
Regulatory News Service
English

RNS Number:7434K Wembley PLC 07 April 2005

FOR IMMEDIATE RELEASE

Wembley plc

Agreed alterations to the conditional agreement for the sale of US gaming division and the return of $5m from US escrow account

Wembley plc today announced amendments to the termination date for the conditional agreement for the sale of its US gaming division to BLB Investors LLC ("BLB"). A key condition was BLB agreeing a long-term revenue sharing arrangement with the State of Rhode Island and its formal ratification by the Rhode Island State legislature. Long-term revenue sharing enabling legislation was introduced into both the Senate and the House of Representatives in late March 2005.

In order to allow sufficient time for the enabling legislation to be passed, Wembley and BLB have agreed to extend the date on which either party may terminate the sale agreement if completion of the sale has not occurred from the current 30 May 2005 deadline to 30 June 2005. In addition, the two parties have agreed that the agreement may be terminated by either party if the enabling legislation with respect to a long-term revenue sharing arrangement has not been enacted by the Rhode Island State legislature on or before 31 May 2005.

Wembley is also pleased to announce the receipt of $5m plus interest from the escrow account set up with the US Attorney for Rhode Island and the confirmation that the maximum fine payable by Lincoln Park Inc in the event of a conviction on all charges is $3m.

7 April 2005

Enquiries

Wembley plc Tel: 020 8795 8003 Mark Elliott Eric Tracey

College Hill Tel: 020 7457 2020 Matthew Smallwood Justine Warren

This information is provided by RNS The company news service from the London Stock Exchange

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
11 April 2005
15:34
Regulatory News Service
English

RNS Number:9126K Wembley PLC 11 April 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 7 April, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 3,241,081 of the ordinary shares in Wembley Plc, representing 9.16% of the issued share capital of the company.

End

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
26 April 2005
13:31
Regulatory News Service
English

RNS Number:5423L Wembley PLC 26 April 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 21 April, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 2,553,362 of the ordinary shares in Wembley Plc, representing 7.17% of the issued share capital of the company.

End

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
28 April 2005
15:48
Regulatory News Service
English

RNS Number:6858L Wembley PLC 28 April 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 22 April, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 2,070,515 of the ordinary shares in Wembley Plc, representing 5.85% of the issued share capital of the company.

End

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
11 May 2005
12:07
Regulatory News Service
English

RNS Number:1781M Wembley PLC 11 May 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 9 May, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 2,168,285 of the ordinary shares in Wembley Plc, representing 6.09% of the issued share capital of the company.

End

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
13 May 2005
14:07
Regulatory News Service
English

RNS Number:2997M Wembley PLC 13 May 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 10 May, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,699,461 of the ordinary shares in Wembley Plc, representing 4.77% of the issued share capital of the company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Wembley PLC - Holding(s) in Company

79 words
20 May 2005
14:36
Regulatory News Service
English

RNS Number:5885M Wembley PLC 20 May 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 18 May, 2005 Fidelity International Limited and its subsidiary companies have a notifiable interest in 3,435,607 of the ordinary shares in Wembley Plc, representing 9.62% of the issued share capital of the company.

End

Wembley PLC - Holding(s) in Company

79 words
24 May 2005
14:00
Regulatory News Service
English

RNS Number:6964M Wembley PLC 24 May 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 22 May, 2005 Fidelity International Limited and its subsidiary companies have a notifiable interest in 2,912,282 of the ordinary shares in Wembley Plc, representing 8.16% of the issued share capital of the company.

End

Wembley PLC - AGM Resolutions

78 words
24 May 2005
14:09
Regulatory News Service
English

RNS Number:6967M Wembley PLC 24 May 2005

Wembley PLC

24 May 2005

FOR IMMEDIATE RELEASE

24 May 2005

Wembley plc ("the Company")

A copy of the resolutions passed at the Annual General Meeting of the Company has today been submitted to the Document Viewing Facility at the UK Listing Authority, 25 The North Colonnade, Canary Wharf E14 5HS.

This information is provided by RNS The company news service from the London Stock Exchange

Wembley PLC Goldman Sachs Group Inc. Holding(s) in Company

83 words
25 May 2005
11:14
Regulatory News Service
English

RNS Number:7425M Wembley PLC 25 May 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 22 May 2005, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 1,778,482 ordinary shares in the Company, representing 4.98% of the issued share capital of the Company.

End

Wembley PLC - Holding(s) in Company

79 words
25 May 2005
11:17
Regulatory News Service
English

RNS Number:7429M Wembley PLC 25 May 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 23 May, 2005 Fidelity International Limited and its subsidiary companies have a notifiable interest in 2,779,926 of the ordinary shares in Wembley Plc, representing 7.78% of the issued share capital of the company.

End

Wembley PLC - US sale update

396 words
1 June 2005
06:00
Regulatory News Service
English

RNS Number:9781M Wembley PLC 01 June 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

1 June 2005

Wembley plc ("Wembley") Update on the sale of the US gaming division

Further to its announcement on 7 April 2005, Wembley sets out below an update on the progress of the proposed sale of its US gaming division to BLB Worldwide Holdings, Inc ("BLB").

A key condition to the sale was BLB agreeing a long-term revenue sharing arrangement with the State of Rhode Island and it being enacted by the Rhode Island State legislature. Enabling legislation for such an arrangement was introduced into both the Rhode Island Senate and House of Representatives in late March 2005.

On 26 May 2005, appropriate enabling legislation was passed in the Senate on a 32-1 vote. The enabling legislation still needs to be passed by the House of Representatives and, thereafter, approved by the Governor before the sale condition has been satisfied. The Governor has indicated his support for the form of the legislation passed by the Senate.

On 27 May 2005, the Rhode Island Department of Business Regulation ("DBR") removed a further condition to the completion of the proposed sale with the announcement that it had approved the transfer of Lincoln Park's pari-mutuel racing licence to BLB, effective as of the completion of the sale. DBR also approved the Lincoln Park Reorganisation, subject to the completion of the sale process. The Lincoln Park Reorganisation will remove Lincoln Park, Inc. (the entity subject to the Lincoln Park litigation) from the assets being sold to BLB.

In the 7 April 2005 release, Wembley announced two dates on which either Wembley or BLB could terminate the agreement for the proposed sale. The first was if appropriate enabling legislation had not been enacted on or before 31 May 2005. This date has not been achieved and, although it has not been formally extended, both parties continue to work towards achieving the second date of 30 June 2005 for the completion of the sale process.

A further announcement will be made in due course.

Further enquiries:

College Hill Tel: +44 (0) 20 7457 2020

Matthew Smallwood / Justine Warren

This information is provided by RNS The company news service from the London Stock Exchange

Wembley PLC - Holding(s) in Company

79 words
1 June 2005
16:24
Regulatory News Service
English

RNS Number:0285N Wembley PLC 01 June 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 1 June, 2005 Fidelity International Limited and its subsidiary companies have a notifiable interest in 2,339,113 of the ordinary shares in Wembley Plc, representing 6.55% of the issued share capital of the company.

End

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
2 June 2005
12:07
Regulatory News Service
English

RNS Number:0686N Wembley PLC 02 June 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 1 June, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,936,368 of the ordinary shares in Wembley Plc, representing 5.47% of the issued share capital of the company.

End

Wembley PLC - Court Case Update

276 words
8 June 2005
13:35
Regulatory News Service
English

RNS Number:3141N Wembley PLC 08 June 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE 8 June 2005

Wembley plc ("Wembley") Rhode Island court case update

The Board of Wembley has been informed that the retrial of Wembley's subsidiary, Lincoln Park Inc., and the two former Wembley executives, Nigel Potter and Daniel Bucci, has been scheduled for the Federal Court's July 2005 trial calendar. Impanelment of the jury is scheduled to commence on Tuesday 12 July 2005. It is expected that the trial will commence in the following week. The trial will be held in Worcester in Massachusetts.

In the trial that concluded on 24 February 2005, Lincoln Park was acquitted of three of the nine charges against it, and the former Wembley executives were acquitted of one of the charges against each of them. The jury was unable to reach a verdict on the remainder of the charges and, as a result, a mistrial on these charges was declared. On 2 March 2005, the United States Attorney in Rhode Island announced his decision to retry Lincoln Park Inc. and the former executives in respect of the charges on which the jury had been unable to reach a verdict.

The Board remains firmly of the view that the allegations are without foundation. Lincoln Park and the two former Wembley executives continue to vigorously defend the charges.

Further enquiries:

COLLEGE HILL Tel: +44 (0) 20 7457 2020 Matthew Smallwood / Justine Warren

Wembley PLC - Holding(s) in Company

79 words
10 June 2005
10:08
Regulatory News Service
English

RNS Number:4147N Wembley PLC 10 June 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 7 June, 2005 Fidelity International Limited and its subsidiary companies have a notifiable interest in 1,995,733 of the ordinary shares in Wembley Plc, representing 5.59% of the issued share capital of the company.

End

Wembley PLC - Market Maker Holding

68 words
10 June 2005
16:22
Regulatory News Service
English

RNS Number:4539N Wembley PLC 10 June 2005

London Stock Exchange Regulatory Announcement

Publication of Market Maker Holding under Rule 2302

Name of company:	Wembley PLC
Relevant security:	Ord #1
Member firm:	UBS Investment Bank
Percentage holding:	5.55%
As at close of business on:	09 June 2004

This information is provided by RNS

The company news service from the London Stock Exchange

Wembley PLC - Holding(s) in Company

79 words
13 June 2005
15:10
Regulatory News Service
English

RNS Number:5027N Wembley PLC 13 June 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 10 June, 2005 Fidelity International Limited and its subsidiary companies have a notifiable interest in 1,533,733 of the ordinary shares in Wembley Plc, representing 4.30% of the issued share capital of the company.

End

Wembley PLC Goldman Sachs Group Inc. Holding(s) in Company

83 words
17 June 2005
14:22
Regulatory News Service
English

RNS Number:7371N Wembley PLC 17 June 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 14th June 2005, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 2,134,902 ordinary shares in the Company, representing 5.98% of the issued share capital of the Company.

End

Wembley PLC Goldman Sachs Group Inc. Holding(s) in Company

88 words
5 January 2005
17:48
Regulatory News Service
English

RNS Number:0694H Wembley PLC 05 January 2005

Wembley Plc ("the Company")

The Company has today been informed that as of close of business 29 December, 2004, The Goldman Sachs Group, Inc., ("GS Inc") was interested, by attribution only, in a total of 1,481,300 ordinary shares in Wembley Plc, representing 4.26% of the issued share capital of the Company.

End

Document RNS0000020050105e115003eb

Wembley PLC - Holding(s) in Company

78 words
11 January 2005
15:10
Regulatory News Service
English
(c) 2005

RNS Number:2503H Wembley PLC 11 January 2005

Wembley PLC

11th January 2005

Disclosure of Interest in Share Capital

The Company received notification today that, as at 6 January 2005, Credit Suisse First Boston has an interest in 1,733,500 shares (being equivalent to approximately 4.98% of the issued share capital of the Company).

End.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050111e11b002eh

Wembley PLC - Holding(s) in Company

75 words
13 January 2005
17:01
Regulatory News Service
English
(c) 2005

RNS Number:3648H Wembley PLC 13 January 2005

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Schroder Investment Management Limited is interested in an aggregate of 4,769,439 ordinary shares in Wembley Plc, representing 13.72% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050113e11d00360

Wembley PLC - Conditional sale agreement.

5,109 words
8 February 2005
07:01
Regulatory News Service
English

RNS Number:3312I Wembley PLC 08 February 2005

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

8 February 2005

WEMBLEY PLC CONDITIONAL SALE AGREEMENT WITH BLB INVESTORS, L.L.C. IN RELATION TO WEMBLEY'S US GAMING DIVISION

Summary

* Wembley is pleased to announce that it has entered into a conditional sale agreement with BLB in relation to a potential sale of Wembley Inc., the holding company of the Group's US Gaming Division (comprising Wembley's operations in Rhode Island and Colorado).
* The net purchase price for the US Gaming Division, after taking into account the cost to Wembley of repurchasing BLB's 22 per cent shareholding in Wembley, will be US$339 million in cash. Based on the current issued share capital (excluding BLB's shareholding in Wembley), the net purchase price equates to approximately 674 pence per share at the current US$/£ exchange rate of 1.86.
* The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue-sharing arrangement (the "Long Term Deal") for the Lincoln Park operation with the State of Rhode Island, its formal ratification by the Rhode Island State legislature and upon BLB entering into definitive financing arrangements with its lenders.
* BLB has discussed outline terms of a Long Term Deal with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives yesterday issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long Term Deal. At this stage, there is no certainty that a Long Term Deal will ultimately be ratified.
* The sale agreement envisages a reorganisation of certain Wembley subsidiaries (the "Lincoln Park Reorganisation") to exclude from the companies being sold Lincoln Park, Inc., the entity that is subject to the Lincoln Park Litigation.
* The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together with the approval of Wembley's shareholders (other

than BLB). The sale agreement may be terminated by either party if completion of the Transaction has not
occurred by 30 May 2005.

* It is anticipated that the Wembley Board will return surplus cash to shareholders after completion of the Transaction. The structure and timing of such return has yet to be determined.
* It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be
despatched in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and
certain other conditions to the sale agreement have been met.
* Separate to the Transaction, Wembley has also commenced a process for the disposal of its UK Gaming Division.

Commenting on the announcement, Claes Hultman, Chairman of Wembley, said:

"Whilst the completion of the sale of the US Gaming Division remains subject to a number of conditions, we believe this development is a positive step towards the maximisation of value for shareholders."

There will be an analyst conference call at 9.00am today. The dial in number is 020 8515 2319. Should you require assistance please call Katie Beaumont on 020 7457 2044.

Enquiries

Wembley Tel: 020 8795 8003

Claes Hultman

Mark Elliott

Eric Tracey

Hawkpoint Tel: 020 7665 4500

Paul Baines

Vinay Ghai

Merrill Lynch Tel: 020 7628 1000

Mervyn Metcalf

Derek Ross

College Hill Tel: 020 7457 2020

Matthew Smallwood

Justine Warren

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Transaction and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Transaction and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

This announcement, for which the directors of Wembley are responsible, has been issued by Wembley.

This summary should be read in conjunction with the full text of the attached announcement.

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

8 February 2005

WEMBLEY PLC CONDITIONAL SALE AGREEMENT WITH BLB INVESTORS, L.L.C. IN RELATION TO WEMBLEY'S US GAMING DIVISION

Introduction

The Board of Wembley is pleased to announce that it has entered into a conditional sale agreement with BLB in relation to a potential sale of Wembley Inc., the holding company of the Group's US Gaming Division (comprising Wembley's operations in Rhode Island and Colorado).

The net purchase price for the US Gaming Division, after taking into account the cost to Wembley of repurchasing BLB's 22 per cent shareholding in Wembley, will be US$339 million in cash. Based on the current issued share capital (excluding BLB's shareholding in Wembley), the net purchase price equates to approximately 674 pence per share at the current US$/£ exchange rate of 1.86.

The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue-sharing arrangement (the "Long Term Deal") for the Lincoln Park operation with the appropriate Rhode Island authorities and its formal ratification by the Rhode Island State legislature and BLB entering into definitive financing arrangements with its lenders. BLB has discussed outline terms of a Long Term Deal with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives yesterday issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long Term Deal. Copies of both this announcement and a press release issued by BLB are attached. At this stage, there is no certainty that a Long Term Deal will ultimately be ratified.

The sale agreement envisages a reorganisation of certain Wembley subsidiaries (the "Lincoln Park Reorganisation") to exclude from the companies being sold Lincoln Park, Inc., the entity that is subject to the Lincoln Park Litigation.

The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together with approval of Wembley's shareholders (other than BLB). The sale agreement may be terminated by either party if completion of the Transaction has not occurred by 30 May 2005.

In view of the size of the Transaction, the fact that it constitutes a Related Party Transaction under the Listing Rules and the requirement for a special resolution to approve the proposed repurchase of BLB's shareholding in Wembley, the Transaction is conditional, inter alia, upon the approval of Wembley shareholders (other than BLB). It is intended that a circular providing further information on the Transaction and details of the Extraordinary General Meeting being convened to approve the Transaction will be posted to Shareholders in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and certain other conditions to the sale agreement have been met.

Background to and reasons for the Transaction

Following the conclusion of a programme of disposing of non-core assets that included the disposal of Wembley Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley has become a focused track-based gaming group that is highly dependent upon the Lincoln Park operation in Rhode Island. As a consequence of the risks associated with being so heavily dependent on a single profit source, the Wembley Board concluded that it would be in the best interests of shareholders to explore a possible sale of the Group. Following discussions in 2003 with a number of parties interested in acquiring some or all of the

Group's assets, the Board announced in January 2004 an agreement with MGM MIRAGE ("MGM") on the terms of a recommended cash acquisition of Wembley at a price of 750 pence per share, plus a share in a new company created to ring-fence the litigation associated with Lincoln Park, Inc.

In a subsequent auction process, BLB, which had by that stage acquired approximately 22 per cent of Wembley's issued share capital at 800 pence per share, ultimately out-bid MGM, with a recommended offer in May to acquire all the remaining shares in the Company at 860 pence per share in cash, plus a contingent entitlement dependent on the outcome of the Lincoln Park Litigation. On 5 July 2004, BLB announced that it was allowing its offer for Wembley to lapse on the basis that the valid acceptances which it had received, representing 83.1 per cent of Wembley's share capital, represented less than 90 per cent of the shares to which the offer related as required under the terms of the offer.

Following the lapsing of BLB's offer, the Wembley Board stated that it would continue to explore opportunities to maximise value for shareholders. In this regard, confidential discussions have been taking place between Wembley and BLB regarding a possible sale to BLB of Wembley's US Gaming Division, provided that a Long Term Deal could be agreed with the Rhode Island authorities on terms satisfactory to BLB and such terms being ratified by the Rhode Island legislature. These discussions have culminated in the announcement of the Transaction.

Lincoln Park Litigation

An indictment was issued in September 2003 against Wembley's Lincoln Park, Inc. subsidiary and two former Wembley executives. This followed a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island.

In January 2004, Wembley announced (when Lincoln Park, Inc. faced 16 charges) that an agreement had been entered into with the US Attorney in Rhode Island which provided that, should Lincoln Park, Inc. be convicted at trial on all counts, the maximum aggregate fine that would be sought would be US$8 million. This amount has been transferred into an escrow account.

In September 2004, a Grand Jury in Rhode Island issued a superseding indictment, which replaced the indictment issued in September 2003. This superseding indictment contains 16 charges (previously 22), of which 10 are against Lincoln Park, Inc. Otherwise, the substance of the charges against Lincoln Park, Inc. remained broadly the same.

The trial commenced on 31 January 2005 and is expected to last around four weeks. Although the Board remains of the view that the allegations are without foundation and are being vigorously defended at trial, the Board has considered, inter alia, the potential impact of an adverse outcome at trial in assessing the terms and timing of the Transaction.

Principal terms and conditions of the Transaction

The Transaction has been structured as a disposal by Wembley's wholly-owned subsidiary, Wembley Holdings Limited ("WHL"), of the entire issued share capital of its wholly-owned US subsidiary, Wembley Inc. The purchaser is BLB's wholly-owned US subsidiary, BLB Worldwide Holdings Inc. Subject to obtaining shareholder approval, it is intended that Wembley will also repurchase BLB's shareholding in Wembley.

Completion of the Transaction is subject to the satisfaction of a significant number of conditions, including the ratification of a Long Term Deal, the obtaining of all requisite regulatory approvals, BLB obtaining definitive financing from its lenders and approval of the Transaction by Wembley's shareholders. The sale agreement contains customary representations and warranties for a transaction of this kind but the only remedy which BLB will have for any breach of these representations and warranties (absent fraud or wilful or intentional misrepresentation) will be to terminate the sale agreement prior to completion if such a breach has a material adverse effect on Wembley and its subsidiaries taken as a whole.

The aggregate gross purchase price for the US Gaming Division is US$455 million, of which, US$339 million will be paid to WHL in cash at completion of the Transaction, subject to adjustment to the extent that there is less than US$5 million of cash in the balance sheet of Wembley Inc. and its subsidiaries at completion. An adjustment will also be made, either to decrease the purchase price to the extent that Wembley Inc. and its

subsidiaries' net accounts receivable are less than minus US$1 million, or to increase the purchase price to the extent that such net accounts receivable are greater than US$3 million.

The remaining portion of the purchase price is to be satisfied by the delivery by BLB of a promissory note in the sum of US$116 million, which will be netted off against the purchase price for BLB's shares in Wembley.

Information on the US Gaming Division

The US Gaming Division comprises Wembley's operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of 2,543 VLTs. Lincoln Park also stages live greyhound racing at its track as well as providing wagering opportunities on the televising of the racing of both greyhounds and horses. The Colorado business owns and operates three greyhound-racing tracks and one horseracing track, together with an off-track betting operation.

A summary of the financial results of the US Gaming Division is given in the table below.

	Unaudited 6 months ended 30 June 2004	Audited year ended 31 December 2003	Audited year ended 31 December 2002
	£m	£m	£m
Turnover	33.1	72.4	76.7
Operating profit	16.0	34.4	37.9
	US$m	US$m	US$m
Turnover	60.3	118.4	115.1
Operating profit	29.2	56.3	56.9

As at 31 December 2003, the US Gaming Division had audited net assets of £109.4 million (excluding intercompany balances and investments and excluding all cash and borrowings).

Current trading and outlook

Trading at Lincoln Park in Rhode Island remained strong during 2004. The average weekly VLT revenue during 2004 was US$5.8 million (2003: US$5.1 million), corresponding to growth of around 14 per cent. As previously announced, Wembley's share of VLT revenue reduced in the second half of 2004 to an effective rate of 26 per cent, down from 27 per cent. Lincoln Park's share of VLT revenue has therefore reduced by around 8 per cent compared to prior year, from an average of 28.75 per cent in 2003 (30.5 per cent in the first half of 2003 and 27 per cent in the second half) to an effective rate of 26.5 per cent in 2004.

Revenues from the pari-mutuel racing operations at both the Colorado and Lincoln Park tracks experienced further decline during 2004. A detailed review is currently underway to ensure that the carrying value of the Group's fixed assets remains appropriate in light of the continuing decline. Particular attention will be focused on the carrying value of the Colorado tracks, which are currently valued at around US$45 million. It is likely that the review will result in a material reduction in the carrying value of the Colorado tracks, with a non-cash impact on the profit and loss account. The amount of the reduction is yet to be quantified.

Work has commenced on the refurbishment of part of the first floor area at Lincoln Park that will permit the installation of additional VLTs, bringing the total number operational to the maximum permitted of 3,002. The refurbishment work is scheduled for completion in May 2005, at a cost estimated at US$6.2 million.

Sterling continued to strengthen against the US dollar during 2004 with an average exchange rate of £1: US$1.83 (2003: £1: US$1.64). This will adversely impact the 2004 result by around £3.5 million.

The UK Gaming Division reported operating profit of £2.0 million in the first half of 2004 (2003: £1.4 million for the half year and £3.6 million for the full year). The performance during the traditionally stronger second half of the year was slightly improved in 2004 over that achieved in 2003.

Trading at Lincoln Park has begun well in 2005 despite severe adverse weather disrupting the operation throughout much of January 2005. Despite this, the average weekly VLT revenue at Lincoln Park for the first four weeks of 2005 increased to US$5.3 million (from 2,543 VLTs) from US$5.1 million in the corresponding period of 2004 (from 2,272 VLTs).

The net cash position of Wembley Group as at 31 December 2004 was £31.6 million, after making a contribution of £16 million into Wembley's UK final salary pension scheme in December 2004. After completion of the Transaction and if the UK Gaming Division is sold (see below), Wembley is likely to make a further, smaller payment to fully fund and close the pension scheme.

Wembley's preliminary results for the year ended 31 December 2004 are expected to be issued towards the end of March 2005.

Possible disposal of UK Gaming Division

Separate to the Transaction, Wembley has commenced a process for the disposal of its UK Gaming Division. Shareholders will be advised in due course of the outcome of this process.

Use of proceeds and the financial effects of the Transaction

The Transaction will generate net cash proceeds of approximately US$339 million before transaction expenses and after the repurchase of BLB's shareholding in Wembley. It is anticipated that no corporation tax on any gain will arise as a result of the Transaction and that the Board will return surplus cash to shareholders after completion of the Transaction. The structure and timing of such return has yet to be determined.

Shareholder approval

It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be despatched in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and certain other conditions to the sale agreement have been met.

Enquiries

Wembley Plc Tel: 020 8795 8003

Claes Hultman

Mark Elliott

Eric Tracey

Hawkpoint Tel: 020 7665 4500

Paul Baines

Vinay Ghai

Merrill Lynch Tel: 020 7628 1000

Mervyn Metcalf

Derek Ross

College Hill Tel: 020 7457 2020

Matthew Smallwood

Justine Warren

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Sale and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Sale and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

This announcement, for which the directors of Wembley are responsible, has been issued by Wembley.

APPENDIX

The following principal definitions apply throughout this announcement unless the context requires otherwise:

"BLB"	BLB Investors, L.L.C., a Delaware limited liability company, which is 37.5 per cent owned by investment affiliates of Starwood Capital, 37.5 per cent owned by investment affiliates of Kerzner and 25 per cent owned by investment affiliates of Waterford and, where the context requires, references to BLB shall include references to any affiliates or associates of BLB
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held to approve the Transaction
"Hawkpoint"	Hawkpoint Partners Limited
"Lincoln Park Litigation"	the indictment (CR. No. 03-81 ML) against Lincoln Park, Inc. issued by the United States District Court for the District of Rhode Island
"Merrill Lynch"	Merrill Lynch International
"Operating profit"	earnings from continuing operations before exceptional items and before deduction of interest payments and income taxes
"Transaction"	the sale by Wembley of Wembley Inc. to BLB on the terms and conditions of the sale agreement, including the repurchase of BLB's shareholding in Wembley
"UK Gaming Division"	GRA Limited, together with its subsidiary Perry Barr Greyhound Racing Club Limited, comprising Wembley's greyhound racing operations in the UK
"US Gaming Division"	Wembley Inc., together with its subsidiaries, comprising Wembley's operations in Rhode Island and Colorado
"VLT"	video lottery terminal
"Wembley" or "Company"	Wembley plc
"Wembley Board" or "Board"	the directors of Wembley
"Wembley Group" or "Group"	Wembley and its subsidiary undertakings

STATE OF RHODE ISLAND PRESS RELEASE

For immediate release:

February 7, 2005

BLB INVESTORS, LLC TO BUY LINCOLN PARK

STATE HOUSE, Providence - Governor Donald L. Carcieri, President of the Senate Joseph A. Montalbano (D - Dist. 17, Lincoln, North Providence Pawtucket), and Speaker of the House William J. Murphy (D - Dist. 26, West Warwick, Coventry, Warwick), today announced that BLB Investors, LLC has informed the state of its plans to purchase Lincoln Park from Wembley plc. The proposal would bring a needed investment in the infrastructure at Lincoln Park. The $560 million overall investment includes $125 million in infrastructure improvements, and $435 million to acquire Lincoln Park.

"We welcome BLB to Rhode Island," said Senator Montalbano. "A long-term revenue framework is necessary for BLB to make a sizable investment in our state, and I look forward to working with my colleagues in the Senate, Speaker Murphy and the leadership in the House of Representatives, and Governor Carcieri to ensure that investment is made."

Speaker Murphy said, "For the past two years, I have stated that a long-term deal with Lincoln Park and Newport Grand would be in the best financial interests of the State of Rhode Island. I am deeply concerned

about the potential competition from the State of Massachusetts. The specifics as to any long-term deal with both facilities are premature. The details would have to be reviewed through public hearings in front of the House Finance Committee."

Governor Carcieri said, "I'm pleased that we are on track to get a new owner at Lincoln Park. As part of the deal, BLB has asked the state to provide a long-term revenue contract. In order to facilitate the successful sale of Lincoln Park, I am willing to consider a long-term deal.

"BLB has also asked the state to authorize additional Video Lottery Terminals. I continue to be opposed generally to casino gambling in Rhode Island or to the expansion of gambling at the state's current facilities. I will only consider new VLTs if three conditions are met.

"First, an expanded Lincoln Park must not include the hotels or convention facilities that could draw business away from the City of Providence. Second, any deal should provide the Narragansett Indian Tribe with a share of the revenues from any new VLTs for the Tribe's economic development. Third, the balance of any revenues generated from new VLTs at Lincoln Park must be dedicated to property tax relief. These conditions would defend Rhode Island's interest in the continued success of Lincoln Park, while protecting the City of Providence, helping the Narragansett Indian Tribe, and reducing Rhode Island's high property tax burden."

The proposal would likely include a long-term agreement, which Senator Montalbano has long sought, to stabilize how revenues from video lottery terminals are split among the State of Rhode Island, the Town of Lincoln, the lottery provider and the facility.

BLB PRESS RELEASE

For Immediate Release:

February 7, 2005

BLB INVESTORS, LLC Announces Plans to Purchase Lincoln Park

BLB agrees to invest $560 million in the Northern Rhode Island gaming facility

Providence, R.I. (Feb. 7, 2005) - BLB Investors, LLC (BLB) today announced its plans to purchase Lincoln Park from Wembley plc. The $560 million investment includes $125 million in infrastructure improvements and $435 million to acquire Lincoln Park. In addition, BLB would acquire Wembley plc's Colorado facilities for an additional $20 million.

"We welcome BLB to Rhode Island," said the President of the Rhode Island Senate, Senator Joseph A. Montalbano (D-Dist. 17, Lincoln, North Providence Pawtucket). Senator Montalbano added that "A long-term revenue framework is necessary for BLB to make a sizable investment in our state, and I look forward to working with my colleagues in the Senate, Speaker Murphy and the leadership in the House of Representatives, and Governor Carcieri to ensure that investment is made."

BLB is a joint venture of affiliates of Kerzner International Limited, affiliates of Starwood Capital Group Global, LLC - a premier US based investment firm - and Waterford Group, LLC, a market leader in the gaming and hospitality industry.

"BLB has been extremely impressed with the professionalism shown by those representing the State of Rhode Island's interest in this matter," said Len Wolman, a principal of BLB. "The terms we've discussed will not include a hotel, nor will it include a convention or other large meeting facilities. We strongly believe in complimenting Rhode Island's existing resources, particularly the outstanding restaurants of Providence and the surrounding area, not competing with them. We look forward to establishing a long and mutually beneficial relationship with the State of Rhode Island," added Mr. Wolman.

The Speaker of the Rhode Island House of Representatives, William J. Murphy (D-Dist. 26, West Warwick, Coventry, Warwick), commented, "For the past two years, I have stated that a long-term deal with Lincoln Park and Newport Grand would be in the best financial interests of the State of Rhode Island. I am deeply concerned about the potential competition from the State of Massachusetts. The specifics as to any long-

term deal with both facilities are premature. The details would have to be reviewed through public hearings in front of the House Finance Committee."

In return for its investment commitment, BLB is proposing that it be granted authorization to increase the number of video lottery terminals at Lincoln Park from 3,002 to 4,752. Under this proposal that would remain in place for 18 years, the State of Rhode Island would continue to receive 60.4% of net terminal income from the existing 3,002 authorized video lottery terminals and would receive 63.25% of net terminal income from the additional 1,750 terminals. Under the proposal, BLB would continue to receive 28.85% of net terminal income from the existing 3,002 authorized video lottery terminals and would receive 26% of net terminal income on the additional machines. BLB would continue to make payments to operators of racing activity at Lincoln from its share of the revenue.

In addition, under BLB's proposal, The Town of Lincoln would continue to receive 1.25% of all net terminal income from both existing and new terminals. It would also enjoy better access to Lincoln Park after the State of Rhode Island provides road enhancements along Route 146.

Governor Donald L. Carcieri said, "I'm pleased that we are on track to get a new owner at Lincoln Park. As part of the deal, BLB has asked the state to provide a long-term revenue contract. In order to facilitate the successful sale of Lincoln Park, I am willing to consider a long-term deal."

The Governor added: "BLB has also asked the state to authorize additional Video Lottery Terminals. I continue to be opposed generally to casino gambling in Rhode Island or to the expansion of gambling at the state's current facilities. I will only consider new VLTs if three conditions are met.

"First, an expanded Lincoln Park must not include the hotels or convention facilities that could draw business away from the City of Providence. Second, any deal should provide the Narragansett Indian Tribe with a share of the revenues from any new VLTs for the Tribe's economic development. Third, the balance of any revenues generated from new VLTs at Lincoln Park must be dedicated to property tax relief. These conditions would defend Rhode Island's interest in the continued success of Lincoln Park, while protecting the City of Providence, helping the Narragansett Indian Tribe, and reducing Rhode Island's high property tax burden."

BLB has also proposed the creation of an advisory committee that would consider programs and initiatives to benefit all constituencies and would recommend steps to coordinate Lincoln Park activities with state and municipal agencies to maximize the effectiveness of joint marketing campaigns benefiting both Lincoln Park and Rhode Island businesses. The advisory committee would include representatives of Lincoln Park's ownership, the Town of Lincoln, The Rhode Island Convention Center Authority, Greater Providence Chamber of Commerce and the Providence Warwick Convention Visitors Bureau.

BLB would agree to a limitation on the use of Lincoln Park to avoid direct competition with the Rhode Island Convention Center and local hotel owners. Certain events would require coordination with the Providence Performing Arts Center.

Under BLB's proposal, during the term, Lincoln Park would have parity of operation and taxation in gaming tax rate and all other gaming regulations with respect to all other approved gaming venues in Rhode Island.

In addition, Lincoln Park would continue to use union labor in its operations, and BLB would agree to enter into a Project Labor Agreement for any major improvements to Lincoln Park, assuming all the trade unions in the construction industry are party to the agreement.

The BLB acquisition is subject to various contingencies, including Wembley shareholder approval, regulatory approvals and finalization of the long-term revenue sharing agreement between Lincoln Park and the State of Rhode Island. BLB has received binding commitments from its institutional lenders to provide the financing necessary for the acquisition and subsequent renovation of Lincoln Park, which commitments are subject to customary conditions as well as the documentation of the long-term arrangement with the State of Rhode Island.

Media Contacts:

BLB, LLC

Mike Doyle

RDW Group

(401) 374-4640

(401) 553-5102

mdoyle@rdwgroup.com

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050208e1280004n

Wembley PLC - Holding(s) in Company

83 words
8 February 2005
12:19
Regulatory News Service
English
(c) 2005

RNS Number:3499I Wembley PLC 08 February 2005

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that as of close of business 4th February, 2005, Citigroup Global Markets UK Equity Limited have an interest of 1,289,642 ordinary shares in Wembley Plc, representing 3.70% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050208e128001p6

Wembley PLC - Holding(s) in Company

78 words
9 February 2005
15:57
Regulatory News Service
English
(c) 2005

RNS Number:4246I Wembley PLC 09 February 2005

Wembley PLC

9th February 2005

Disclosure of Interest in Share Capital

The Company received notification today that, as at 7th February 2005, Credit Suisse First Boston has an interest in 1,579,567 shares (being equivalent to approximately 4.54% of the issued share capital of the Company).

End.

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Document RNS0000020050209e129002mt

Wembley PLC - Holding(s) in Company

78 words
9 February 2005
16:02
Regulatory News Service
English
(c) 2005

RNS Number:4248I Wembley PLC 09 February 2005

Wembley PLC

8th February 2005

Disclosure of Interest in Share Capital

The Company received notification today that, as at 4th February 2005, Credit Suisse First Boston has an interest in 1,148,317 shares (being equivalent to approximately 3.30% of the issued share capital of the Company).

End.

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Document RNS0000020050209e129002pa

Wembley PLC - Holding(s) in Company

83 words
11 February 2005
11:25
Regulatory News Service
English
(c) 2005

RNS Number:5058I Wembley PLC 11 February 2005

Wembley PLC ("the Company")

11th February 2005

Disclosure of Interest in Share Capital

The Company has received notification that, as at 8th February 2005, Credit Suisse First Boston has an interest in 1,874,567 shares in Wembley plc (being equivalent to approximately 5.39% of the issued share capital of the Company).

End.

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Document RNS0000020050211e12b0018s

Wembley PLC - Blocklisting Interim Review

491 words
11 February 2005
16:54
Regulatory News Service
English
(c) 2005

RNS Number:5404I Wembley PLC 11 February 2005
BLOCK LISTING SIX MONTHLY REVIEW

1. Name of company Wembley plc
2. Name of scheme Savings Related Share Option Scheme
3. Period of return: From 1 July 2004 to 31 December 2004
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 87,723
5. Number of shares issued/alloted under scheme during period: 5,844
6. Balance under scheme not yet issued/allotted at end of period 81,879
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 240,889 Ordinary 19 June 1998
   100,000 Ordinary 10 July 2003
   19,753 Ordinary 25 May 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

34,776,364

Contact for queries:

Address: Elvin House, Stadium Way, Wembley HA9 0DW

Name: D Bromley

Telephone: 020 8795 8008

---

1. Name of company Wembley plc
2. Name of scheme Executive Share Option Scheme
3. Period of return: From 1 July 2004 to 31 December 2004
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 930,408
5. Number of shares issued/alloted under scheme during period: Nil
6. Balance under scheme not yet issued/allotted at end of period: 930,408
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 278,209 Ordinary on 19/6/1995
   179,800 Ordinary on 22/3/2000
   571,000 Ordinary on 3/4/2000
   250,000 Ordinary on 19/8/2003
   809,970 Ordinary on 25/5/2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

34,776,364

Contact for queries:

Address: Elvin House, Stadium Way, Wembley HA9 0DW

Name: D Bromley

Telephone: 020 8795 8008

---

1. Name of company Wembley plc
2. Name of scheme Share Option Scheme
3. Period of return: From 1 July 2004 to 31 December 2004
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 0
5. Number of shares issued/alloted under scheme during period: 0
6. Balance under scheme not yet issued/allotted at end of period 0
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;
   413,000 Ordinary on 22/3/2000
   30 Ordinary on 23/5/2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

34,776,364

Contact for queries:

Address: Elvin House, Stadium Way, Wembley HA9 0DW

Name: D Bromley

Telephone: 020 8795 8008

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050211e12b002xp

Wembley PLC Deutsche Bank AG - Holding(s) in Company

80 words
14 February 2005
16:54
Regulatory News Service
English
(c) 2005

RNS Number:5967I Wembley PLC 14 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 11 February 2005, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,591,971 ordinary shares in Wembley Plc, representing 4.58% of the issued share capital of the Company.

End

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Document RNS0000020050214e12e002xt

Wembley PLC - Holding(s) in Company

88 words
14 February 2005
16:56
Regulatory News Service
English
(c) 2005

RNS Number:5969I Wembley PLC 14 February 2005

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today that Schroder Investment Management Limited ("Schroders") has an interest in 4,319,479 shares, representing some 12.42% of the issued share capital of the Company, which are held in portfolios managed by Schroders on a discretionary basis for clients under investment management agreements.

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Document RNS0000020050214e12e002xv

Wembley PLC Goldman Sachs Group Inc. Holding(s) in Company

83 words
15 February 2005
10:50
Regulatory News Service
English

RNS Number:6137I Wembley PLC 15 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 14 February 2005, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 1,749,925 ordinary shares in the Company, representing 5.03% of the issued share capital of the Company.

End

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Document RNS0000020050215e12f00131

Wembley PLC - Holding(s) in Company

88 words
15 February 2005
16:44
Regulatory News Service
English
(c) 2005

RNS Number:6467I Wembley PLC 15 February 2005

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today that Schroder Investment Management Limited ("Schroders") has an interest in 3,670,739 shares, representing some 10.56% of the issued share capital of the Company, which are held in portfolios managed by Schroders on a discretionary basis for clients under investment management agreements.

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Document RNS0000020050215e12f002vc

Wembley PLC Goldman Sachs Group Inc. Holding(s) in Company

83 words
16 February 2005
17:58
Regulatory News Service
English
(c) 2005

RNS Number:7068I Wembley PLC 16 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 15 February 2005, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 1,323,200 ordinary shares in the Company, representing 3.80% of the issued share capital of the Company.

End

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Document RNS0000020050216e12g002xn

Wembley PLC Barclays PLC - Holding(s) in Company

77 words
17 February 2005
12:19
Regulatory News Service
English
(c) 2005

RNS Number:7322I Wembley PLC 17 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 11 February 2005, Barclays PLC had a notifiable interest in a total of 1,176,200 ordinary shares in the Company, representing 3.38% of the issued share capital of the Company.

End

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Document RNS0000020050217e12h001s2

Wembley PLC Deutsche Bank AG - Holding(s) in Company

80 words
18 February 2005
09:58
Regulatory News Service
English
(c) 2005

RNS Number:7721I Wembley PLC 18 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 11 February 2005, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,307,262 ordinary shares in Wembley Plc, representing 3.76% of the issued share capital of the Company.

End

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Document RNS0000020050218e12i000xi

Wembley PLC Barclays PLC - Holding(s) in Company

64 words
21 February 2005
15:55
Regulatory News Service
English
(c) 2005

RNS Number:8513I Wembley PLC 21 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 15 February 2005, Barclays PLC no longer had a notifiable interest in the issued share capital of the Company.

End

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Document RNS0000020050221e12l002mu

Wembley PLC - Holding(s) in Company

83 words
21 February 2005
15:57
Regulatory News Service
English
(c) 2005

RNS Number:8517I Wembley PLC 21 February 2005

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that as of close of business 17th February, 2005, Citigroup Global Markets UK Equity Limited have an interest of 1,489,642 ordinary shares in Wembley Plc, representing 4.28% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050221e12l002mx

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
21 February 2005
15:58
Regulatory News Service
English
(c) 2005

RNS Number:8520I Wembley PLC 21 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 16 February 2005, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,307,262 of the ordinary shares in Wembley Plc, representing 3.76% of the issued share capital of the company.

End

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Document RNS0000020050221e12l002mz

Wembley PLC - Holding(s) in Company

78 words
21 February 2005
16:00
Regulatory News Service
English
(c) 2005

RNS Number:8524I Wembley PLC 21 February 2005

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that JP Morgan Chase & Co and its subsidiaries have a total interest of 2,296,906 ordinary shares in the Company, representing 6.60% of the issued share capital of the company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050221e12l002p9

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
22 February 2005
16:27
Regulatory News Service
English
(c) 2005

RNS Number:9055I Wembley PLC 22 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 17 February 2005, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,587,214 of the ordinary shares in Wembley Plc, representing 4.57% of the issued share capital of the company.

End

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Document RNS0000020050222e12m002xx

Wembley PLC - Holding(s) in Company

59 words
22 February 2005
16:29
Regulatory News Service
English
(c) 2005

RNS Number:9059I Wembley PLC 22 February 2005

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today that Schroder Investment Management Limited ("Schroders") no longer has a notifiable interest in the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050222e12m002xz

Wembley PLC JPMorgan Chase & Co - Holding(s) in Company

82 words
23 February 2005
12:03
Regulatory News Service
English

RNS Number:9388I Wembley PLC 23 February 2005

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that JP Morgan Chase & Co and its subsidiaries have a total interest of 2,259,906 ordinary shares in the Company, representing 7.36% of the issued share capital of the company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050223e12n001e8

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
23 February 2005
12:07
Regulatory News Service
English
(c) 2005

RNS Number:9394I Wembley PLC 23 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 21 February 2005, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,378,310 of the ordinary shares in Wembley Plc, representing 3.96% of the issued share capital of the company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050223e12n001ef

Wembley PLC - Re. Trial

130 words
25 February 2005
07:00
Regulatory News Service
English

RNS Number:0329J Wembley PLC 25 February 2005

Wembley plc

RE: Trial

The Board of Wembley announces that its Lincoln Park subsidiary has been acquitted of three of the charges against it in US Federal Court in Rhode Island. The jury was unable to reach verdicts on the other six charges against Lincoln Park.

The former Chief Executive of Wembley, Nigel Potter, and the former Chief Executive of Lincoln Park, Daniel Bucci, were also acquitted on one of the charges against each of them; the jury was unable to reach verdicts on the other charges against them.

25 February 2005

Enquiries

College Hill Tel: 020 7457 2020

Matthew Smallwood Justine Warren

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050225e12p0004c

Wembley PLC Goldman Sachs Group Inc. Holding(s) in Company

83 words
25 February 2005
11:54
Regulatory News Service
English
(c) 2005

RNS Number:0461J Wembley PLC 25 February 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 14 February 2005, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 1,525,200 ordinary shares in the Company, representing 4.39% of the issued share capital of the Company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050225e12p001e8

Wembley PLC - Sale of UK gaming division

399 words
28 February 2005
07:01
Regulatory News Service
English
(c) 2005

RNS Number:0951J Wembley PLC 28 February 2005

Wembley plc Wembley sells UK gaming division

Wembley plc, the track based gaming company, today announced the conditional sale of its UK gaming division ("GRA"), for £50.3 million in cash, payable on completion, to a new company formed by Risk Capital Partners.

Wembley's UK gaming division is the leading owner and operator of greyhound tracks in the UK, with 6 greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth.

For the year ended 31 December 2003, the UK gaming division generated operating profit of £3.6 million on turnover of £25.5 million. For the six months ended 30 June 2004, the UK gaming division reported operating profit of £2.0 million (2003: £1.4m). In addition, the UK gaming division also reported an exceptional profit of £6.2 million following the sale of the Catford greyhound track for £7.5 million in cash in March 2004. Net assets, excluding intergroup balances, were £48.1 million at 30 June 2004.

Completion is expected to occur on or around 3 March 2005, conditional upon, inter alia, the finalisation of GRA's 2004 annual report and accounts. A cash balance of approximately £1 million will remain in GRA at completion to cover working capital and other commitments.

Mark Elliott, Chief Executive of Wembley plc, commented:

"We are delighted with the price obtained for the sale of our UK gaming division following the keen interest shown during the auction of these assets. The sale represents an important step towards the Board's intention to realise maximum value for our shareholders."

28 February 2005

Enquiries

Wembley plc Tel: 020 8795 8003 Mark Elliott

Eric Tracey

Hawkpoint Tel: 020 7665 4500 Paul Baines Vinay Ghai

College Hill Tel: 020 7457 2020 Matthew Smallwood

Hawkpoint Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to this transaction and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050228e12s0005t

Wembley PLC - Court Case Update

178 words
2 March 2005
07:01
Regulatory News Service
English
(c) 2005

RNS Number:2207J Wembley PLC 02 March 2005

Wembley plc

Rhode Island court case update

The Board of Wembley plc has been informed that the United States Attorney in Rhode Island has decided to retry Wembley's subsidiary, Lincoln Park Inc., and the former Wembley executives, Nigel Potter and Daniel Bucci, in respect of the outstanding charges against them.

This follows the Judge's declaration of a mistrial on these charges last week following the Jury's inability to reach unanimous verdicts on them. The Jury had been able to find the defendants not-guilty of five other charges.

The Board is obviously disappointed by this decision but remains firmly of the view that the allegations are without foundation. Lincoln Park and the two executives will continue to vigorously defend themselves against these charges.

2 March 2005

Enquiries

Wembley plc Tel: 020 8795 8003 Claes Hultman Mark Elliott Eric Tracey

College Hill Tel: 020 7457 2020 Matthew Smallwood

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050302e1320005p

Wembley PLC - Sale of UK gaming division

101 words
4 March 2005
16:41
Regulatory News Service
English
(c) 2005

RNS Number:3726J Wembley PLC 04 March 2005

Wembley plc

Wembley completes sale of UK gaming division ("GRA")

Wembley Plc today confirmed that further to its announcement dated 28 February, it has completed the sale of GRA Ltd to Risk Capital Partners. Net proceeds received were £49.4m.

04 March 2005

Enquiries:

Wembley plc Tel: 020 8795 8003 Mark Elliott

Eric Tracey

Hawkpoint Tel: 020 7665 4500 Paul Baines Vinay Ghai

College Hill Tel: 020 7457 2020 Matthew Smallwood

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050304e134002xu

Wembley PLC - Holding(s) in Company

83 words
7 March 2005
18:27
Regulatory News Service
English
(c) 2005

RNS Number:4417J Wembley PLC 07 March 2005

Wembley PLC ("the Company")

7th March 2005

Disclosure of Interest in Share Capital

The Company has received notification that, as at 3rd March, 2005, Credit Suisse First Boston has an interest in 1,154,185 shares in Wembley plc (being equivalent to approximately 3.32% of the issued share capital of the Company).

End.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050307e137003e9

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
7 March 2005
18:28
Regulatory News Service
English
(c) 2005

RNS Number:4418J Wembley PLC 07 March 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 4 March, 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,595,677 of the ordinary shares in Wembley Plc, representing 4.59% of the issued share capital of the company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050307e137003ea

Wembley PLC - Holding(s) in Company

74 words
9 March 2005
17:43
Regulatory News Service
English
(c) 2005

RNS Number:5571J Wembley PLC 09 March 2005

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that JP Morgan Securities Limited has a total interest of 2,562,394 ordinary shares in the Company, representing 7.35% of the issued share capital of the company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050309e13900361

Wembley PLC - Holding(s) in Company

74 words
15 March 2005
13:58
Regulatory News Service
English

RNS Number:7759J Wembley PLC 15 March 2005

Wembley PLC ("the Company")

15th March 2005

Disclosure of Interest in Share Capital

The Company has received notification that, as at 10th March, 2005, Credit Suisse First Boston (Europe) Limited (CSFBEL) no longer has a notifiable interest in the ordinary shares of the Company.

End.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050315e13f00262

Wembley PLC - Final Results

11,222 words
21 March 2005
07:00
Regulatory News Service
English
(c) 2005

RNS Number:9761J Wembley PLC 21 March 2005

PRESS RELEASE 21 March 2005

Wembley PLC ANNOUNCES 2004 results

Wembley plc ("Wembley", "the Company" or "the Group"), the track-based gaming company, today announced its results for the year ended 31 December 2004.

Financial and commercial highlights

	31 December 2004	31 December 2003
• Average weekly VLT revenue (Lincoln Park)	$5.8m	$5.1m
• US gaming division (operating profit)	$57.4m	$56.3m
• Operating profit (before exceptional items)	£33.2m	£35.3m
• Profit before tax	£20.2m	£26.1m
• Earnings per share (adjusted)	67.3p	65.2p

Underlying performance in both the US and UK gaming divisions was strong.

The US gaming division increased profits to $57.4m (2003: $56.3m). At Lincoln Park, the average weekly video lottery terminal ("VLT") revenue increased by 14% to $5.8m (2003: $5.1m), fuelled by the introduction of 271 new VLTs during the year. Profitability was adversely impacted by a legislative reduction in the percentage of this revenue retained by Lincoln Park to an average of 26.5% (2003: 28.75%). At a constant percentage, profits in 2004 would have been higher by a further $6.8m.

The UK gaming division increased operating profit by 22% to £4.4m (2003: £3.6m).

Overall, operating profit (before exceptional items) of £33.2m (2003: £35.3m) was generated. An adverse impact of around £3.6m arose from the weakness of the US dollar.

Earnings per share, adjusted to exclude exceptional items, increased to 67.3p (2003: 65.2p).

The Directors have decided not to declare a final dividend for 2004 due to the anticipated sale of the US gaming division and the consequent repurchase by Wembley of BLB's 22% shareholding in the Company.

Sales processes

Wembley's Board remains committed to the strategy set out over the last few years that, at the right price, shareholders' interests are best served by a sale of the Group, either through a single transaction or a series of transactions.

On 8 February 2005, the Board announced that it had entered into a conditional agreement with BLB Investors LLC ("BLB"), Wembley's largest shareholder, in relation to the sale of the US gaming division. The proceeds from the sale, after taking into account the agreed $116m cost to Wembley for the repurchase of BLB's 22% shareholding in Wembley, will be $339m in cash. The sale is highly conditional on a number of factors, most notably BLB securing a long-term revenue sharing arrangement with the State of Rhode Island and BLB entering into definitive financing arrangements with its lenders. Legislation for a long-term deal was introduced into the Senate on 17 March 2005.

It is the Directors' intention that, if this sale is completed as envisaged, surplus cash will be returned to shareholders through a special dividend and/or a liquidation dividend, the latter following the receipt of shareholders' approval for the Company to enter into a members' voluntary liquidation. The method, timing and likely amount of surplus cash returned is still being evaluated.

On 4 March 2005, the sale of the UK gaming division was completed for £49.4m in cash. The sale follows the receipt of £7.5m of cash from the disposal of the Catford track in March 2004, bringing the total gross cash received from the sale of the UK gaming division in the last year to around £57m.

Trial update

The trial of Lincoln Park Inc. ("LPI") and two former Wembley executives concluded on 24 February 2005 with LPI being acquitted of three of the nine charges that it faced. The two former executives were both acquitted on one of the charges that they faced. The jury was unable to reach unanimous verdicts on the remaining charges and, as a consequence, the Judge declared a mistrial in respect of those charges.

The US Attorney in Rhode Island has since decided to retry LPI and the former executives in respect of all the outstanding charges against them. The Board is obviously disappointed by this decision.

The Board of Wembley has always believed that no US laws were broken and that there was never any intention to break any US laws. No payment was approved, no payment was ever made and, after considering the evidence presented at the recent trial, the Board remains of the view that these allegations are without foundation.

Claes Hultman, Chairman of Wembley, commented:

"Our priority in the first half of 2005 will be to work with BLB to ensure that the conditions relating to the sale of the US gaming division are resolved and that completion of the sale is achieved. We also remain focussed on managing and operating this division for the maximum benefit of shareholders.

From an operational perspective, 2005 has started well. VLT revenue at Lincoln Park during the first 10 weeks of the year has averaged $6.0m per week (2004: $5.5m), an increase of 9%.

Work continues on the refurbishment of part of the first floor at Lincoln Park which, when completed, will allow the installation of the remaining 459 VLTs, so bringing the total number operational to the maximum permitted of 3,002, and provide a further boost to profitability. The refurbishment work is scheduled for completion in May 2005."

There will be a conference call for analysts at 3.00pm today. The dial in number is 020 8515 2343. Should you require assistance please call Katie Beaumont on 020 7457 2044.

For further information, please contact:

Mark Elliott Chief Executive, Wembley plc 020 8795 8003 Eric Tracey Finance Director, Wembley plc 020 8795 8003

Matthew Smallwood College Hill 020 7457 2005 Justine Warren College Hill 020 7457 2010

E-mail corporate@wembleyplc.com www.wembleyplc.com

Chairman's statement

At the time of writing my report last year, an agreed offer for the Company had been received from MGM MIRAGE ("MGM"). That was subsequently exceeded by an offer from BLB Investors LLC ("BLB"), although this did not ultimately conclude due to its withdrawal by BLB.

Nevertheless, Wembley's Board has remained committed to the strategy set out over the last few years that, at the right price, shareholders' interests are best served by a sale of the Group, either through a single transaction or a series of transactions. Management has worked extremely hard over the last six months to execute this sale strategy, announcing in the last six weeks a conditional agreement for both the sale of the

US gaming division to BLB for gross proceeds of $455m and the repurchase by Wembley of BLB's 22% shareholding in the Company for $116m, and the sale of the UK gaming division for cash proceeds of £49.4m.

It is the Directors' intention that, if the sale of the US gaming division is completed as envisaged, surplus cash will be returned to shareholders through a special dividend and/or a liquidation dividend, the latter following the receipt of shareholders' approval for the Company to enter into a members' voluntary liquidation. The method, timing and likely amount of surplus cash returned is still being evaluated. Further information will be provided at the time that any proposal for the sale of the US gaming division is put to shareholders for approval. Note 14 sets out the major issues and uncertainties to be considered in attempting to forecast likely cash returns to shareholders should the sale to BLB complete.

Throughout this turbulent year, the businesses have performed well. This is largely due to the dedication and focus of our employees who have performed admirably. I thank them all for their efforts.

Operating performance

A strong underlying performance was delivered by both the US and UK gaming divisions during 2004. The US gaming division increased operating profits to $57.4m, despite a reduction of around 8% in Lincoln Park's share of video lottery terminal ("VLT") revenue to an average effective rate of 26.5% (2003: average of 28.75%). Average weekly VLT revenue increased by around 14% to $5.8m (2003: $5.1m). A 12% strengthening of sterling against the US dollar, to an average rate of £1:$1.83 (2003: £1:$1.64), had an adverse impact of around £3.6m and helped produce a sterling denominated profit of £31.3m (2003: £34.4m), a decrease of around 9.0%.

The operating profit of the UK gaming division increased by 22% to £4.4m (2003: £3.6m).

Earnings per share, adjusted for exceptional items, increased by 3% to 67.3p (2003: 65.2p).

In view of the anticipated sale of the US gaming division and the consequent repurchase by Wembley of BLB's 22% shareholding in the Company, the Board has decided not to pay a final dividend for 2004. Should the sale not conclude, the Directors will consider the payment of an enhanced interim dividend in 2005.

Sales processes

The conclusion of the sale of non-core assets in 2002 resulted in Wembley becoming a focused track-based gaming group, with Lincoln Park in Rhode Island generating the majority of profits. As a consequence of this concentration of risk to one location, the Board concluded that, at the right price, it would be in the best interests of shareholders to explore a possible sale of the Group.

Discussions in 2003 with a number of interested parties resulted in the Board announcing in January 2004 an agreement with MGM on the terms of a recommended cash acquisition of Wembley at a price of around 750p per share. In a subsequent auction process, BLB, which had by that stage acquired approximately 22% of Wembley's issued share capital, ultimately out-bid MGM, with a recommended cash offer in May 2004 to acquire all the remaining shares in the Company at around 860p per share.

In July 2004, BLB announced that it was allowing its offer to lapse because the valid acceptances it had received represented less than the 90% required under the terms of their offer. BLB also stated that "the political environment in which the Lincoln Park business operates has become highly uncertain". At this stage, BLB had not negotiated a long-term revenue sharing arrangement with the State of Rhode Island and a bill had been passed by the Rhode Island General Assembly enabling a referendum to allow a competing casino into the State on preferential terms. This referendum did not ultimately take place following rulings by the Rhode Island Supreme and Superior Courts.

Following the lapse of the BLB offer, the Board restated its intention to continue to explore opportunities to maximise value for shareholders and paid a dividend of 19.5p per share, which included 13.0p per share in lieu of the estimated final dividend for 2003 that was not paid as a result of the anticipated sale of the Group.

On 8 February 2005, the Board announced that it had entered into a conditional sale agreement with BLB in

relation to the sale of the US gaming division. The sale is principally conditional upon the following:

• BLB agreeing a long-term revenue sharing arrangement with the State of Rhode Island and its formal ratification by the Rhode Island State legislature;

• BLB entering into definitive financing arrangements with its lenders;

• The receipt by BLB of regulatory clearances from the Rhode Island Lottery Commission and the Department of Business Regulation;

• A reorganisation of certain Wembley subsidiaries to exclude Lincoln Park Inc., the entity that is subject to the ongoing indictment, from the companies being sold; and

• The approval of Wembley's shareholders.

BLB has discussed outline terms of a long-term revenue sharing arrangement with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a long-term deal, encouraging both BLB and Wembley to believe that there is a greater likelihood of a long-term revenue sharing agreement being passed into law than was the case last summer. Legislation for a long-term deal was introduced into the Senate on 17 March 2005.

The sale agreement may be terminated by either party if completion has not occurred by 30 May 2005.

The proceeds from the sale to BLB, after taking into account the agreed $116m cost to Wembley for the repurchase of BLB's 22% shareholding, will be $339m in cash. $5m of cash for working capital purposes will remain within the US gaming division at the point of sale. Wembley has traditionally not hedged its ongoing US dollar denominated cash flows. However, the Board is currently investigating the range of measures that may be taken in order to help to define more precisely the sterling value that would arise from this transaction. An announcement will be made should the Board decide to change from the current position.

Due to the conditionality of this transaction, the US gaming division continues to be operated as an ongoing business. At Lincoln Park, capital investment projects started in 2004 to refurbish the first floor in order to allow the remaining 459 VLTs to be introduced and to ensure compliance with new fire safety standards that come in to effect on 1 July 2005 are still underway.

On 4 March 2005, the sale of the UK gaming division was completed for £49.4m in cash. No significant warranties were given by Wembley in connection with this transaction. A cash balance of approximately £0.9m remained within the business at completion to cover working capital and other commitments. A completion balance sheet will determine any final price adjustments. The sale resulted from a rigorous auction process and the price received was at the upper end of expectations. The sale follows the receipt of £7.5m of cash from the disposal of this division's Catford track in March 2004, bringing the total gross cash received from the sale of the UK gaming division in the last year to around £57m.

Wembley retains responsibility for its final salary pension scheme. In December 2004, a payment of £16m was made to the scheme in order to eliminate its deficit on an ongoing basis and allow the trustees to adopt a low-risk investment strategy. In the situation where the Company is progressing towards voluntary liquidation, it is anticipated that, this scheme will be wound up. The cost of Wembley meeting its statutory contribution obligations on a wind-up of the scheme is, at this stage, estimated to be in the region of a further £13m - £16m, depending primarily on market fluctuations in respect of scheme assets and annuity costs between now and the date Wembley's statutory contribution obligations arise.

Litigation

In Rhode Island, the trial of Lincoln Park Inc. ("LPI") and two former Wembley executives recently ended inconclusively. The trial followed an investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to LPI's long-standing attorney. The indictment issued in September 2003 alleged that this constituted a conspiracy to influence improperly the actions of public officials.

In January 2004, when LPI faced 16 charges, an agreement was entered into with the US Attorney in Rhode

Island which provided that, should LPI be convicted at trial on all counts, the maximum aggregate fine that would be sought would be $8m. This amount was transferred into an escrow account. In September 2004, a superseding indictment was issued, replacing the 2003 indictment, in which the number of charges against LPI had reduced to ten, although the substance of the charges remained broadly the same. Immediately prior to the trial, the number of charges against LPI was reduced further to nine.

The trial was held in a little over 3 weeks, concluding on 24 February 2005. LPI was acquitted of three of the nine charges that it faced. The two former executives were each acquitted of one of the charges that they faced. The jury was unable to reach unanimous verdicts on the remaining charges and, as a consequence, the Judge declared a mistrial in respect of those charges.

The US Attorney in Rhode Island has since decided to retry LPI and the former executives in respect of all the outstanding charges against them. The Board is obviously disappointed by this decision. If LPI were to be convicted at the retrial, there could be potentially serious adverse consequences for its operating licences, as set out in Note 12. However, the Board of Wembley has always believed that no US laws were broken and that there was never any intention to break any US laws. No payment was approved, no payment was ever made and, after considering the evidence presented at the recent trial, the Board remains of the view that these allegations are without foundation. Lincoln Park Inc. will continue to defend itself vigorously against the remaining charges and the Board understands that the two former executives will also continue to defend themselves against the remaining charges.

Costs arising in connection with this litigation, principally legal expenses of the three defendants, are charged to the profit and loss account as they are incurred. In 2004, these costs amounted to £2.6m (2003: £1.4m) and included the salary and redundancy costs of Nigel Potter, Wembley's former Chief Executive. Costs will continue to be incurred in 2005 and will include the redundancy cost of Dan Bucci, the former Chief Executive of LPI.

In Hong Kong, the presiding judge in the civil court case held early in 2004 found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest the premature termination in 1998 by the Urban District Council of Hong Kong of Wembley's contract to manage the Hong Kong Stadium. The judgement resulted in the award to Wembley of damages of approximately £1.5m and the reimbursement of costs of around £0.7m.

Board changes

On 1 January 2005, changes were made to the composition of the Board, including two new appointments, to bring the number of Directors to six, of whom four are Non-executive. The changes were intended both to ensure compliance with the highest standards of corporate governance and to further strengthen the Board.

After my tenure as Chairman and Chief Executive, I have returned to the role of Non-executive Chairman. Mark Elliott, who has been Finance Director since 1998, stepped up to the position of Chief Executive. Eric Tracey, who was until recently an audit partner at Deloitte & Touche, has been appointed Finance Director. Bob Liguori, a lawyer, a US citizen and a resident of Rhode Island, was appointed as an independent Non-executive Director. With all of Wembley's profits now originating in the US, Bob will provide the Board with a valuable, additional US perspective.

I am delighted that we were able to attract people of such talent to the Wembley Board and I look forward to working with them.

Outlook

Our priority in the first half of 2005 will be to work with BLB to ensure that the conditions relating to the sale of the US gaming division are resolved and that completion of the sale is achieved. We also remain focussed on managing and operating this division for the maximum benefit of shareholders.

From an operational perspective, 2005 has started well. VLT revenue at Lincoln Park during the first 10 weeks of the year has averaged $6.0m per week (2004: $5.5m), an increase of 9%.

Work continues on the refurbishment of part of the first floor at Lincoln Park which, when completed at a cost of $6.2m, will allow the installation of the remaining 459 VLTs, so bringing the total number operational

to the maximum permitted of 3,002, and provide a further boost to profitability. The refurbishment work is scheduled for completion in May 2005.

Claes Hultman

Chairman

18 March 2005

Review of operations

Continuing operations - US gaming

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of around 2,500 video lottery terminals ("VLTs"). Lincoln Park also stages live greyhound racing, as well as providing betting opportunities on televised greyhound and horse racing. The Colorado business owns and operates three greyhound-racing tracks and one horseracing track, together with an off-track betting operation.

The US gaming division achieved another good result in 2004 increasing operating profit by 2% to $57.4m (2003: $56.3m). The continued strengthening of sterling against the US dollar, to an average rate of £1:$1.83 (2003: £1:$1.64), produced a sterling denominated profit of £31.3m (2003: £34.4m), a decrease of 9.0%.

Rhode Island:

Lincoln Park operation is the major contributor of profits to the US gaming division, generating around 95% of its profits. These profits arise through its operation of around 2,500 VLTs, as the greyhound racing operation is a loss making activity.

Continuing the established pattern, Lincoln Park once again achieved double-digit growth in the average weekly VLT revenue, which is the key performance indicator for this business and represents the net of the gross cash put into the VLTs less the winnings paid out. Average weekly revenue increased by 13.7% to $5.8m. Gross cash put into the VLTs exceeded $1 billion dollars during 2004 for the first time.

The increase was achieved by a combination of organic growth, new management initiatives and the introduction of an additional 271 VLTs during the year. The majority of the additional VLTs were installed on to the second floor of Lincoln Park due to insufficient capacity on the ground floor. Although helping to drive additional revenue, this is not ideal as historically VLTs on the ground floor perform significantly better than those on upper floors. The number of VLTs now operating at Lincoln Park is 2,543, with approval in place for a total of 3,002.

The management initiatives included:

- A comprehensive review of VLT performance statistics and patron surveys to identify popular games and denominations and a consequent programme of upgrading games with newer, more popular titles and denominations in conjunction with the VLT suppliers and the Rhode Island Lottery Commission;
- An expanded marketing programme including radio and television advertising, as well as on-site promotions, bus tours, pop concerts and other events;
- Renovation of a former underperforming, non-contributing area on the second floor, catering to a limited number of greyhound racing patrons, which opened as Kobalt, a 5,000 square foot entertainment, cabaret and function room. Located on the second floor, Kobalt has hosted an array of events such as buffets, pop concerts and comedy shows and has been successful in increasing footfall to the new second floor gaming area; and
- Capital investment projects aimed at improving the facilities for patrons. These included the demolition of an old derelict clubhouse and its replacement with over 500 additional car parking spaces close to the main building; the replacement of flooring throughout the ground floor; the replacement of the majority of VLT chairs, and the introduction of 'bill

breaker' (change giving) machines.

The introduction of the additional VLTs during the year increased total revenue. In the past, there has usually been a consequent decrease in the net terminal income ("NTI"), which is effectively the average daily profit made by each machine. This year, this reduction was only minimal to $336 (based on an average of 2,482 VLTs) compared to $337 in 2003 (based on an average of 2,160 VLTs), demonstrating the extent to which the market was grown during the year.

The growth in revenue, combined with weekly VLT revenue having exceeded $6.5m on two occasions in 2004 and on three occasions already in 2005, demonstrates the potential for further revenue growth. In the short term, this will be facilitated by the implementation of the remaining 459 VLTs in May 2005, taking the number operational up to the maximum level of 3,002. In the longer term, revenues from these VLTs have the potential to be increased further through the construction of a new building to increase the availability of ground floor gaming areas, allowing VLTs from all upper floors to be located on the preferred ground floor location.

Table 1 - Average weekly VLT revenue and average number of VLTs 1999 2000 2001 2002 2003 2004 Average weekly VLT revenue ($'m) 2.7 3.2 3.8 4.5 5.1 5.8 Average number of machines 1,276 1,604 1,700 1,700 2,160 2,482

Table 2 - Average daily net terminal income and average number of VLTs 1999 2000 2001 2002 2003 2004 Average daily NTI ($) 305 290 323 377 337 336 Average number of machines 1,276 1,604 1,700 1,700 2,160 2,482

The average weekly revenue for the first ten weeks of 2005 of $6.0m is 9% higher than the $5.5m achieved in the corresponding period of 2004. This growth was achieved despite the adverse impact of severe snow storms during the latter part of January 2005. A further boost will be provided in the second quarter of 2005 as a result of the introduction of the remaining 459 VLTs onto the first floor of the building. Work commenced during the final quarter of 2004 to renovate one-half of this floor, following the relocation of the existing parimutuel (racing) gaming area to the underutilised, terraced, grandstand area. The new gaming area, which will be called Latitude, will also incorporate a food service area and a focal point bar. The project is expected to cost in the region of $6.2m and to complete in May 2005.

The racing operation at Lincoln Park experienced a 10% reduction in betting revenues in 2004, consistent with the region's other racetracks. Management has focussed on managing the cost base of the business in order to mitigate the impact of the reduction in betting revenues. Overall, the greyhound racing operation at Lincoln Park is a marginal loss making activity, exacerbated by a change in the VLT take-out structure requiring Lincoln Park to pay the dog owners the equivalent of 2.85% of the VLT revenues generated at Lincoln Park.

Table 3 - Average weekly VLT revenue by quarter and number of machines

Average weekly VLT revenue ($'m) Number of VLTs at end of quarter

	2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
Q1	3.7	4.4	4.8	5.6	6.0	1,700	1,700	2,159	2,272	2,543
Q2	3.7	4.6	5.2	5.9		1,700	1,700	2,272	2,513	
Q3	4.0	4.6	5.2	6.0		1,700	1,700	2,272	2,543	
Q4	4.0	4.4	4.9	5.8		1,700	1,700	2,272	2,543	

Despite the strong growth in VLT revenue, the profit from Lincoln Park showed only a small increase due to the impact of legislative changes, which effectively reduced Lincoln Park's share of the VLT revenue by around 8%. As a result of the State budget setting process that culminated in July 2004, with effect from 1 July 2004 Lincoln Park now receives 28.85% of the VLT revenues generated at Lincoln Park, up from the 27.0% received in 2003/4. However, the funding of the greyhound owners that operate at the track, and who had previously received a 3.4% share of VLT revenues from the State, has become the responsibility of Lincoln Park. Under a one-year agreement, Lincoln Park pays the greyhound owners an amount equivalent to 2.85% of VLT revenues, thereby effectively reducing Lincoln Park's share of VLT revenues generated at Lincoln Park with effect from 1 July 2004 to 26.0% (down from 27.0%). Lincoln Park's share of VLT revenue therefore effectively reduced from an average of 28.75% in 2003 (30.5% in the first half of 2003 and 27% in

the second half) to 26.5% in 2004 - a reduction of around 8%. At a constant percentage, profits in 2004 would have been higher by a further $6.8m. Securing a stable revenue sharing arrangement with the State of Rhode Island remains a priority for the business.

In accordance with new fire safety regulations in Rhode Island, Lincoln Park, working in conjunction with state public safety officials, has implemented a new fire alarm and sprinkler system and improved egress routes from the building. The remaining improvements are expected to be completed, as mandated, by the middle of 2005.

In 2003, a State sponsored commission established to study the potential impact of a casino in Rhode Island recommended that a public referendum be held to determine whether a casino should be allowed in the State. A consortium comprising Harrah's Entertainment Inc. ("Harrah's") and the Narragansett Indians lobbied intensively for such a referendum. In July 2004, the Rhode Island General Assembly passed a bill allowing the casino proposal to be voted on in a public referendum, overriding a veto by the Governor in the process. The Governor requested an advisory opinion from the Rhode Island Supreme Court regarding the constitutionality of the bill. The Rhode Island Supreme Court issued an advisory opinion that the bill violated the Rhode Island Constitution and, subsequently, the Rhode Island Superior Court granted a motion that prevented the casino referendum from being placed on the ballot. As a consequence, no casino referendum vote took place during 2004. Lincoln Park incurred costs in the period of approximately £0.6m, primarily on additional public relations activities, with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy. While there was no casino referendum in 2004, both Harrah's and the Narragansett Indians continue their efforts to promote the development of a casino in the State. Even if a referendum is held and ultimately passed, management believes that there is unlikely to be any significant impact on Lincoln Park until any new casino became fully operational, which would be several years from now.

In the neighbouring state of Massachusetts, a number of bills prepared in respect of expanded gaming were rejected, although they could be represented, in one form or another, during 2005. In Connecticut, the Foxwoods casino expanded further with the opening of their new Rainmaker casino extension and the announcement of plans for a further $700m expansion comprising over one million square feet of space.

Colorado:

The Colorado racetracks performed well in 2004, slightly increasing operating profit over that achieved in 2003. This was a strong result given the environment in which the business operates, particularly the continuing decline in betting revenues experienced by racetracks throughout the USA. Betting revenue declined in 2004 by around 14%, following declines of 8% and 9% in 2003 and 2002 respectively, consistent with national trends.

The profit improvement in the face of this continuing decline was achieved by the implementation of initiatives to maximise the use of the track assets and a focus on the cost base of the business through the implementation of rigorous spending control policies. Revenue enhancing initiatives included taking the previously sub-contracted food service operations in house, and renting the facilities for other events including parties, community events, business meetings, receptions, weddings, fundraisers, training events and trade shows. These new events have developed into an important profit stream for the Colorado racetracks.

However, the Directors have now determined that there is likely to be only a limited ability to continue to manage the cost base of this business in the face of the continuing decline in the principal revenue stream. Further, a limited review of the likely value of the underlying properties during the year, combined with the $20m value attached to the business by BLB as part of the recently announced conditional sale of the US gaming division, has resulted in the Directors writing down the carrying value of the Colorado tracks at 31 December 2004 from $45m to $20m.

Discontinued operations - UK gaming

The UK gaming division, which comprised six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, was sold in March 2005 for £49.4m and is accordingly shown as a discontinued operation.

The UK gaming division achieved an operating profit in 2004 of £4.4m; around 22% greater than that achieved in 2003. The increase was primarily due to significantly improved performances at both Wimbledon and Belle Vue, partly offset by reduced profitability at the Perry Barr track during its redevelopment. The 2004 result also benefited from the closure and subsequent sale of the Catford track, which had contributed a loss of £0.3m during 2003. This track ceased operating in November 2003 and was sold in March 2004 for gross cash of £7.5m.

Belle Vue's strong performance largely derived from the benefits of the restaurant refurbishment in the summer of 2003 that resulted in an improvement in the customer offering and thereby an increase in the utilisation of the restaurant.

Wimbledon's improved result arose as a result of the transfer of 103 BAGS fixtures from the Catford track following the latter's closure in November 2003, a reorganisation of staffing levels in the latter part of 2003 that resulted in a reduction in the labour cost base during 2004, and a racing schedule of three race meetings per week that compared to four race meetings held each week during the first half of 2003 - the extra weekly meeting in 2003 having introduced additional meeting and marketing costs, which were not adequately covered by additional revenue.

Perry Barr had a disappointing year. This stemmed from the redevelopment works at the track during which certain areas were closed for much of the year and temporary bar and fast food facilities were provided. Attendances and spend per head suffered accordingly. The newly refurbished track opened in January 2005.

Total attendances, at just over 0.9m, were approximately 5.3% lower than in 2003, in line with the UK greyhound industry. This continued the pattern experienced over recent years. Factors adversely affecting attendances during 2004 included the televising of the European Football Championships in June and the refurbishment work at the Perry Barr track.

The key betting and restaurant spend indicators continued to rise. The average restaurant spend per head figure increased as a result of enhancements to the menus and consequent price rises at certain tracks following the capital investment in restaurant and catering facilities over recent years.

The roll out of a reservations system to all main track locations was completed and a reservations team established in a purpose-built facility at the Belle Vue track. As well as handling bookings in a more efficient manner, the reservation system enabled booking levels to be monitored and weaker days to be targeted through focussed sales and marketing initiatives.

Adoption of International Financial Reporting Standards ("IFRS")

The adoption of IFRS does not require significant changes to the Group's information systems or operations. This is due to the relatively simple nature of the Group's corporate structure, operations and financing arrangements.

The material adjustments in relation to conversion arise principally in relation to deferred tax and pensions. No material impact on the profit and loss account is anticipated on an ongoing basis.

Wembley's 2005 Interim accounts will be prepared under IFRS.

Group profit and loss account For the year ended 31 December 2004 2004 2003 Note £'000 £'000

Turnover: Continuing operations 69,370 72,385 Discontinued operations 25,350 25,532 Turnover 2 94,720 97,917

Operating profit:

Continuing operations:

Continuing operations before exceptional items		28,807		31,687
Exceptional items relating to continuing operations	3	(23,115)		(7,923)
Continuing operations	5,692		23,764	
Discontinued operations:				

	Note	2004	2003
Discontinued operations before exceptional items		4,372	3,570
Exceptional item relating to discontinued operations	3	-	(784)
Discontinued operations		4,372	2,786
Operating profit	2	10,064	26,550
Sale or termination of discontinued businesses	3	2,391	(1,389)
Profit on sale of tangible fixed assets - discontinued operations	3	6,300	-
Interest receivable and similar income		1,502	1,057
Interest payable and similar charges		(29)	(120)
Profit on ordinary activities before taxation		20,228	26,098
Tax on profit on ordinary activities	4	(9,795)	(13,001)
Profit for the financial year		10,433	13,097
Ordinary dividend	5	(6,781)	(2,263)
Retained profit for the year		3,652	10,834
Basic earnings per share	6	30.0p	37.9p
Diluted earnings per share	6	29.7p	37.7p
Adjusted basic earnings per share	6	67.3p	65.2p
Dividend per share	5	19.5p	6.5p

Group balance sheet At 31 December 2004 2004 2003 Note £'000 £'000 Fixed assets

	Note	2004	2003
Intangible assets		1,007	1,339
Tangible assets		146,738	162,348
		147,745	163,687
Current assets			
Debtors: recoverable within one year		7,437	21,541
Debtors: recoverable after more than one year	7	14,933	-
Cash at bank and in hand		31,633	22,656
		54,003	44,197
Creditors: amounts falling due within one year		(10,588)	(13,397)
Net current assets		43,415	30,800
Total assets less current liabilities		191,160	194,487
Provisions for liabilities and charges		(6,379)	(6,460)
Net assets		184,781	188,027
Capital and reserves			
Called up share capital	8	34,777	34,662
Share premium account	8	1,368	867
Revaluation reserve	8	58,438	61,321
Capital redemption reserve	8	1,651	1,651
Profit and loss account	8	88,547	89,526
Equity shareholders' funds		184,781	188,027

Group cash flow statement For the year ended 31 December 2004

	Note	2004 £'000	2003 £'000
Net cash inflow from operating activities	9	12,987	28,743
Returns on investments and servicing of finance	10	1,215	60
Taxation	10	(9,715)	(12,967)
Capital expenditure	10	(1,705)	(5,374)
Acquisitions and disposals	10	16,597	10,563
Equity dividends paid		(6,781)	(6,400)
Net cash inflow before management of liquid resources and financing		12,598	14,625
Management of liquid resources	10	(7,978)	(14,762)
Financing	10	(2,932)	4,704
Increase in cash		1,688	4,567

Reconciliation of net cash flow to movement in net funds

	2004 £'000	2003 £'000
Increase in cash in the year	1,688	4,567
Cash outflow/(inflow) from reduction/(increase) in loans	3,548	(3,974)
Cash outflow in respect of short-term deposits	7,978	14,762
Movement in net funds resulting from cash flows	13,214	15,355

Foreign exchange translation difference	(609)	(216)
Movement in net funds in the year	12,605	15,139
Opening net funds at 1 January	19,028	3,889
Closing net funds at 31 December	31,633	19,028

Other primary statements For the year ended 31 December 2004

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

2004 2003 £'000 £'000 Profit for the financial year 10,433 13,097

Exchange differences (7,514) (12,506) Total recognised gains for the financial year 2,919 591

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

GROUP RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2004 £'000	2003 £'000
Profit for the financial year	10,433	13,097
Ordinary dividend	(6,781)	(2,263)
Retained profit for the year	3,652	10,834
Issue of shares (share capital plus share premium)	616	730
Exchange differences	(7,514)	(12,506)
Net movement in shareholders' funds	(3,246)	(942)
Shareholders' funds at 1 January	188,027	188,969
Shareholders' funds at 31 December	184,781	188,027

Notes to the accounts

1. Preparation of financial information

The financial information set out in this document does not constitute the Group's statutory accounts for the years ended 31 December 2004 or 2003 but is extracted from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the Company's Annual General Meeting. This preliminary announcement is prepared on the same basis as the 2003 statutory accounts. The auditors have reported on the 2003 accounts. Their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Segmental analysis

	2004		2003	
	Turnover £'000	Profit £'000	Turnover £'000	Profit £'000
Class of business				
Continuing operations:				
US gaming	69,370	31,315	72,385	34,398
Central management	-	(2,508)	-	(2,711)
Continuing: before exceptional items	69,370	28,807	72,385	31,687
Exceptional items	-	(23,115)	-	(7,923)
Continuing operations	69,370	5,692	72,385	23,764
Discontinued operations:				
UK gaming	25,350	4,372	25,532	3,570
Exceptional items	-	-	-	(784)
Turnover	94,720		97,917	
Operating profit		10,064		26,550
Non-operating exceptional items		8,691		(1,389)
Net interest receivable		1,473		937
Profit before tax		20,228		26,098

The UK gaming operations have been disclosed as Discontinued operations in 2004 in accordance with Financial Reporting Standard 3: Reporting Financial Performance. Accordingly, the UK gaming division's results for 2003 have been reclassified to Discontinued operations from Continuing operations. See note 13

for further details.

3. Exceptional items

EXCEPTIONAL ITEMS RELATING TO OPERATING PROFIT

	2004 £'000	2003 £'000
Exceptional items relating to continuing operations:		
Provision for impairment in value of fixed assets in Colorado	(13,716)	(1,690)
Costs of the proposed sale and restructuring of Wembley plc and its subsidiaries	(6,213)	(518)
Lincoln Park: costs related to indictment	(2,634)	(1,415)
Lincoln Park: public relations activities	(552)	-
Colorado VLT initiative	-	(4,300)
Exceptional items relating to continuing operations	(23,115)	(7,923)
Exceptional item relating to discontinued operations:		
UK gaming: closure and aborted planning costs	-	(784)
Exceptional items relating to operating profit	(23,115)	(8,707)

Provision for impairment in value of fixed assets in Colorado

Following a review of the carrying value of the Colorado fixed assets (tangible and intangible), a total provision of £13.7m has been made. This brings the carrying value of the Colorado fixed assets to $20.0m, the Directors' estimated combined value of these assets. The principal factors that have influenced the Directors' decision to perform this impairment review are: the continuing decline in betting handle and limited opportunity for further cost savings in this business, initial discussions with Colorado-based real estate specialists during the second half of the year and an indicative valuation from BLB Investors LLC as part of the proposed sale of Wembley US gaming division (note 12).

In 2003, a provision of £1.7m was made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs of the proposed sale and restructuring of Wembley plc and its subsidiaries

Costs of £6.2m (2003: £0.5m) were incurred during the period in relation to the proposed sale of Wembley plc following recommended offers from MGM MIRAGE ("MGM ") and BLB Investors LLC ("BLB"). These costs include a £3.0m break-fee paid to MGM (see below) and legal and financial advice received in relation to the sale process.

On 27 January 2004, the Board announced an agreement with MGM on the terms of a recommended cash acquisition of Wembley plc at a price of 750p per share. It was further agreed that shareholders would also obtain a share in a new company created by a reorganisation to ring-fence the litigation associated with Lincoln Park that, upon completion of the acquisition, would have had cash balances of $16.3m (equivalent to approximately 25p per Wembley share). This amount would have been available to meet any fine that may have been imposed upon the company (capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within the company would have been returned to shareholders.

On 30 March 2004, BLB, a shareholder owning, at that stage, approximately 8% of the Company's issued share capital, announced an offer to acquire the remaining shares in the Company at 800p per share (with no potential further receipt relating to the outcome of the litigation in Rhode Island). Following a counter offer by MGM, on 8 April 2004, of 840p per share plus one share in the new company created to ring-fence the litigation, BLB, who by now owned approximately 22% of the Company's issued share capital, made a final recommended cash offer on 1 May 2004 of 860p per share, plus a contingent entitlement to share in any of the $16.3m cash remaining after the trial of Lincoln Park Inc. A break-fee of £3.0m was paid to MGM following the Board's recommendation of the higher offer from BLB.

On 5 July 2004, BLB announced that it was allowing its offer for Wembley plc to lapse on the basis that the 90% acceptance condition had not been met. On that date, BLB had acquired or received valid acceptances representing 83.1% of Wembley's share capital.

On 8 February 2005, Wembley announced the conditional sale of its US gaming division to BLB (see note 12). Costs in respect of this transaction have been prepaid at 31 December 2004.

Lincoln Park: costs related to indictment

Costs of £2.6m (2003: £1.4m) arose as a result of the investigation and the subsequent issue of an indictment by a Federal Grand Jury in Rhode Island. The costs primarily comprise legal fees. In addition, the 2004 cost of £2.6m includes an amount in relation to the salary and redundancy of one of the indicted former executives, Nigel Potter. Costs arising in respect of this litigation are charged to the profit and loss account as incurred.

Lincoln Park: public relations activities

Costs of £0.6m were incurred in relation to both a public relations campaign run by Lincoln Park with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy, and the provisional assembly of a team to campaign against a proposed casino referendum in the State of Rhode Island.

Colorado VLT initiative

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. No relief was taken for this expenditure in terms of calculating the tax charge in 2003.

UK gaming: closure and aborted planning costs

At 31 December 2003, costs of £0.8m had been incurred in relation to the closure of the loss-making Catford greyhound stadium, which was subsequently sold during March 2004 (see below) and in relation to pursuing an unsuccessful planning application for the development of a new track in Liverpool.

3. Exceptional items (continued)

NON-OPERATING EXCEPTIONAL ITEMS 2004 2003 £'000 £'000

Sale or termination of discontinued businesses: Sale of The Corporate Innovations Company Limited 146 (1,133) Sale of Wembley International Limited and Wembley Ticketing business 300 444 Termination of Hong Kong operations 1,945 (700) Sale or termination of discontinued businesses 2,391 (1,389)

Profit on sale of tangible fixed assets: Profit on sale of Catford greyhound stadium 6,300 - Non-operating exceptional items 8,691 (1,389)

Sale of The Corporate Innovations Company Limited

In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility at 31 December 2003.

During 2004, an agreement was reached with The Corporate Innovations Company Limited that, while Corporate Innovations would surrender tax losses to Wembley at par and waive its right to the cash facility, Wembley would waive its right to the loan note. Accordingly, the provision of £150,000 set up at 31 December 2003, less legal fees of £4,000 in relation the settlement agreement, has been released, resulting an a net gain of £146,000.

Sale of Wembley Ticketing business

The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned

subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments payable through 2003 and 2004. In 2004, this performance-related payment totalled £300,000 (2003: £444,000). No further performance related payments are receivable.

Termination of Hong Kong operations and settlement of long-standing legal dispute

The long-standing legal dispute in Hong Kong that arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid 1990s was settled during the period. The trial concluded in January 2004 and the judge's verdict, received in March 2004, completely vindicated Wembley. An award of damages and interest, totalling around £1.5m was made in favour of Wembley and this settlement was received in May 2004. Costs incurred during the period, principally legal fees, were £0.3m. Wembley also received, in anticipation of the final settlement of costs, HK$10m (around £0.7m) from the Hong Kong authorities. A decision on the final amount of costs to be reimbursed to Wembley is still awaited.

3. Exceptional items (continued)

Profit on sale of Catford greyhound stadium

Catford greyhound stadium was sold to English Partnerships on 31 March 2004 for gross sale proceeds of £7.5m. After deducting the site's net book value and associated costs of disposal, a profit of £6.3m was achieved. It is anticipated that the utilisation of brought forward capital losses will result in no tax being payable on this disposal.

4. Tax on profit on ordinary activities

	2004 £'000	2003 £'000
UK corporation tax at 30% on continuing operations	-	454
UK corporation tax at 30% on discontinued operations	-	448
UK corporation tax on UK exceptional items	-	(90)
Overseas taxation	12,340	12,871
Overseas taxation on overseas exceptional items	(1,465)	(579)
Adjustments in respect of prior years UK corporation tax	(1,455)	-
Adjustments in respect of prior years overseas tax	(200)	(400)
Current tax	9,220	12,704
Deferred tax	575	297
Total tax	9,795	13,001

Based on profit on ordinary activities of £20.2m (2003: £26.1m) the Group's effective rate of tax is 48.4% (2003: 49.8%). When both the after tax impact of the exceptional items and the adjustments in respect of prior year taxes are excluded, the effective rate in 2004 is 37.3% (2003: 38.9%).

5. Ordinary dividend

	2004 £'000	2003 £'000
Interim dividend	6,781	2,252
Adjustment in respect of 2002 final dividend	-	11
	6,781	2,263

An interim dividend of 19.5p per share (2003: 6.5p) on 34,776,364 ordinary shares (2003: 34,640,529) was paid on 6 October 2004. The 2004 interim dividend included 13.0p per share in lieu of the estimated final dividend in 2003 that was not paid as a result of the anticipated sale of Wembley plc in 2004.

No final dividend for 2004 is proposed (2003: nil).

6. Earnings per share 2004 2003 The earnings per share figures have been calculated as follows: Profit for the financial year (£'000) 10,433 13,097 Weighted average number of shares in issue ('000) 34,754 34,597 Basic earnings per share 30.0p 37.9p

The diluted earnings per share of 29.7p (2003: 37.7p) is based on the profit for the financial year of £10,433,000 (2003: £13,097,000) and on 35,118,000 (2003: 34,783,000) ordinary shares, the latter calculated as follows:

	2004	2003

	No. '000	No. '000
Basic weighted average number of shares	34,754	34,597
Dilutive potential ordinary shares:		
Executive share option schemes	339	162
Employee sharesave scheme	25	24
	35,118	34,783

The fair value (average price for the year) of Wembley plc shares during 2004 was £7.24 (2003: £6.13).

	2004 pence per share	2003 pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	30.0	37.9
Adjustment in respect of exceptional items (note 3)	41.5	29.2
Adjustment in respect of taxation on exceptional items (note 4)	(4.2)	(1.9)
Adjusted earnings per share	67.3	65.2

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

7. Debtors: recoverable after more than one year

	2004 £'000	2003 £'000
Debtors: recoverable after more than one year	14,933	-

In December 2004, a payment of £16m was made to Wembley's UK final salary pension scheme in order to eliminate its deficit on an ongoing basis and allow the trustees to adopt a low-risk investment strategy. At 31 December 2004, this amount has been treated as a prepayment with £14.9m of the total payment shown as recoverable after more than one year and the balance of £1.1m included within Debtors: recoverable within one year.

8. Reconciliation of shareholders' funds and movement on reserves

	Called up share capital £'000	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Equity shareholders' funds £'000
At 1 January 2004	34,662	867	61,321	1,651	89,526	188,027
Issue of shares	115	501	-	-	-	616
Retained profit	-	-	-	-	3,652	3,652
Exchange differences	-	-	(2,883)	-	(4,631)	(7,514)
At 31 December 2004	34,777	1,368	58,438	1,651	88,547	184,781

9. Reconciliation of operating profit to net cash inflow from operating activities

	2004 £'000	2003 £'000
Operating profit	10,064	26,550
Depreciation and impairment	16,537	4,787
Amortisation of goodwill and impairment	327	53
Loss on sale of tangible fixed assets	41	72
Increase in debtors (including £16m pension prepayment - note 7)	(14,403)	(536)
Increase/(decrease) in creditors	421	(2,183)
Net cash inflow from operating activities	12,987	28,743

10. Analysis of cash flows for headings netted in the cash flow statement

	2004 £'000	2003 £'000
Returns on investments and servicing of finance		
Interest paid	(6)	(100)
Interest received	1,221	160
Net cash inflow from returns on investment and servicing of finance	1,215	60
Taxation		
Corporation tax received/(paid)	1,043	(373)
Overseas tax paid	(10,758)	(12,594)

Net cash outflow from tax paid	(9,715)	(12,967)

10. Analysis of cash flows for headings netted in the cash flow statement (continued)

	2004	2003
Capital expenditure	£'000	£'000
Proceeds from disposal of tangible fixed assets	7,301	19
Purchase of tangible fixed assets	(9,006)	(5,393)
Net cash outflow from capital expenditure and financial investment	(1,705)	(5,374)
Acquisitions and disposals		
Net proceeds from sale or termination of businesses	15,037	15,474
Net cash sold with subsidiary undertakings	-	(86)
Cash acquired with subsidiary undertaking	-	114
Net cash flow in relation to termination discontinued business	1,700	(598)
Payments in relation to sale of subsidiary undertakings	(140)	-
Payments in relation to acquisition of subsidiary undertaking	-	(4,341)
Net cash inflow from acquisitions and disposals	16,597	10,563
Management of liquid resources		
Cash placed on short-term bank deposits	(3,781)	(14,762)
Cash placed in escrow account (note 12)	(4,197)	-
Net cash outflow from management of liquid resources	(7,978)	(14,762)
Financing		
Shares issued under share option schemes	616	730
Loans (repaid)/drawn	(3,548)	3,974
Net cash (outflow)/inflow from financing	(2,932)	4,704

11. Pensions

The Group operates a defined benefit pension scheme. The following table summarises the valuation of this scheme in accordance with FRS 17 requirements:

	2004	2003
	£'000	£'000
Total market value of assets	39,923	22,460
Present value of scheme liabilities	(33,660)	(30,637)
Surplus/(deficit) in the scheme	6,263	(8,177)
Related deferred tax (liability)/asset	(1,879)	2,453
Net FRS 17 pension surplus/(deficit)	4,384	(5,724)

12. Contingent liability

In September 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleged that this constituted a conspiracy to influence improperly the actions of public officials.

In January 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all 16 counts against it within the indictment at that time, the maximum aggregate fine that would be sought against it was $8m. This amount was transferred into an escrow account.

A superseding indictment was issued in September 2004 replacing the original indictment. This superseding indictment contained a total of 10 charges against Lincoln Park Inc. The substance of the charges against Lincoln Park Inc remained broadly the same. Immediately prior to the start of the trial in January 2005, the number of charges against Lincoln Park Inc was reduced further to nine.

The trial commenced on 31 January 2005 and the Jury's verdicts were delivered on 24 February 2005. The Jury returned not guilty verdicts on three charges against Lincoln Park Inc. and one charge against each of the two former executives, both of whom have now left the employment of the Wembley Group. The Jury was unable to reach unanimous verdicts on the remaining charges and, as a consequence, the Judge declared a mistrial in respect of those charges.

The US Attorney in Rhode Island has since decided to retry Lincoln Park Inc. and the former executives in respect of all the outstanding charges against them. For Lincoln Park Inc, the number of charges now stands at six.

The Board of Wembley has always believed that no US laws were broken and that there was never any intention to break any US laws. No payment was approved, no payment was ever made and, after considering the evidence presented at the recent trial, the Board remains of the view that these allegations are without foundation. Lincoln Park Inc. will continue to defend itself vigorously against the remaining charges and the Board understands that the two former executives will also continue to defend themselves against the remaining charges.

No provision has been made in these Accounts in relation to this indictment, although the legal and other related costs arising from it have been charged to the profit and loss account as incurred.

Should Lincoln Park Inc. be convicted at trial then, in addition to a fine now believed to be of up to $3m, there would likely be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. Such events could adversely affect the Group's ability to operate Lincoln Park.

Note 12 below outlines the principal terms of the conditional sale agreement announced on 8 February 2005 between Wembley and BLB Investors LLC for the sale of Wembley's US gaming division. If this sale proceeds, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which would then only be exposed to a possible fine.

13. Post balance sheet events

US gaming division

On 8 February 2005, Wembley announced that it had entered into a conditional sale agreement with BLB Investors LLC ("BLB") in relation to a potential sale of the Group's US gaming division. The net purchase price for the US gaming division of $339m is after taking into account the cost of $116m to Wembley of repurchasing BLB's 22 per cent shareholding in Wembley, which would be the subject of a separate shareholder resolution in respect of which BLB would not be eligible to vote.

The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue sharing arrangement ("Long Term Deal") for the Lincoln Park operation with the State of Rhode Island, its formal ratification by the Rhode Island State legislature and upon BLB entering into definitive financing arrangements with its lenders. BLB has discussed outline terms of a Long Term Deal with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long Term Deal. Legislation for a Long Term Deal was introduced into the Senate on 17 March 2005.

The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together with the approval of Wembley's shareholders (other than BLB). The Lincoln Park Reorganisation is the reorganisation of certain Wembley subsidiaries to exclude Lincoln Park Inc., the entity that is subject to the ongoing litigation in Rhode Island, from the companies being sold.

The sale agreement may be terminated by either party if completion of the transaction has not occurred by 30 May 2005.

It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be despatched in due course.

UK gaming division

On 4 March 2005, Wembley completed the sale of its UK gaming division to Risk Capital Partners for a cash

consideration of £49.4m. A cash balance estimated at approximately £0.9m remained within the business at completion to cover working capital commitments. A completion balance sheet will determine any final adjustments. No significant warranties were given to the purchaser by the Wembley Group in connection with this transaction.

In accordance with the provisions of Financial Reporting Standard 3 - Reporting Financial Performance, the results of the UK gaming division have been shown as Discontinued operations in 2004 and have been therefore also been reclassified in the 2003 comparative figures.

14. Return of cash to shareholders

If the sale of the US gaming division to BLB is completed, the Directors intend to seek shareholders' approval to enter into a members' voluntary liquidation of the Company and return all surplus cash to shareholders. At this stage, the amount, method and timing of such a return remain unclear. Further information will be provided at the time that any proposal for the sale of the US gaming division is put to shareholders for approval.

Set out below are the principal issues and uncertainties for shareholders to consider when attempting to forecast the amount of cash that could to be received in such a situation:

• Transaction uncertainties - as detailed in the Chairman's Statement, the sale is dependent upon a number of conditions being met, most notably a long-term revenue sharing arrangement with the State of Rhode Island and BLB entering into definitive financing arrangements with its lenders. With the exception of shareholder approval, most of these conditions are outside the control of either Wembley or its shareholders. Both the actual completion of the transaction and the timing of any completion therefore remain uncertain.

• Exchange rate - the proposed BLB transaction is expected to yield net cash proceeds to the Group of $339m. Wembley has traditionally not hedged its ongoing US dollar denominated cash flows. However, the Board is currently investigating the range of measures that may be taken in order to help to define more precisely the sterling value that would arise from this transaction. An announcement will be made should the Board decide to change from the current position.

• Transaction costs - the anticipated net cash proceeds of $339m are shown before taking into account transaction costs, principally in relation to legal and financial advice.

• Wembley's statutory contribution obligations on a wind-up of the Group's defined benefit pension scheme - it is anticipated that the Group's defined benefit pension scheme will need to be wound-up before the liquidation of the Company can complete. In such a situation, the prepayment of £16m shown in the 31 December 2004 balance sheet would be written off. The additional cost to Wembley meeting of its statutory contribution obligations on a wind-up of the scheme is estimated to be in the region of £13m - £16m depending primarily on market fluctuations in respect of scheme assets and annuity costs between now and the date Wembley's statutory contribution obligations arise. Members' rights will be secured through transfers to other pension schemes or through the purchase of annuities and deferred annuities from an insurance company when the scheme is wound-up.

• Result of the retrial in Rhode Island - in addition to further legal costs now being incurred as a result of the retrial, there remains the possibility of a fine, now believed to be of up to $3m, in the event of a conviction of Lincoln Park Inc. $8m currently remains in an escrow account, this being the amount previously agreed by the US Attorney in Rhode Island as the maximum fine when the number of charges stood at 16.

• Closure of the head office function in the UK - costs will include the redundancy of all staff and settlement of all Company liabilities such as lease obligations.

• Net cash generated to the point of completion - Wembley's shareholders will benefit from any surplus cash generated prior to completion of the BLB transaction. However, it should be noted that the anticipated capital expenditure programme for 2005 is necessarily concentrated in the first half of the year.

• Share options - at 31 December 2004, employees of the Group held options over approximately 1.6m shares. The exercise of some or all of these options will result in a dilutive effect to the net proceeds

receivable upon liquidation due to either the greater number of shares in issue or the cash cost of buying out share option rights.

• Timing and method of distribution - the intended distribution may be by way of a special dividend declared by the Directors and/or a liquidation dividend paid out by the liquidator appointed to carry out a members' voluntary liquidation. The timing of distributions by the liquidator would depend primarily upon how quickly the liquidator can settle all outstanding claims on the Company, including the final resolution of outstanding tax matters.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050321e13l0003u

Wembley PLC - Director Shareholding

237 words
23 March 2005
07:55
Regulatory News Service
English
(c) 2005

RNS Number:1079K Wembley PLC 23 March 2005

Wembley plc ("the Company") Directors' Shareholding

On 22 March 2005, Claes Hultman, Chairman of Wembley plc, sold 22,250 ordinary shares in the Company and Mrs Margot Hultman sold 2,750 ordinary shares, both at a price of 785p per share.

Mr. Hultman now has an interest in 22,250 ordinary shares in the Company. Mrs Hultman now has an interest in 2,750 ordinary shares in the Company.

On 22 March 2005, Mark Elliott, Chief Executive of Wembley plc, exercised options to purchase 111,436 ordinary shares in the capital of the Company.

On 22 March 2005, Mr Elliott sold 109,936 ordinary shares in the Company and Mrs Margaret Elliott sold 1,500 ordinary shares, both at a price of 785p per share.

With effect from 22 March 2005, Mr Elliott has been granted additional options over 69,620 ordinary shares in the Company at a price of 790p per share.

Mr. Elliott now has an interest in the share capital of the Company as set out below:

8,000 ordinary shares in the Company Options over 195,804 ordinary shares in the Company

Date of Notification: 22 March 2005

23 March 2005

Enquiries:

Wembley plc Mark Elliott 020 8795 8001

College Hill Matthew Smallwood 020 7457 2020

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050323e13n0008g

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
23 March 2005
14:34
Regulatory News Service
English
(c) 2005

RNS Number:1413K Wembley PLC 23 March 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 17th March 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,143,924 of the ordinary shares in Wembley Plc, representing 3.29% of the issued share capital of the company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050323e13n0028o

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
24 March 2005
16:10
Regulatory News Service
English
(c) 2005

RNS Number:2203K Wembley PLC 24 March 2005

Wembley Plc ("the Company")

The Company has today been informed that as of 18th March 2005 Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,443,124 of the ordinary shares in Wembley Plc, representing 4.15% of the issued share capital of the company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050324e13o002v7

Wembley PLC Aviva PLC - Holding(s) in Company

71 words
24 March 2005
16:32
Regulatory News Service
English

RNS Number:2247K Wembley PLC 24 March 2005

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Aviva plc and its subsidiaries (including Morley Fund Management Limited) no longer have a notifiable interest in the ordinary shares of Wembley Plc.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020050324e13o0030h

Wembley PLC - Holding(s) in Company

78 words
1 November 2004
12:49
Regulatory News Service
English

RNS Number:6980E Wembley PLC 01 November 2004

Wembley PLC

1st November 2004

Disclosure of Interest in Share Capital

The Company received notification today that, as at 27 October 2004, Credit Suisse First Boston, has an interest in 2,303,500 shares (being equivalent to approximately 6.71% of the issued share capital of the Company).

End.

Document RNS0000020041101e0b1001rx

Wembley PLC Deutsche Bank AG - Holding(s) in Company

69 words
1 November 2004
12:49
Regulatory News Service
English

RNS Number:6982E Wembley PLC 01 November 2004

Wembley Plc ("the Company")

The Company has today been informed that as of 29 October 2004, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares in Wembley Plc.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041101e0b1001ry

Wembley PLC - Holding(s) in Company

78 words
11 November 2004
18:26
Regulatory News Service
English

RNS Number:1517F Wembley PLC 11 November 2004

Wembley PLC

11th November 2004

Disclosure of Interest in Share Capital

The Company received notification today that, as at 9 November 2004, Credit Suisse First Boston, has an interest in 2,508,500 shares (being equivalent to approximately 7.30% of the issued share capital of the Company).

End.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041111e0bb003ea

Wembley PLC - Holding(s) in Company

81 words
11 November 2004
18:27
Regulatory News Service
English

RNS Number:1519F Wembley PLC 11 November 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 3,102,565 ordinary shares in Wembley Plc, representing 8.92% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041111e0bb003ec

Wembley PLC - Holding(s) in Company

81 words
18 November 2004
11:03
Regulatory News Service
English

rRNS Number:3832F Wembley PLC 18 November 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 3,155,383 ordinary shares in Wembley Plc, representing 9.07% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041118e0bi001ba

Wembley PLC Credit Suisse First Boston(USA) Inc - Holding(s) in Company

84 words
29 November 2004
15:20
Regulatory News Service
English

RNS Number:7723F Wembley PLC 29 November 2004

Wembley PLC

29th November 2004

Disclosure of Interest in Share Capital

The Company received notification today that, as at 25 November 2004, Credit Suisse First Boston has an interest in 1,808,500 shares (being equivalent to approximately 5.27% of the issued share capital of the Company).

End.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041129e0bt002mq

Wembley PLC Deutsche Bank AG - Holding(s) in Company

82 words
30 November 2004
11:11
Regulatory News Service
English

RNS Number:8110F Wembley PLC 30 November 2004

Wembley Plc ("the Company")

The Company has today been informed that as of 29 November 2004, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,269,013 of the ordinary shares in Wembley Plc, representing 3.65% of the issued share capital of the company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041130e0bu00166

Wembley PLC - Blocklisting Interim Review

517 words
1 December 2004
11:17
Regulatory News Service
English

RNS Number:8641F Wembley PLC 01 December 2004

BLOCK LISTING SIX MONTHLY REVIEW

1. Name of company Wembley plc
2. Name of scheme Savings Related Share Option Scheme
3. Period of return: From 1 January 2004 to 30 June 2004
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 96,222
5. Number of shares issued/alloted under scheme during period: 8,499
6. Balance under scheme not yet issued/allotted at end of period 87,723
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 240,889 Ordinary 19 June 1998
   100,000 Ordinary 10 July 2003
   19,753 Ordinary 25 May 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

34,770,520 (34,776,364 as at 23/11/2004)

Contact for queries:

Address: Elvin House, Stadium Way, Wembley HA9 0DW

Name: D Bromley

Telephone: 020 8795 8008

---

1. Name of company Wembley plc
2. Name of scheme Executive Share Option Scheme
3. Period of return: From 1 January 2004 to 31 July 2004
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme 1,030,865
5. Number of shares issued/alloted under scheme during period: 100,457
6. Balance under scheme not yet issued/allotted at end of period 930,408
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; 278,209 Ordinary on 19/6/1995
   179,800 Ordinary on 22/3/2000
   571,000 Ordinary on 3/4/2000
   250,000 Ordinary on 19/8/2003
   809,970 Ordinary on 25/5/2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

34,770,520 (34,776,364 as at 23/11/2004)

Contact for queries:

Address: Elvin House, Stadium Way, Wembley HA9 0DW

Name: D Bromley

Telephone: 020 8795 8008

---

1. Name of company   Wembley plc
2. Name of scheme   Share Option Scheme
3. Period of return: From 1 January 2004   to   30 June 2004
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme   0
5. Number of shares issued/alloted under scheme during period: 0
6. Balance under scheme not yet issued/allotted at end of period   0
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;   413,000 Ordinary on 22/3/2000

   30 Ordinary on 23/5/2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

34,770,520 (34,776,364 as at 23/11/2004)

Contact for queries:

Address: Elvin House, Stadium Way, Wembley HA9 0DW

Name: D Bromley

Telephone: 020 8795 8008

Wembley PLC - Holding(s) in Company

81 words
2 December 2004
16:22
Regulatory News Service
English

RNS Number:9648F Wembley PLC 02 December 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 3,478,483 ordinary shares in Wembley Plc, representing 10.00% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041202e0c2002pp

Wembley PLC - Board Changes&Company Update

1,129 words
6 December 2004
07:00
Regulatory News Service
English

RNS Number:0271G Wembley PLC 06 December 2004
WEMBLEY PLC
("Wembley")
Changes to the Wembley Board, appointment of new auditor
and trading update

Wembley plc, the track-based gaming company operating in the UK and USA, announces a strengthening of the Wembley Board and the appointment of KPMG LLP ("KPMG") as auditor to the Wembley Group. The opportunity is also being taken to update shareholders on trading to date.

The Wembley Board

Wembley announces changes to the composition of the Board, including two new appointments, which will come into effect on 1 January 2005. The changes are intended both to ensure compliance with the highest standards of corporate governance and to strengthen the Board in order to assist with the opportunities and challenges that lie ahead.

Claes Hultman will return to the role of Non-executive Chairman.

Mark Elliott, currently Finance Director, will become Group Chief Executive.

Eric Tracey will be appointed Finance Director. Eric has been an audit partner at Deloitte & Touche for the past twenty-four years. In 2003, Eric was seconded to Amey plc as acting finance director for a period of 9 months. This period included the sale of that company and Eric being short-listed for the Accountancy Age FD of the Year Award.

Robert Liguori will be appointed as an independent Non-executive Director. Bob is a lawyer, a US citizen and a resident of Rhode Island, USA, the location of Wembley's highly profitable Lincoln Park business. He will retire at the end of this year from one of Rhode Island's leading law firms, Adler Pollock & Sheehan P.C., where he has served as managing partner for over 13 years. He has previously also served as a director within Rhode Island State Government. With the majority of Wembley's profits originating in the US, Bob will provide the Board with a valuable, additional US perspective.

These appointments will bring the number of Directors to six, of whom four will be non-executive.

Appointment of KPMG as auditor to the Wembley Group

Wembley also announces the appointment of KPMG as auditor to the Wembley Group in succession to Ernst & Young LLP ("E&Y") who have resigned with immediate effect. E&Y confirmed in their letter of resignation that there are no circumstances connected with their ceasing to hold office that they consider should to be brought to the attention of the shareholders or creditors of Wembley.

The appointment of KPMG will ensure the continuation of the highest standards of audit assurance for shareholders. KPMG was auditor to the Wembley Group for many years prior to the appointment of E&Y and therefore brings a wealth of knowledge of Wembley and its subsidiaries. It is anticipated that the announcement of Wembley's results for 2004 will take place towards the end of March 2005.

Trading update

US:

Underlying trading levels at Lincoln Park in Rhode Island have remained strong in the third and fourth quarters. For the 48-week period ended 27 November 2004, the average weekly revenue generated by the video lottery terminals ("VLTs ") was $5.86m (2003: $5.10m), corresponding to growth of around 14.9%. As previously announced, Wembley's share of these VLT revenues in the second half of this year has reduced to an effective 26%, from 27% in the second half of 2003. This reduction will reduce the benefit derived from the additional revenue generated this year.

Work has commenced on the refurbishment of part of the first floor area at Lincoln Park that will permit the installation of the remaining 459 VLTs, so bringing the total number operational to the maximum permitted of 3,000. The refurbishment work is scheduled for completion in May 2005, at a cost estimated at $6.2m.

Revenues from the pari-mutuel racing operations at both the Colorado and Lincoln Park tracks have experienced further decline. As at each year-end, a detailed review will be conducted to ensure that the carrying value of the Group's fixed assets remains appropriate. Particular attention will be focussed on the carrying value of the Colorado tracks (currently valued at around $45m), and it is likely that this will lead to a material reduction in their carrying value, with a non-cash impact on the profit and loss account, the amount of which is still be assessed.

UK:

The strong start reported for the first half of 2004, compared to the corresponding period in 2003, was maintained through the traditionally very quiet third quarter. The fourth quarter of last year delivered a particularly strong performance, and so, it is likely that the fourth quarter this year will show only marginal out-performance.

A review of Wembley's UK final salary pension scheme is currently underway, investigating the potential funding of the deficit and the limitation or elimination of future funding risks.

Exchange rate movement:

As highlighted in the Interim Report for 2004, the strengthening of sterling against the US dollar this year by around 12%, to an anticipated average exchange rate of £1: $1.83 (2003: £1: $1.64), will adversely impact the reported result. By way of illustration, if £1: $1.83 had been the average rate in 2003, reported US profits would have been lower by approximately £3.7m.

Litigation:

In Rhode Island, a Grand Jury recently issued a superseding indictment against Wembley's Lincoln Park Inc. subsidiary and two former executives. This superseding indictment, which has now replaced the indictment issued last year, contains 16 charges, of which 10 are against Lincoln Park Inc. (down from 22 and 16 respectively). Otherwise, the substance of the charges remains the same. The Federal Court in Rhode Island recently announced that the trial will start on 25 January 2005. The costs incurred this year in connection with the indictments and trial preparation are expected to be around £2m.

The Board remains firmly of the view that the allegations are without foundation and they will be vigorously defended at the trial. The charges contained within, and the potential implications of, the original indictment were disclosed in both Wembley's 2003 Annual Report and Accounts and the Interim Report for 2004

Outlook:

The Lincoln Park business continues to perform well and there is no reason to believe that this should not continue for the remainder of the year.

Trading within the UK gaming business has been encouraging and so should produce UK results broadly in line with market expectations.

6 December 2004

Wembley plc Tel: 020 8795 8003 Claes Hultman, Chairman and Chief Executive Mark Elliott, Finance Director

College Hill Tel: 020 7457 2020 Justine Warren Matthew Smallwood

Document RNS0000020041206e0c60003a

Wembley PLC Aviva PLC - Holding(s) in Company

83 words
15 December 2004
11:59
Regulatory News Service
English

RNS Number:4333G Wembley PLC 15 December 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Aviva plc and its subsidiaries (including Morley Fund Management Limited) are interested in an aggregate of 1,083,676 ordinary shares in Wembley Plc, representing 3.12% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041215e0cf001jz

Wembley PLC - Holding(s) in Company

75 words
15 December 2004
12:00
Regulatory News Service
English

RNS Number:4335G Wembley PLC 15 December 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Schroder Investment Management Limited is interested in an aggregate of 4,483,162 ordinary shares in Wembley Plc, representing 12.89% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041215e0cf001md

REG-Wembley PLC (WMY.L) Holding(s) in Company.

80 words
12 May 2004
11:28
Regulatory News Service
English
(c) 2004

RNS Number:5786Y Wembley PLC 12 May 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, today that on 7 May 2004 Credit Suisse First Boston Equities Limited had an interest of 2,302,420 shares, representing approximately 6.70% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLQKBKBDBKDAPD.

Document RNS0000020040512e05c0030e

REG-Wembley PLC (WMY.L) Holding(s) in Company.

80 words

13 May 2004

16:25

Regulatory News Service

English

(c) 2004

.

RNS Number:6631Y Wembley PLC 13 May 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today, that on 10 May 2004 Credit Suisse First Boston Equities Limited had an interest of 2,958,420 shares, representing approximately 8.51% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKNKBABKDNPD.

Document RNS0000020040513e05d0060q

REG-Wembley PLC (WMY.L) Holding(s) in Company.

73 words
14 May 2004
15:17
Regulatory News Service
English
(c) 2004

RNS Number:7095Y Wembley PLC 14 May 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has received notification that, as of 12 May 2004 Cater Allen International Limited (CAIL) no longer has a notifiable interest in the ordinary shares of Wembley Plc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKQKDPBKDPPD.

Document RNS0000020040514e05e006by

REG-Wembley PLC (WMY.L) Holding(s) in Company.

81 words
18 May 2004
14:27
Regulatory News Service
English

RNS Number:8083Y Wembley PLC 18 May 2004

Wembley Plc ("the Company")

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 2,656,546 ordinary shares in Wembley Plc, representing 7.64% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKFKBQBKDAPD.

Document RNS0000020040518e05i004jx

REG-Wembley PLC (WMY.L) Block Listing Application.

146 words
21 May 2004
09:13
Regulatory News Service
English
(c) 2004

.

RNS Number:9405Y Wembley PLC 21 May 2004

21 May 2004

Wembley plc - (the "Company")

Block Listing Application

Application has been made to the UK Listing Authority and to the London Stock Exchange for a Block Listing of 809,970 Ordinary Shares of £1.00 each in the Company in respect of shares that may fall to be issued pursuant to the Wembley plc Executive Share Options Scheme and 19,753 Ordinary Shares of £1.00 each in the Company in respect of shares that may fall to be issued pursuant to the Wembley plc Savings-Related Share Options Scheme. These shares, when issued, will rank pari passu in all respects with the existing issued Ordinary Shares of Wembley plc.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

LISGCGDULGDGGSB.

Document RNS0000020040521e05l0012x

REG-Wembley PLC (WMY.L) Holding(s) in Company.

81 words
21 May 2004
17:00
Regulatory News Service
English
(c) 2004

RNS Number:9797Y Wembley PLC 21 May 2004

Wembley Plc ("the Company")

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 2,138,508 ordinary shares in Wembley Plc, representing 6.15% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLQKDKPABKDCPB.

Document RNS0000020040521e05l0066b

REG-Wembley PLC (WMY.L) Holding(s) in Company (DBKGn.DE).

79 words
21 May 2004
17:03
Regulatory News Service
English
(c) 2004

.

RNS Number:9800Y Wembley PLC 21 May 2004

Wembley Plc ("the Company")

The Company has today been informed that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 2,438,914 ordinary shares in Wembley Plc, representing 7.02% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLQKDKKOBKDDPB.

Document RNS0000020040521e05l00692

REG-Wembley PLC (WMY.L) Holding(s) in Company.

80 words
25 May 2004
14:18
Regulatory News Service
English
(c) 2004

.

RNS Number:0640Z Wembley PLC 25 May 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, today that on 25 May 2004 Credit Suisse First Boston Equities Limited had an interest of 2,707,420 shares, representing approximately 7.88% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKPKDQBKDAPB.

Document RNS0000020040525e05p004pl

REG-Wembley PLC (WMY.L) Holding(s) in Company.

81 words
27 May 2004
16:57
Regulatory News Service
English

.

RNS Number:1766Z Wembley PLC 27 May 2004

Wembley Plc ("the Company")

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 1,968,155 ordinary shares in Wembley Plc, representing 5.66% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKOKPABKDPPB.

Document RNS0000020040527e05r007i9

REG-Wembley PLC (WMY.L) Holding(s) in Company.

80 words
27 May 2004
16:55
Regulatory News Service
English
(c) 2004

.

RNS Number:1759Z Wembley PLC 27 May 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, today that on 27 May 2004 Credit Suisse First Boston Equities Limited had an interest of 2,883,773 shares, representing approximately 8.39% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKOKPABKDQPB.

Document RNS0000020040527e05r007i1

REG-Wembley PLC (WMY.L) Holding(s) in Company.

83 words
3 June 2004
11:42
Regulatory News Service
English

.

RNS Number:3782Z Wembley PLC 03 June 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification on 2 June 2004, that on 28 May 2004 Credit Suisse First Boston Equities Limited had an interest of 2,707,420 shares, representing approximately 7.88% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKNKQDBKDDAK.

Document RNS0000020040603e063002v3

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

109 words
8 June 2004
11:44
Regulatory News Service
English
(c) 2004

RNS Number:5333Z Wembley PLC 08 June 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of share options it has 34,764,585 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RTTSSEFEASLSELM.

Document RNS0000020040608e068003h1

REG-Wembley PLC (WMY.L) Holding(s) in Company.

83 words
15 June 2004
10:16
Regulatory News Service
English

RNS Number:7685Z Wembley PLC 15 June 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification on 15 June 2004, that on 9 June 2004 Credit Suisse First Boston Equities Limited had an interest of 2,207,420 shares, representing approximately 6.43% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKPKDDBKDQAD.

Document RNS0000020040615e06f002v6

REG-Fidelity Int Ltd Rule 8 - Wembley PLC (WMY.L).

451 words
15 June 2004
14:02
Regulatory News Service
English
(c) 2004

RNS Number:7867Z Fidelity International Ltd 15 June 2004

Date of Disclosure JUNE 15, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing JUNE 14, 2004

Dealing in WEMBLEY PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY SHARES

2) Amount bought Amount sold Price per unit

1,809,620 15.5033 $/SHARE

3) Resultant total of the same class owned or controlled

(and percentage of class) 158,535 (.46%)

4) Party making disclosure FIDELITY INTERNATIONAL LIMITED

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation

FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) DEFINITION 6

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) STEPHEN P CARR

Telephone and extension number (1) 617 563 1540

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company

or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative

transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade

should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant

security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END DCCBSGDLRSBGGSU.

REG-ING Bank N.V. London Rule 8 - Wembley PLC (WMY.L).

441 words
16 June 2004
10:20
Regulatory News Service
English
(c) 2004

RNS Number:8160Z ING Bank N.V. London Branch 16 June 2004

Date of Disclosure 16 JUNE 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15 JUNE 2004

Dealing in WEMBLEY PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY SHARES

2) Amount bought	Amount sold	Price per unit
650,000		856.2825

3) Resultant total of the same class owned or controlled

(and percentage of class) 650,000 (1.89%)

4) Party making disclosure ING BANK N.V. LONDON BRANCH

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
-

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) IAN RALPH DOUGLAS

Telephone and extension number 020 7767 5130

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company

or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative

transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade

should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant

security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END DCCFFMMTMMIBBTI.

Document RNS0000020040616e06g002p9

REG-CSFB Equities Ltd Rule 8 - Wembley Plc (WMY.L).

1,112 words
16 June 2004
10:48
Regulatory News Service
English

RNS Number:8194Z CSFB Equities Ltd 16 June 2004

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

16 June 2004..........................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

15 June 2004.............................

Dealing in (name of company)

Wembley Plc..........................

1. Class of securities (eg ordinary shares)

Ordinary Shares.................

2.

Amount bought	Amount sold	Price per unit
	250,000	8.53

3. Resultant total of the same class owned or controlled (and percentage of class)

1,551,420 .... 4.517%

4. Party making disclosure

Credit Suisse First Boston Equities Ltd

5. EITHER (a) Name of purchaser / vendor (Note 1)

Credit Suisse First Boston Equities Ltd

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

Bal Shergill

Telephone and Extension number

020 788 82297

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer. Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling£, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a

result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8) Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

£ The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

DCCDGGMVMVKGDZM.

Document RNS0000020040616e06g002xo

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

109 words
16 June 2004
14:33
Regulatory News Service
English
(c) 2004

RNS Number:8350Z Wembley PLC 16 June 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of share options it has 34,765,140 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RTTSFEFIMSLSEDM.

Document RNS0000020040616e06g005mx

REG-Wembley PLC (WMY.L) Holding(s) in Company.

83 words
17 June 2004
15:07
Regulatory News Service
English
(c) 2004

RNS Number:8877Z Wembley PLC 17 June 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification on 17 June 2004, that on 15 June 2004 Credit Suisse First Boston Equities Limited had an interest of 1,707,420 shares, representing approximately 4.97% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLQKOKKABKDPAD.

Document RNS0000020040617e06h005pp

REG-Wembley PLC (WMY.L) Holding(s) in Company.

81 words
17 June 2004
15:08
Regulatory News Service
English
(c) 2004

RNS Number:8879Z Wembley PLC 17 June 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification on 17 June 2004, that on 14 June 2004 Lehman Brothers International (Europe) had an interest of 2,634,025 shares, representing approximately 7.58% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLQKOKKABKDAAD.

Document RNS0000020040617e06h005pq

REG-BearStearns IntTrad Rule 8 - (Wembley) (WMY.L).

749 words
18 June 2004
08:26
Regulatory News Service
English
(c) 2004

RNS Number:9027Z Bear Stearns Intl. Trading Ltd 18 June 2004

FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure, 18 June 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing, 17 June 2004

Dealing in, Wembley Plc

(1) Class of securities (eg ordinary shares) Ordinary Shares

(2) Amount bought	Amount sold	Price per unit
100,000		GBP 8.5127

In addition, Bear Stearns International Trading Limited has undertaken certain CFD and Swap transactions (See below).

(3) Resultant total of the same class owned or controlled

(and percentage of class) 703,267 (2.048%)

(4) Party making disclosure Bear Stearns International Trading Limited.

(5) EITHER (a) Name of purchaser/vendor (Note 1) Bear Stearns

International Trading Limited ...

OR (b) If dealing for discretionary client(s), name of

fund management organisation

(6) Reason for disclosure (Note 2)

(a) associate of (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain...
....

....
....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above....................
....

(Also print name of signatory) James Step

Telephone and extension number 020 7516 5310

-------------------------------------.

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

Bear Stearns International Trading Limited is the beneficial owner of 703,267 Wembley Plc ordinary shares. 700,000 of these shares are held to hedge Contract for Differences ("CFD") or Equity Swap positions for clients.

A long CFD is a product where the client to whom the product is sold is taking a long economic interest in

the underlying share price such that the client can realize a gain if the price of the underlying securities rises above the reference price.

An Equity Swap is a product where an agreement between two counterparties sees one party receive the return on an asset from the other party and makes a payment to the other party based on a fixed or floating rate of interest. The return can be either the price return or the total return (I.E. Including dividends).

The control of voting rights in relation to the underlying shares used to hedge the stock are wholly owned by Bear Stearns International Trading Limited.

The CFD contracts are open-ended and there is no rollover into new contracts.

Product Name	Type	Date Executed	Maturity Date	BSIT Buy/Sell	Underlying Number of Shares	Reference Price	CCY
Wembley Plc	Long Equity Swap	6-May-04	11-May-05	BUY	400,000	8.6129	GBP
Wembley Plc	Long Equity Swap	6-May-04	11-May-05	BUY	100,000	8.6129	GBP
Wembley Plc	Long Equity Swap	13-May-04	11-May-05	BUY	100,000	8.6129	GBP
Wembley Plc	Long Equity Swap	17-June-04	11-May-05	BUY	100,000	8.51275	GBP
			700,000				

This information is provided by RNS
The company news service from the London Stock Exchange

END

DCCZGGMVLRFGDZG.

Document RNS0000020040618e06i0015p

REG-BLB Investors L.L.C. Offer Update (WMY.L).

270 words
7 June 2004
06:26
Regulatory News Service
English
(c) 2004

The availability of the Offer to Wembley Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, copies of this announcement and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

The Offer in the United States is made solely by BLB Acquisition, and neither J.P. Morgan plc nor any of its respective affiliates is making the Offer in the United States.

JPMorgan, which is regulated by the Financial Services Authority in the United Kingdom, is acting for BLB Investors and no one else in connection with the Offer and will not be responsible to anyone other than BLB Investors for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer or any matters referred to in this document.

This information is provided by RNS
The company news service from the London Stock Exchange

END

OUPQKPKQCBKDDAK.

Document RNS0000020040607e0670008p

REG-Merrill Lynch(EMM) EMM Disclosure (WMY.L) (MKS.L).

257 words
3 June 2004
09:50
Regulatory News Service
English

RNS Number:3734Z Merrill Lynch International 03 June 2004

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM	Merrill Lynch International
Date of disclosure	03 June 2004
Date of dealing	02 June 2004
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies: 02 June 2004 Wembley PLC - Common Marks & Spencer Group Plc - Common AMENDMENT state which element(s) of previous disclosure was incorrect: In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price. For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring.

END

EMMQKNKQKBKDCAK.

Document RNS0000020040603e0630025u

REG-Merrill Lynch(EMM) EMM Disclosure (WMY.L) (MKS.L).

257 words
18 June 2004
10:41
Regulatory News Service
English
(c) 2004

RNS Number:9142Z Merrill Lynch International 18 June 2004

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM	Merrill Lynch International
Date of disclosure	18 June 2004
Date of dealing	17 June 2004
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies: 17 June 2004 Wembley PLC - Common Marks & Spencer Group Plc - Common AMENDMENT state which element(s) of previous disclosure was incorrect: In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price. For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMQKFKQDBKDKAD.

Document RNS0000020040618e06i002uy

REG-Lehman Bros Int Eu Rule 8 - Wembley PLC (WMY.L).

442 words
18 June 2004
10:45
Regulatory News Service
English
(c) 2004

RNS Number:9138Z Lehman Bros.International Euro 18 June 2004

Date of Disclosure 18th June 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17th June 2004

Dealing in Wembley plc (name of company)

1) Class of securities (eg ordinary shares) Ordinary

2) Amount bought	Amount sold	Price per unit (£)
1,500,000	14,555	8.55

3) Resultant total of the same class owned or controlled

(and percentage of class) 1,484,445 (4.27%)

4) Party making disclosure Lehman Brothers International (Europe)

5) EITHER (a) Name of purchaser/vendor (Note 1) £

Lehman Brothers International (Europe)

OR (b) if dealing for discretionary client(s), name of fund management organisation

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Jane Regan

Telephone and extension number 020-7102 2083

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company

or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative

transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade

should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant

security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

REG-Merrill Lynch(EMM) EMM Disclosure (MKS.L) (WMY.L).

257 words
21 June 2004
10:25
Regulatory News Service
English
(c) 2004

RNS Number:9538Z Merrill Lynch International 21 June 2004

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM	Merrill Lynch International
Date of disclosure	21 June 2004
Date of dealing	18 June 2004
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies: 18 June 2004 Wembley PLC - Common Marks & Spencer Group Plc - Common AMENDMENT state which element(s) of previous disclosure was incorrect: In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price. For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMQKDKBDBKDQAB.

Document RNS0000020040621e06l002uw

REG-Wembley PLC (WMY.L) Holding(s) in Company.

80 words
21 June 2004
17:17
Regulatory News Service
English
(c) 2004

RNS Number:9915Z Wembley PLC 21 June 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today, that as at 17 June 2004, Credit Suisse First Boston no longer have a notifiable interest in the ordinary shares for the purposes of section 198 of the Companies Act 1985.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKDKDFBKDQAB.

Document RNS0000020040621e06l006mx

REG-Wembley PLC (WMY.L) Holding(s) in Company.

81 words
21 June 2004
17:19
Regulatory News Service
English

RNS Number:9916Z Wembley PLC 21 June 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification on 21 June 2004, that on 17 June 2004 Lehman Brothers International (Europe) had an interest of 2,985,445 shares, representing approximately 8.59% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKDKDFBKDOAB.

Document RNS0000020040621e06l006pp

REG-Merrill Lynch(EMM) EMM Disclosure (MKS.L) (WMY.L).

257 words
22 June 2004
11:11
Regulatory News Service
English

RNS Number:0100A Merrill Lynch International 22 June 2004

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM	Merrill Lynch International
Date of disclosure	22 June 2004
Date of dealing	21 June 2004
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies: 21 June 2004 Wembley PLC - Common Marks & Spencer Group Plc - Common AMENDMENT state which element(s) of previous disclosure was incorrect: In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price. For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMQKBKDBBKDKAB.

Document RNS0000020040622e06m002qb

REG-Wembley PLC (WMY.L) Holding(s) in Company (DBKGn.DE).

79 words
22 June 2004
11:42
Regulatory News Service
English
(c) 2004

RNS Number:0113A Wembley PLC 22 June 2004

Wembley Plc ("the Company")

The Company has today been informed that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 3,747,267 ordinary shares in Wembley Plc, representing 10.78% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKBKQBBKDDAB.

Document RNS0000020040622e06m0035x

REG-Merrill Lynch(EMM) EMM Disclosure (MKS.L) (WMY.L).

257 words
23 June 2004
11:26
Regulatory News Service
English

RNS Number:0586A Merrill Lynch International 23 June 2004

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM	Merrill Lynch International
Date of disclosure	23 June 2004
Date of dealing	22 June 2004
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies: 22 June 2004 Wembley PLC - Common Marks & Spencer Group Plc - Common AMENDMENT state which element(s) of previous disclosure was incorrect: In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price. For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMQKNKBBBKDAAB.

Document RNS0000020040623e06n003h3

REG-CSFB Equities Ltd Rule 8 - Wembley (WMY.L).

1,112 words
23 June 2004
16:55
Regulatory News Service
English
(c) 2004

RNS Number:0846A CSFB Equities Ltd 23 June 2004

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

23 June 2004..........................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

17 June 2004.............................

Dealing in (name of company)

Wembley Plc..........................

1. Class of securities (eg ordinary shares)

Ordinary Shares.................

2.

Amount bought	Amount sold	Price per unit
	750,000	8.50
	801,420	8.50

3. Resultant total of the same class owned or controlled (and percentage of class)

0 .... 0%

4. Party making disclosure

Credit Suisse First Boston Equities Ltd

5. EITHER (a) Name of purchaser / vendor (Note 1)

Credit Suisse First Boston Equities Ltd

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

Bal Shergill

Telephone and Extension number

020 788 82297

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer. Without prejudice to the generality of the foregoing, the term associate will normally include the following:-

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling£, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8) Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

£ The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

DCCSEDFWDSLSEIM.

Document RNS0000020040623e06n00798

REG-Cater Allen Intl Ltd Rule 8 - Wembley PLC (WMY.L).

620 words
23 June 2004
17:32
Regulatory News Service
English

RNS Number:0860A Cater Allen International Limited 23 June 2004

Date of Disclosure 23RD JUNE 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22ND JUNE 2004

Dealing in WEMBLEY PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY SHARES

2) Amount bought Amount sold Price per unit

697,500 8.575

3) Resultant total of the same class owned or controlled

(and percentage of class) 0.00 (0.00%)

4) Party making disclosure CATER ALLEN INTERNATIONAL LIMITED

5) EITHER (a) Name of purchaser/vendor (Note 1) CATER ALLEN INTERNATIONAL LIMITED

OR (b) if dealing for discretionary client(s), name of fund management organisation

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) MATTHEW HILL

Telephone and extension number 020 7756 6170

Form 8 Enclosure

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company

or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative

transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade

should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant

security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk. Cater Allen International is the beneficial owner of 0.00 ordinary shares of Wembley Plc, all of which are held to hedge Total Return Swaps (TRS') positions for clients.

A Total Return Swap is a product used by clients to finance long positions. They have a fixed maturity date but at the time of maturity there may be an extension to the terms of the trade. The client will sell their position to CAIL for which they will receive the current market price. The Client will then receive money if the

price of the share sold increases above the sale price or pay money if it falls. In addition the client will pay an agreed rate of interest on the money received.

The following Total Return Swaps were executed;

Date Executed	Underlying number of shares	Reference Price	CAIL Buy or Sell Performance	Maturity Date	Product Type
Total	0.00				

Closed out TRS's

Date Executed	Underlying number of shares	Reference Price	Product Type	Close out price
22/06/04	697,500	8.885	TRS	8.575
	697,500			

This information is provided by RNS
The company news service from the London Stock Exchange

END DCCFJMPTMMMTBTI.

Document RNS0000020040623e06n007pt

REG-Wembley PLC (WMY.L) Holding(s) in Company.

91 words
24 June 2004
15:15
Regulatory News Service
English
(c) 2004

RNS Number:1255A Wembley PLC 24 June 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today, that as at 22 June 2004, Credit Suisse First Boston increased its interest in the Company and as a result has an interest in 1,103,500 shares (being equivalent to approximately 3.21% of the issued Share Capital of the Company)

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKQKDABKDDAB.

Document RNS0000020040624e06o0069g

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

109 words
24 June 2004
15:15
Regulatory News Service
English
(c) 2004

RNS Number:1258A Wembley PLC 24 June 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of share options it has 34,765,642 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RTTSEDFMLSLSEFM.

Document RNS0000020040624e06o0069i

REG-Merrill Lynch(EMM) EMM Disclosure (MKS.L) (WMY.L).

257 words
30 June 2004
11:01
Regulatory News Service
English

RNS Number:3020A Merrill Lynch International 30 June 2004

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM	Merrill Lynch International
Date of disclosure	30 June 2004
Date of dealing	29 June 2004
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies: 29 June 2004 Wembley PLC - Common Marks & Spencer Group Plc - Common AMENDMENT state which element(s) of previous disclosure was incorrect: In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price. For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMQKKKKBBKDKAN.

Document RNS0000020040630e06u003bk

REG-Wembley PLC (WMY.L) Holding(s) in Company.

74 words
30 June 2004
12:05
Regulatory News Service
English
(c) 2004

RNS Number:3061A Wembley PLC 30 June 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has received notification that, as of 25 June 2004 Cater Allen International Limited (CAIL) has an interest in 4.06% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKKKKNBKDKAN.

Document RNS0000020040630e06u00462

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

109 words
30 June 2004
14:31
Regulatory News Service
English
(c) 2004

RNS Number:3264A Wembley PLC 30 June 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of share options it has 34,770,520 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RTTSDAFISSLSEEM.

Document RNS0000020040630e06u005k8

REG-Merrill Lynch(EMM) EMM Disclosure (MKS.L) (WMY.L).

257 words
1 July 2004
10:31
Regulatory News Service
English
(c) 2004

RNS Number:3710A Merrill Lynch International 01 July 2004

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM	Merrill Lynch International
Date of disclosure	01 July 2004
Date of dealing	30 June 2004
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies: 30 June 2004 Wembley PLC - Common Marks & Spencer Group Plc - Common AMENDMENT state which element(s) of previous disclosure was incorrect: In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price. For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring.

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMQKDKNDBKDKOK.

Document RNS0000020040701e071002st

REG-BLB Investors L.L.C. Offer Lapsed (WMY.L).

654 words
5 July 2004
06:45
Regulatory News Service
English
(c) 2004

RNS Number:4734A BLB Investors L.L.C. 05 July 2004

BLB Investors L.L.C.

5th July, 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

BLB INVESTORS, L.L.C.

LAPSE OF THE CASH OFFER FOR WEMBLEY PLC

On 20th April, 2004, the management committee of BLB Investors and the Wembley Board announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors, to be made by JPMorgan on behalf of BLB Acquisition and, inside the United States, by BLB Acquisition. The Offer Document was posted to Wembley Shareholders on 1st May, 2004.

It was a condition of the Offer (the Acceptance Condition) that BLB Acquisition received valid acceptances of the Offer by 3.00 p.m. (London time) on 3rd July, 2004 in respect of not less that 90 per cent. in nominal value of the Wembley shares to the Offer related.

As at 3.00 p.m. (London time) on 3rd July, 2004, valid acceptances of the Offer had been received in respect of 21,164,584 Wembley Shares, representing approximately 78.3 per cent. of the shares to which the Offer related.

BLB Acquisition has decided not to extend the Offer. The level of acceptances received as at 3rd July, 2004 did not satisfy the Acceptance Condition and the Offer has therefore lapsed and is no longer available for acceptance.

BLB Acquisition believes that among other things, since the posting of the Offer Document, the political environment in which the Lincoln Park Business operates has become highly uncertain.

Commenting today, Jeff Dishner of BLB Acquisition said:

"We are clearly disappointed at this outcome. However, BLB Acquisition remains a 22 per cent. shareholder in Wembley and is committed to working with Wembley to maximise shareholder value over the long term."

Enquiries:

Tulchan Communications Tel: +44 (0) 20 7353 4200 Andrew Honnor. Prior to the announcement of the Offer, BLB Acquisition had acquired 7,732,500 Wembley Shares from Active Value (representing approximately 22.2 per cent. of Wembley's issued share capital), all at a price of 800 pence for each

Wembley Share. Accordingly, as at 3.00 p.m. (London time) on 3rd July, 2004, BLB Acquisition had either acquired or received valid acceptances of the Offer in respect of 28,897,084 Wembley Shares representing approximately 83.1 per cent. of the existing issued share capital of Wembley.

Save as disclosed in this announcement or in the Offer Document, neither BLB Investors nor any persons acting or deemed to be acting in concert with BLB Investors held any Wembley Shares (or rights over any Wembley Shares) prior to the Offer Period and neither BLB Investors nor any persons acting or deemed to be acting in concert with BLB Investors have acquired or agreed to acquire any Wembley Shares (or rights over any Wembley Shares) since the commencement of the Offer Period.

Terms defined in the Offer Document bear the same meanings herein.

The Offer was not made, directly or indirectly, in or into Australia, Canada or Japan and the Offer was not capable of acceptance from or within Australia, Canada or Japan. Accordingly, copies of this announcement and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.

The Offer in the United States was made solely by BLB Acquisition, and neither JPMorgan nor any of its respective affiliates was making the Offer in the United States.

END

OLAQKPKPKBKKPOK.

Document RNS0000020040705e075000gp

REG-Takeover Panel Disclosure Table.

461 words
5 July 2004
07:02
Regulatory News Service
English
(c) 2004

RNS Number:4759A Takeover Panel 05 July 2004

TAKEOVER PANEL DISCLOSURE TABLE

Enquiries on contents of list to:

Lee Mann or Craig Andrews: Telephone Number: 020 7638 0129

Dealings should be disclosed to a Regulatory Information Service. A copy should also be faxed or emailed to the Panel's Monitoring Section on 020 7236 7013 or monitoring@disclosure.org.uk

Regulatory Information Services:

Business Wire Regulatory Disclosure 020 7626 1982
Hugin Announce 0870 730 0046
Pimswire 020 7354 7000

PR Newswire Disclosure 020 7490 8111
RNS 020 7797 4400

Waymaker 01494 797 250

- = Disclosure of dealings in the securities of this company is NOT required

under Rule 8.1, Rule 8.2, Rule 8.3 or Rule 38.5.

The following are today's amendments to the Disclosure Table:

ADDITIONS

None

DELETIONS

OFFEREE: Wembley Plc
OFFEROR: BLB Investors L.L.C.*

DISCLOSURE TABLE

OFFEREE: Airbath Group Plc

OFFEROR:

OFFEREE: Alvis Plc
OFFEROR: BAE Systems Plc*

OFFEREE: Aston Villa Plc
OFFEROR: Ray Ranson

OFFEREE: Bank Restaurant Group Plc

OFFEROR:

OFFEREE: BFS Managed Properties Limited
OFFEROR: HR Properties Limited*

OFFEREE: Bidcorp Plc
OFFEROR: Bid Services Division (UK) Ltd (a wholly-owned subsidiary of The Bidvest Group Ltd)*

OFFEREE: Cambridge Mineral Resources Plc OFFEROR:.

OFFEREE: Cazenove Group Plc

OFFEROR:

OFFEREE: Celltech Group Plc
OFFEROR: UCB S.A.*

OFFEREE: DFS Furniture Company Plc
OFFEROR: Graham Kirkham, Executive Chairman

OFFEREE: Diagonal Plc
OFFEROR: Microgen Plc

OFFEREE: Drew Scientific Group plc
OFFEROR: Escalon Medical Corp.

OFFEREE: Dynamic Commercial Finance Plc
OFFEROR: Enterprise London Limited

OFFEREE: Egg Plc

OFFEROR:

OFFEREE: Estates & Agency Holdings Plc
OFFEROR: The Endeavour Trust Limited *

OFFEREE: Estates & General Plc
OFFEROR: Winten Limited*

OFFEREE: Eurocopy Plc
OFFEROR: IOT Limited*

OFFEREE: Gaming International Plc
OFFEROR: Management Team

OFFEREE: GeneMedix Plc

OFFEROR:

OFFEREE: Gowrings Plc

OFFEROR:

OFFEREE: Hampton Trust Plc

OFFEROR:

OFFEREE: Headway Plc

OFFEROR:

OFFEREE: Integrated Dental Holdings Plc
OFFEROR: Diverse Holdings Ltd*

OFFEREE: Inter-Alliance Group Plc
OFFEROR: Millfield Group Plc

OFFEREE: Marks and Spencer Group Plc
OFFEROR: Revival Acquisitions Ltd

OFFEREE: Mezzanine Group Plc
OFFEROR: Management Team (Mr Roddy Sutherland and Mr Marios Georgallides)

OFFEREE: Millfield Group Plc
OFFEROR: Inter-Alliance Group Plc

OFFEREE: Paramount Plc
OFFEROR: Parties connected with management

OFFEREE: Peel Holdings Plc
OFFEROR: Peel Acquisitions Ltd*

OFFEREE: Photo-Scan Plc

OFFEROR:

OFFEREE: PPL Therapeutics Plc
OFFEROR: Innovation Development Limited*

OFFEREE: Queens Moat Houses Plc
OFFEROR: Whitehall Funds

OFFEREE: Smith WH Plc
OFFEROR: Permira

OFFEREE: St Mark Homes Capital Plc
OFFEROR St Mark Homes II Plc

OFFEREE: Tetronics Ltd
OFFEROR: Baches Plc

OFFEREE: Tibbett & Britten Group Plc
OFFEROR: Exel Plc*

OFFEREE: Wintrust Plc
OFFEROR: Singer & Friedlander Group Plc*

OFFEREE: Yates Group Plc
OFFEROR: Thorium Plc *

This information is provided by RNS
The company news service from the London Stock Exchange

END

TABRAMPTMMMMMBI.

Document RNS0000020040705e075000mf

REG-Wembley PLC (WMY.L) re BLB Offer.

120 words
5 July 2004
08:47
Regulatory News Service
English
(c) 2004

RNS Number:4787A Wembley PLC 05 July 2004

Wembley plc Re BLB Offer

The Board of Wembley notes the announcement made this morning by BLB Investors, L.L.C that it has lapsed its offer for Wembley plc, notwithstanding that it acquired or received valid acceptances representing 83.1% of Wembley plc's share capital.

The Board of Wembley will make a further, more detailed announcement, as soon as practicable, but wishes to make clear that trading remains in line with its expectations.

5 July 2004

Enquiries

College Hill

Matthew Smallwood Tel: 020 7457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCSSISUISLSELW.

Document RNS0000020040705e075001uq

REG-Wembley PLC (WMY.L) Update.

1,245 words
6 July 2004
10:30
Regulatory News Service
English
(c) 2004

RNS Number:5390A Wembley PLC 06 July 2004

Wembley plc

("Wembley" or the "Company")

Update

BLB Offer and regulatory update

On 5 July 2004, BLB Investors, L.L.C ("BLB") announced that it was lapsing its offer for Wembley, notwithstanding that it had acquired or received valid acceptances representing 83.1% of Wembley's share capital. In particular, BLB stated that "the political environment in which the Lincoln Park Business operates has become highly uncertain."

As reported in Wembley's 2003 Annual Report and Accounts, a State sponsored Gaming Commission had been set up to study the potential impact of a casino in Rhode Island and, in Spring 2003, recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow such a casino in the State. To this end, a consortium comprising Harrah's Entertainment, Inc. and the Narragansett Indians has been lobbying intensively for such a referendum. The Governor of Rhode Island has recently vetoed legislation that would allow the casino proposal to be voted on in a public referendum. However, authorisation for such a referendum could still occur in mid-July 2004 if the legislature over-rides the Governor's veto. Any referendum would then be held in November this year.

Should a referendum in respect of this casino proposal ultimately take place, there is no certainty that it would be approved by the public. The Harrah's consortium is seeking a considerably more favourable tax structure than that imposed upon Lincoln Park, which many believe will have a detrimental impact on the finances of the State of Rhode Island. Even if the significant hurdles facing the Harrah's consortium are overcome and the referendum is eventually passed, management believes there is unlikely to be any significant impact on the Lincoln Park business until the new casino becomes operational several years from now. The Rhode Island legislature has approved the State budget for the forthcoming year, although this has also been vetoed by the Governor. The budget mandates that Lincoln Park will receive 28.85% of video lottery terminal ("VLT") revenues generated at Lincoln Park in the year commencing 1 July 2004, up from the 27.0% received for 2003/4. However, under a one-year agreement that comes into effect upon the final approval of the State's budget for the forthcoming year and the inclusion within it of no less than a 28.85% share of VLT revenues for Lincoln Park, Lincoln Park will now be responsible for funding the greyhound owners operating at the track. If the BLB transaction had been concluded, with effect from 1 July 2004, Lincoln Park would have still received a net 27.0% of VLT revenues, following a 1.85% contribution to the greyhound owners. However, in the absence of such a transaction, the amount that the greyhound owners receive increases to 2.85%, with Lincoln Park retaining a net 26.0%.

Trial update

Although a definitive date for the trial has yet to be determined, the Board anticipates that it will commence in the second half of September 2004.

On 27 January 2004, Wembley announced that agreement had been reached with the US Attorney in Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment issued in September 2003, the maximum aggregate fine that would be sought is $8m. This amount has since been

transferred into an escrow account.

If Lincoln Park Inc, which is the indicted entity, is found guilty at trial, it runs the risk of having the terms of the licence to operate VLTs adversely affected or possibly withdrawn. Such risks were described more fully in the 2003 Annual Report and Accounts. The Board will evaluate all possible steps to mitigate this risk as far as possible.

The Board remains of the view that the allegations are without foundation and they will be vigorously defended at trial. Trading update

US gaming:

The US gaming division has produced a strong underlying performance in the first half of the year, with both Lincoln Park and the Colorado businesses trading in line with expectations.

The weekly revenue from the VLTs, which is the key performance indicator of the Lincoln Park business, averaged $5.77m in the first half of 2004, up 14.5% on the corresponding period in 2003 ($5.04m). This included a new record weekly VLT drop of $6.54m in the week ended 5 June 2004, compared to a high in the first half of 2003 of $5.67m.

This growth has been achieved through the introduction of additional VLTs in both 2003 and 2004. The average number of VLTs in the facility during the first half of 2003 was 2,049, compared to an average of 2,423 so far in 2004. The total number of VLTs currently operating within the facility is 2,513. Management will investigate ways of introducing the balance of 487 VLTs into the current building during the second half of this year, thereby bringing the total number of VLTs up to the maximum permitted of 3,000. The incremental cost in the period of operating these additional VLTs has been in the region of $1.0m.

The growth in VLT revenue has more than compensated for the previously announced reduction in Lincoln Park's share of VLT revenues, which reduced from 30.5% to 27% on 1 July 2003.

UK gaming:

Following a difficult year in 2003, trading in Wembley's UK gaming business has returned to more acceptable levels.

Management's decision to sell the loss-making Catford track for £7.5m and revert back to the more traditional three race nights per week at Wimbledon has brought the UK gaming business back on track, with results broadly 40% up on the corresponding period of 2003.

Exchange rate movement:

The continuing strength of sterling against the US dollar in 2004 will adversely affect the disclosed results for 2004. The average for the period was £1:$1.82 (2003: £1:$1.61). This will reduce the reported US profits by around 12% compared to 2003.

Acquisition costs:

The costs to Wembley of the proposed acquisition of the Group are estimated to be in the region of £6.0m. This includes a break-fee of £3.0m paid to MGM MIRAGE as a result of their decision not to pursue the acquisition of Wembley following the Board's recommendation of the increased BLB Offer.

Dividend:

In light of current trading and the significantly positive cash position of Wembley, the Company intends to return to its normal dividend policy. This may include the consideration of an additional payment during 2004 in lieu of the final dividend for 2003 that was not paid following the announcement of the proposed sale to MGM MIRAGE on 27 January 2004.

Wembley will shortly announce the date for the reporting of its 2004 Interim results.

Claes Hultman, Chairman and Chief Executive of Wembley commented:

"Wembley is a well run, profitable and highly cash-generative business with a strong balance sheet. The fact that Wembley attracted so much interest in its assets prior to BLB's bid serves to emphasise this point.

The Board remains committed to maximising value for Wembley shareholders."

6 July 2004

Enquiries

College Hill

Matthew Smallwood Tel: 020 7457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCZGGGNMVRGDZM.

Document RNS0000020040706e076002xo

REG-ING Bank N.V. London Rule 8 - Wembley PLC (WMY.L).

444 words
6 July 2004
14:37
Regulatory News Service
English

RNS Number:5558A ING Bank N.V. London Branch 6 July 2004

Date of Disclosure 6 JULY 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 5 JULY 2004

Dealing in WEMBLEY PLC (name of company)

1) Class of securities (eg ordinary shares) ORDINARY SHARES

2) Amount bought Amount sold Price per unit

Amount bought	Amount sold	Price per unit
-	66,750	550.4352

3) Resultant total of the same class owned or controlled

(and percentage of class) 583,250 (1.70%)

4) Party making disclosure ING BANK N.V. LONDON BRANCH

5) EITHER (a) Name of purchaser/vendor (Note 1) ING BANK N.V.
OR (b) if dealing for discretionary client(s), name of fund management organisation

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) -

If category (8), explain -

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) IAN DOUGLAS

Telephone and extension number 020 7767 5130

Note 1. Specify owner, not nominee or vehicle company. If relevant, also

identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company

or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative

transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade

should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant

security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END DCCRFMATMMBMBRI.

Document RNS0000020040706e076005bp

REG-BearStearns IntTrad Rule 8 - Wembley PLC (WMY.L).

753 words
7 July 2004
10:24
Regulatory News Service
English
(c) 2004

RNS Number:5831A Bear Stearns Intl. Trading Ltd 07 July 2004

FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure, 7 July 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing, 6 July 2004

Dealing in, Wembley Plc

(1) Class of securities (eg ordinary shares) Ordinary Shares

(2)

Amount bought	Amount sold	Price per unit
22,760		GBP 565
	5,000	GBP 558

In addition, Bear Stearns International Trading Limited has undertaken certain CFD and Swap transactions (See below).

(3) Resultant total of the same class owned or controlled

(and percentage of class) 721,027 (2.07%)

(4) Party making disclosure Bear Stearns International Trading Limited.

(5) EITHER (a) Name of purchaser/vendor (Note 1) Bear Stearns

International Trading Limited ...

OR (b) If dealing for discretionary client(s), name of fund

management organisation

(6) Reason for disclosure (Note 2)

(a) associate of (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain..

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above....................

(Also print name of signatory) Stephen Noone

Telephone and extension number 020 7516 6625

--------------------------------------.

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

Bear Stearns International Trading Limited is the beneficial owner of 721,027 Wembley Plc ordinary shares. 700,000 of these shares are held to hedge Contract for Differences ("CFD") or Equity Swap positions for clients.

A long CFD is a product where the client to whom the product is sold is taking a long economic interest in the underlying share price such that the client can realize a gain if the price of the underlying securities rises above the reference price.

An Equity Swap is a product where an agreement between two counterparties sees one party receive the return on an asset from the other party and makes a payment to the other party based on a fixed or floating rate of interest. The return can be either the price return or the total return (I.E. Including dividends).

The control of voting rights in relation to the underlying shares used to hedge the stock are wholly owned by Bear Stearns International Trading Limited.

The CFD contracts are open-ended and there is no rollover into new contracts.

Product Name	Type	Date Executed	Maturity Date	BSIT Buy/Sell	Underlying Number of Shares	Reference Price	CCY
Wembley Plc	Long Equity Swap	6-May-04	11-May-05	BUY	400,000	8.6129	GBP
Wembley Plc	Long Equity Swap	6-May-04	11-May-05	BUY	100,000	8.6129	GBP
Wembley Plc	Long Equity Swap	13-May-04	11-May-05	BUY	100,000	8.6129	GBP
Wembley Plc	Long Equity Swap	17-June-04	11-May-05	BUY	100,000	8.51275	GBP
					700,000		

This information is provided by RNS
The company news service from the London Stock Exchange

END

DCCEAFXXEAELEFE.

Document RNS0000020040707e0770030e

REG-Wembley PLC (WMY.L) Holding(s) in Company.

91 words
8 July 2004
12:18
Regulatory News Service
English
(c) 2004

RNS Number:6390A Wembley PLC 08 July 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today, that as at 5 July 2004, Credit Suisse First Boston increased its interest in the Company and as a result has an interest in 1,603,500 shares (being equivalent to approximately 4.67% of the issued Share Capital of the Company)

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKFKDNBKDAOK.

Document RNS0000020040708e078003xs

REG-Wembley PLC (WMY.L) Holding(s) in Company.

81 words
8 July 2004
12:19
Regulatory News Service
English

RNS Number:6391A Wembley PLC 08 July 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification on 8 July 2004, that on 5 July 2004 Lehman Brothers International (Europe) had an interest of 2,350,395 shares, representing approximately 6.84% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKFKDNBKDOOK.

Document RNS0000020040708e078003xt

REG-Wembley PLC (WMY.L) Holding(s) in Company.

91 words
9 July 2004
12:49
Regulatory News Service
English

RNS Number:6876A Wembley PLC 09 July 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today, that as at 6 July 2004, Credit Suisse First Boston increased its interest in the Company and as a result has an interest in 2,103,500 shares (being equivalent to approximately 6.12% of the issued Share Capital of the Company)

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKCKQNBKDOOK.

Document RNS0000020040709e079004ed

REG-Wembley PLC (WMY.L) Holding(s) in Company.

81 words
9 July 2004
12:50
Regulatory News Service
English
(c) 2004

RNS Number:6877A Wembley PLC 09 July 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification on 9 July 2004, that on 6 July 2004 Lehman Brothers International (Europe) had an interest of 1,823,445 shares, representing approximately 5.3% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKCKQNBKDFOK.

Document RNS0000020040709e079004ef

REG-Wembley PLC (WMY.L) Holding(s) in Company.

77 words
12 July 2004
11:19
Regulatory News Service
English
(c) 2004

RNS Number:7304A Wembley PLC 12 July 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification that on 8 July 2004 Lehman Brothers International (Europe) had an interest of 1,179,195 ordinary shares, representing 3.4% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKBKDBBKDOOD.

Document RNS0000020040712e07c003bh

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

109 words
13 July 2004
07:04
Regulatory News Service
English
(c) 2004

RNS Number:7693A Wembley PLC 13 July 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of share options it has 34,775,196 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RTTSFESADSLSESW.

Document RNS0000020040713e07d000b5

REG-Wembley PLC (WMY.L) Holding(s) in Company (DBKGn.DE).

79 words
13 July 2004
12:55
Regulatory News Service
English
(c) 2004

RNS Number:7928A Wembley PLC 13 July 2004

Wembley Plc ("the Company")

The Company has today been informed that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 3,315,517 ordinary shares in Wembley Plc, representing 9.54% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKNKPNBKDBOD.

Document RNS0000020040713e07d003mm

REG-Wembley PLC (WMY.L) Holding(s) in Company.

86 words
13 July 2004
12:56
Regulatory News Service
English
(c) 2004

RNS Number:7929A Wembley PLC 13 July 2004

Wembley Plc ("the Company")

The Company has today been informed that as of close of business 8 July, 2004, The Goldman Sachs Group, Inc and its subsidiaries have a notifiable interest in 1,033,605 ordinary shares in Wembley Plc, representing 2.97% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKNKPNBKDQOD.

Document RNS0000020040713e07d003mn

REG-Wembley PLC (WMY.L) Holding(s) in Company (DBKGn.DE).

84 words
15 July 2004
12:44
Regulatory News Service
English
(c) 2004

RNS Number:8872A Wembley PLC 15 July 2004

Wembley Plc ("the Company")

The Company has today been informed that as of 13 July 2004, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 2,274,067 ordinary shares in Wembley Plc, representing 6.54% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKPKQNBKDDOD.

Document RNS0000020040715e07f004s9

REG-Wembley PLC (WMY.L) Holding(s) in Company.

72 words
16 July 2004
15:28
Regulatory News Service
English
(c) 2004

RNS Number:9511A Wembley PLC 16 July 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has received notification that, as of 15 July 2004 Lehman Brothers International (Europe) no longer has a notifiable interest in the ordinary shares of Wembley Plc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKAKBABKDAOD.

Document RNS0000020040716e07g005yr

REG-Wembley PLC (WMY.L) Holding(s) in Company.

86 words
16 July 2004
15:30
Regulatory News Service
English
(c) 2004

RNS Number:9515A Wembley PLC 16 July 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 1,217,483 ordinary shares in Wembley Plc, representing 3.50% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLQKAKBABKDFOD.

Document RNS0000020040716e07g005yt

REG-Wembley PLC (WMY.L) Holding(s) in Company.

71 words
21 July 2004
14:07
Regulatory News Service
English
(c) 2004

RNS Number:0893B Wembley PLC 21 July 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification that on 15 July 2004 Lehman Brothers International (Europe) had an interest in the ordinary shares of the company that falls below 3%.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKDKKPBKDPOB.

Document RNS0000020040721e07l005hc

REG-Wembley PLC (WMY.L) Re. Court Case.

134 words
28 July 2004
07:01
Regulatory News Service
English
(c) 2004

RNS Number:2966B Wembley PLC 28 July 2004

Wembley plc ("the Company" or "Wembley")

Re: Court Case

Further to the statement made by the Company on 6 July 2004, and in an effort to ensure that shareholders are kept appropriately informed, Wembley announces that the Federal Court in Rhode Island yesterday entered an order rescheduling the trial of the Lincoln Park subsidiary and the two former executives until the Court's January 2005 trial calendar. A definitive date for the start of the trial has not been set.

The Company will keep shareholders updated on any further developments.

28 July 2004

Enquiries:

College Hill 020 7457 2020

Matthew Smallwood

END

MSCDVLBLZDBEBBV.

Document RNS0000020040728e07s000ru

REG-Wembley PLC (WMY.L) Holding(s) in Company (DBKGn.DE).

84 words
30 July 2004
14:13
Regulatory News Service
English

RNS Number:4571B Wembley PLC 30 July 2004

Wembley Plc ("the Company")

The Company has today been informed that as of 28 July 2004, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,927,567 ordinary shares in Wembley Plc, representing 5.54% of the issued share capital of the Company.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLQKKKDPBKDKON.

Document RNS0000020040730e07u0048t

REG-Wembley PLC (WMY.L) Holding(s) in Company.

86 words
30 July 2004
14:14
Regulatory News Service
English
(c) 2004

RNS Number:4573B Wembley PLC 30 July 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 1,995,033 ordinary shares in Wembley Plc, representing 5.74% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END HOLQKKKDPBKDBON.

Document RNS0000020040730e07u0048u

REG-Wembley PLC (WMY.L) Notice of Results.

72 words
11 August 2004
16:40
Regulatory News Service
English

RNS Number:8845B Wembley PLC 11 August 2004

WEMBLEY PLC Notification of Results

Wembley plc will be announcing interim results for the six months ended 30 June 2004 on Thursday, 2 September 2004.

11 August 2004

ENQUIRIES:

College Hill Tel: 020 7457 2020

Matthew Smallwood Justine Warren

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORGUUMWRUPCGMG.

Document RNS0000020040811e08b007hh

REG-Wembley PLC (WMY.L) Holding(s) in Company.

88 words
18 August 2004
12:39
Regulatory News Service
English
(c) 2004

RNS Number:0976C Wembley PLC 18 August 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that as of close of business 16th August, 2004, Citigroup Global Markets UK Equity Limited have an interest of 1,183,404 ordinary shares in Wembley Plc, representing 3.40% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKFKNNBKDOFD.

Document RNS0000020040818e08i004v1

REG-Wembley PLC (WMY.L) Update re - Referendum.

170 words
18 August 2004
15:51
Regulatory News Service
English
(c) 2004

RNS Number:1106C Wembley PLC 18 August 2004

Wembley plc

("Wembley" or the "Group")

Update re: Referendum

Further to the announcement issued by the Group on 6 July 2004, it has been decided that there will be no referendum put to the Rhode Island electorate in the November 2004 state election to determine whether a consortium of Harrah's Entertainment and the Narragansett Indians should be permitted to open a casino in Rhode Island. This is as a result of rulings by the Rhode Island courts precluding the referendum from being put to the ballot on constitutional grounds.

It should be noted that the Harrah's consortium has publicly expressed its intent to continue efforts to develop a casino in the state.

Wembley will announce its 2004 interim results on 2 September 2004.

18 August 2004

Enquiries

College Hill

Justine Warren Tel: 020 7457 2020

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020040818e08i008kf

REG-Wembley PLC (WMY.L) Holding(s) in Company.

86 words
23 August 2004
11:37
Regulatory News Service
English
(c) 2004

RNS Number:2187C Wembley PLC 23 August 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 2,102,033 ordinary shares in Wembley Plc, representing 6.04% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020040823e08n0030e

REG-Wembley PLC (WMY.L) Holding(s) in Company.

78 words
23 August 2004
11:40
Regulatory News Service
English
(c) 2004

RNS Number:2189C Wembley PLC 23 August 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that JP Morgan Securities Limited has an interest of 1,250,823 ordinary shares in Wembley Plc, representing 3.64% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Document RNS0000020040823e08n00335

REG-Wembley PLC (WMY.L) Interim Results.

5,235 words
2 September 2004
06:33
Regulatory News Service
English

RNS Number:5232C Wembley PLC 02 September 2004

PRESS RELEASE
2 September 2004

WEMBLEY PLC ANNOUNCES INTERIM RESULTS
AND A DIVIDEND of 19.5p PER SHARE

Wembley plc ("Wembley" or "the Company"), the track-based gaming group operating in the UK and USA, today announced its interim results for the six months ended 30 June 2004.

Operating performance in both the US and UK gaming divisions was strong, although profits overall were impacted by a weak US dollar. An interim dividend of 19.5p per share was declared.

Financial highlights

	30 June 2004	30 June 2003	
Average weekly VLT revenue	$5.77m	$5.04m	+14.5%
Operating profit (before exceptional items)	£16.69m	£18.38m	-9.2%
Profit before tax	£17.63m	£18.50m	-4.7%
Earnings per share	30.6p	32.1p	-4.7%
Dividend per share	19.5p	6.5p	+200.0%

Underlying performance within the Lincoln Park, Rhode Island, business was strong, with growth of 14.5% in the average weekly video lottery terminal ("VLT ") revenue, which is the key performance indicator of this business, to $5.77m (2003: $5.04m).

Profitability of the UK gaming business increased by 43% to £2.0m (2003: £1.4m).

Operating profit (before exceptional items) in the six-month period was £16.7m. This was achieved despite a 13% depreciation in the value of the US dollar to an average rate for the first six months of £1:$1.82 (2003: £1:$1.61), which adversely affected profit by approximately £2.2m compared to the same period last year. Earnings per share at 30.6p were similarly affected.

An interim dividend of 19.5p per share (2003: 6.5p) was declared. This includes 13.0p per share in lieu of the estimated final dividend for 2003 that was not paid as a result of the anticipated sale of Wembley during 2004.

Claes Hultman, Chairman of Wembley, commented:

"The Board of directors and employees of Wembley have put the disappointment of the lapsed BLB offer behind them. Wembley remains a well run, profitable and highly cash-generative business with a strong balance sheet and good growth prospects in both its US and UK businesses. The Board remains

determined to confront the issues facing the Group, to minimise the risks that it faces and ultimately to find the best solutions for the benefit of both the Company and its shareholders.

The Wembley Board will continue to explore opportunities to maximise value within the Group, to improve the operational performance of the businesses and to generate value for shareholders from the growth opportunities within these businesses.

At Lincoln Park, management are investigating ways of introducing the balance of 457 VLTs onto the first floor of the current building to give a further boost to VLT revenues."

For further information, please contact:

Wembley plc Telephone: Today: 020 7457 2020
Thereafter: 020 8795 8003
E-mail: corporate@wembleyplc.com

Claes Hultman Chairman and Chief Executive Mark Elliott Finance Director.

College Hill Telephone: 020 7457 2020

Matthew Smallwood Justine Warren

Wembley will be hosting a conference call for analysts and investors today at 2: 30pm (BST). Interested participants should contact Jamie Ramsay at College Hill on 020 7457 2048 for details.

www.wembleyplc.com

Chairman's statement

The last 12 months have been a turbulent period for the Company and its shareholders. In particular, there was the indictment issued in Rhode Island in September 2003 and the lapse of the BLB offer to acquire the Company in July 2004. Nevertheless, Wembley has strong businesses that have been performing well and have good growth prospects.

Following the conclusion of the sale of under-performing and non-core assets in 2002, Wembley has become a focused track-based gaming group that is highly dependent upon the Lincoln Park operation in Rhode Island. The Board concluded that it would be in the best interests of shareholders to explore a possible sale of the Group. Exploratory discussions began in 2003 with a number of parties interested in acquiring some or all of the Group's assets.

In January 2004, the Board announced an agreement with MGM MIRAGE ("MGM") on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share, plus a share in a new company created to ring-fence the litigation associated with Lincoln Park. This new company would have had cash balances to meet its potential costs, including the $8.0m maximum potential fine, totalling $16.3m (equivalent to approximately 25 pence per Wembley share). Once legal proceedings had concluded, any surplus cash within the company would have been returned to shareholders.

In a subsequent auction process, BLB Investors LLC ("BLB"), which had by that stage acquired approximately 22% of Wembley's issued share capital at 800 pence per share, ultimately out-bid MGM, with a recommended offer in May to acquire all the remaining shares in the Company at 860 pence per share in cash, plus a contingent entitlement to share in any cash remaining from the $16.3m after the trial of Lincoln Park. A break-fee of £3.0m was paid at this stage to MGM. On 5 July 2004, BLB announced that it was allowing its offer for Wembley to lapse on the basis that it had failed to achieve acceptances in respect of the 90% of shares to which the offer related as required under the terms of the offer, notwithstanding that it had acquired or received valid acceptances representing 83.1% of Wembley's share capital. In addition, BLB stated that " the political environment in which the Lincoln Park business operated had become highly uncertain".

The Wembley Board will continue to explore opportunities to maximise value within the Group, to improve the operational performance of the businesses and to generate value for shareholders from the growth opportunities within these businesses.

Rhode Island legislative developments

In spring 2003, a State sponsored Gaming Commission established to study the potential impact of a casino in Rhode Island recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow a casino in the State. To this end, a consortium comprising Harrah's Entertainment, Inc. ("Harrah's") and the Narragansett Indians has been lobbying intensively for such a referendum, campaigning with the mantra of "let the people decide". In July 2004, the Rhode Island General Assembly passed a bill allowing the casino proposal to be voted on in a public referendum, overriding a veto by the Governor in the process. The Governor requested an advisory opinion from the Rhode Island Supreme Court regarding the constitutionality of the bill. In August 2004, the Rhode Island Supreme Court issued an advisory opinion that the bill violated the Rhode Island Constitution and, subsequently, the Rhode Island Superior Court granted a motion that prevented the casino referendum from being placed on the ballot. As a consequence, there will be no casino referendum in November 2004. Lincoln Park incurred costs in the period of approximately £0.5m, primarily on additional public relations activities, with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy. While there will be no vote on the casino referendum this year, both Harrah's and the Narragansett Indians have publicly expressed their intent to continue their efforts to promote the development of a casino in the State. Even if a referendum were ultimately to be passed in the coming years, management believes that there is unlikely to be any significant impact on Lincoln Park until any new casino became operational, which would be several years from that date. Wembley will take all appropriate steps in order to protect its revenue stream. As a result of the State budget setting process that culminated in July 2004, with effect from 1 July 2004 Lincoln Park receives 28.85% of the video lottery terminal ("VLT") revenues generated at Lincoln Park, up from the 27.0% received in 2003/4. However, the funding of the greyhound owners that operate at the track, and who had previously received a 3.4% share of VLT revenues from the State, has become the responsibility of Lincoln Park. Under a one-year agreement, Lincoln Park will pay the greyhound owners an amount equivalent to 2.85% of VLT revenues, thereby effectively reducing Lincoln Park's share of VLT revenues generated at Lincoln Park with effect from 1 July 2004 to 26.0% (down from 27.0%). If the proposed acquisition by BLB had concluded, the greyhound owners had agreed to receive 1.85%, as a result of which Lincoln Park would have continued to receive a net 27.0%. Securing a stable revenue sharing arrangement with the State of Rhode Island therefore remains a priority.

Trial updates

An indictment was issued in September 2003 against Wembley's Lincoln Park Inc. subsidiary and two former executives. This followed a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The Board remains of the view that the allegations are without foundation and they will be vigorously defended at trial.

In January 2004, Wembley announced that an agreement had been entered into with the US Attorney in Rhode Island which provided that, should Lincoln Park be convicted at trial on all counts, the maximum aggregate fine that would be sought would be $8m. This amount has been transferred into an escrow account.

In July 2004, the Federal Court in Rhode Island rescheduled the trial until the Court's January 2005 trial calendar. A date for the start of the trial has not yet been set.

If Lincoln Park is ultimately found guilty at trial, then, in addition to a fine of up to $8m, it runs the risk of having the terms of the licence to operate VLTs adversely affected or possibly revoked. Such risks were described more fully in the 2003 Annual Report and Accounts and are set out again in note 9 in this statement. The Board will take all possible steps to mitigate this risk. On a more positive note, the presiding judge in the court case held in Hong Kong at the turn of the year found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest the premature termination of Wembley's contract to manage the Hong Kong Stadium by the Urban District Council of Hong Kong in June 1998. The judgement resulted in the award to Wembley of damages of

approximately £1.5m, which was received in May. The reimbursement of costs has also been determined in Wembley's favour, although the amount is not as yet quantified.

Operating performance

From an operational perspective, both the US and UK gaming divisions produced strong underlying performances in the first half of 2004. At Lincoln Park, weekly revenue from the VLTs, which is the key performance indicator of the business, averaged $5.77m, up 14.5% on the corresponding period in 2003 ($5.04m), and included a new weekly record of $6.54m (high in the first half of 2003: $5.67m). This revenue growth is largely attributable to the introduction of additional VLTs and an improvement in the quality of the games offered on them. The growth in VLT revenue more than compensated for the previously announced reduction in Lincoln Park's share of VLT revenues (2004: 27.0% from 2003: 30.5%), although increased costs incurred in operating the additional VLTs resulted in a 2.7% decrease in operating profit from the US gaming division (2004: $29.2m from 2003: $30.0m).

Following a difficult year in 2003, the profitability of the UK gaming business returned to more acceptable levels, with operating profit up 43% to £2.0m (2003: £1.4m).

A 13% depreciation of the US dollar against sterling (average exchange rate for the first six months of 2004: £1:$1.82 from 2003: £1:$1.61) adversely affected reported sterling denominated operating profit (before exceptional items) by around £2.2m. As stated previously, it is the Board's policy not to actively manage foreign exchange exposure and, as such, the reporting of Wembley's largely US dollar denominated results is sensitive to both positive and, in this case, negative exchange rate movements. As a consequence, operating profit (before exceptional items) decreased by 9.1% to £16.7m (2003: £18.4m) and earnings per share also reduced slightly to 30.6p (2003: 32.1p) following a 3.8p adverse exchange rate impact.
Exceptional items

A number of exceptional items were incurred in the period. The two most significant were a £6.2m profit resulting from the sale of the Catford greyhound stadium for £7.5m in cash and £6.0m of costs incurred in connection with the proposed sale of Wembley plc. The latter includes the £3.0m break-fee paid to MGM and legal and financial advice received in relation to the sale process.

Dividend

The Board has declared an interim dividend of 19.5p per share (2003: 6.5p). This includes 13.0p per share in lieu of the estimated final dividend for 2003 that was not paid as a result of the anticipated sale of Wembley plc. This dividend will be paid on 6 October 2004 to those shareholders on the Register at 10 September 2004. At this stage, we do not anticipate restarting the share buy back programme in the foreseeable future.

Outlook

From an operational perspective, the first half of 2004 was a success in both the US and UK, and there is currently no reason to believe that this should not continue for the remainder of the year. At Lincoln Park, weekly VLT revenue in the months of July and August averaged $6.1m (2003: $5.2m). Management are investigating ways of introducing the balance of 457 VLTs onto the first floor of the current building to give a further boost to VLT revenues. If achievable, the new VLTs could potentially be operational towards the end of the first quarter of 2005. This would bring the number of VLTs up to the currently permitted maximum of 3,000 and avoid the need for any major new development in which to locate them. The cost of the required refurbishment work could be in the region of $6m.

The Board of directors and employees of Wembley have put the disappointment of the lapsed BLB offer behind them. Wembley remains a well run, profitable and highly cash generative business with a strong balance sheet and good growth prospects in both its US and UK businesses. The Board remains determined to confront the issues facing the Group, to minimise the risks that it faces and ultimately to find the best solutions for the benefit of both the Company and its shareholders.

The employees of the Group have performed admirably to keep their focus on the trading performance of the Group during what has been an uncertain period. I would like to pay tribute to them for this. Claes Hultman

Chairman

1 September 2004

Review of operations

US gaming

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of around 2,500 video lottery terminals ("VLTs"). Lincoln Park also stages live greyhound racing at its track as well as providing wagering opportunities on the televising of the racing of both greyhounds and horses. The Colorado business owns and operates three greyhound-racing tracks and one horseracing track, together with an off-track betting operation.

Operating profit:	2004	2003	
	$29.2m	$30.0m	-2.7%
	£16.0m	£18.6m	-14.0%

Operating profit (before exceptional items) for the first six months of 2004 at $29.2m was 2.7% down on 2003 ($30.0m). With the Colorado operations performing in line with prior year, the small decrease arose at Lincoln Park. In sterling terms, the result was 14.0% lower at £16.0m (2003: £18.6m) due to an approximate £2.2m adverse impact arising from the weakening of the US dollar against sterling (average exchange rate for the first six months of 2004: £1:$1.82 from 2003: £1:$1.61).

Rhode Island:

The number of VLTs in operation at Lincoln Park increased to 2,513 at 30 June 2004. This helped increase average weekly VLT revenue by 14.5% to $5.77m (2003: $5.04m), offsetting the impact of a reduction in Lincoln Park's share of VLT revenue (2004: 27.0% from 2003: 30.5%). However, the increased costs incurred in operating the additional VLTs during the period resulted in the operating profit from Lincoln Park reducing by around $0.8m.

Average weekly VLT revenue increased to $5.77m during the period, which included a new record week in June when $6.54m was achieved. This superseded the previous record of $6.23m achieved at the beginning of the year. In comparison, the highest weekly VLT revenue figure during the first half of 2003 was $5.67m. The growth in revenue at Lincoln Park has been fuelled by the introduction of additional VLTs in both 2003 and 2004. The average number of VLTs in the facility during the first half of 2004 was 2,423 (2003: 2,049). The total number of VLTs currently operating in the facility is 2,543. Management are investigating ways of introducing the balance of 457 VLTs onto the first floor of the current building, thereby bringing the total number up to the maximum permitted of 3,000. The cost of the required refurbishment work could be in the region of $6m, with the new VLTs potentially operational towards the end of the first quarter of 2005. Average weekly VLT revenue by quarter and average number of VLTs

	Q1	Q2	Q3	Q4
2000:				
VLT revenue ($'m)	3.11	3.31	3.35	3.20
Average number of VLTs	1,489	1,702	1,702	1,702
2001:				
VLT revenue ($'m)	3.67	3.74	4.03	3.95
Average number of VLTs	1,702	1,702	1,702	1,702

2002:

VLT revenue ($'m)	4.38	4.56	4.60	4.40
Average number of VLTs	1,702	1,702	1,702	1,702

2003:

VLT revenue ($'m)	4.82	5.26	5.20	4.92
Average number of VLTs	1,878	2,220	2,272	2,272

2004:

VLT revenue ($'m)	5.60	5.94	6.10*
Average number of VLTs	2,349	2,495	2,537*

* Represents the average for the first nine weeks of Q3 2004

Whilst the increased supply of VLTs is a key driver behind the growth in the average weekly VLT revenue, the following factors also contributed:

- In conjunction with the VLT suppliers at Lincoln Park, a programme of

replacing existing games with newer, more popular titles was introduced;

- A comprehensive marketing programme was undertaken, which included

radio and television advertising as well as on-site promotions, bus tours and other events; and

- Management initiatives to increase the utilisation of the building

have been successful in attracting customers to Lincoln Park. An underperforming, non-contributing area, catering to a limited number of greyhound racing patrons was renovated and reopened in March 2004 as "Kobalt", a 5,000 square foot entertainment, cabaret and function room. Located on the second floor, Kobalt has hosted an array of events such as buffets, pop concerts and comedy shows and has been successful in increasing footfall to the new gaming areas located on the second floor of the building. In July 2004, the Rhode Island General Assembly approved the State budget for the forthcoming year. As a consequence, Lincoln Park now receives 28.85% of the VLT revenue generated at Lincoln Park, up from the 27.0% received in 2003/4, although the funding of the greyhound owners that operate at the track, and who had previously received a 3.4% share of VLT revenue from the State, is now the responsibility of Lincoln Park. Under a one-year agreement, Lincoln Park will pay the greyhound owners an amount equivalent to 2.85% of VLT revenue, thereby effectively reducing Lincoln Park's share of VLT revenue generated at Lincoln Park with effect from 1 July 2004 to 26.0% (down from 27.0%).

Also in July 2004, the Rhode Island General Assembly passed a bill allowing the people of Rhode Island to decide the fate of a proposed Harrah's casino in West Warwick, Rhode Island by means of a public referendum. The Governor vetoed the bill, but the veto was subsequently overridden by the General Assembly. The Governor requested an advisory opinion from the Rhode Island Supreme Court regarding the constitutionality of the bill. In August, the Rhode Island Supreme Court issued an advisory opinion that the bill violated the Rhode Island Constitution and, subsequently, the Rhode Island Superior Court granted a motion that prevented the casino referendum from being placed on the ballot. As a consequence, there will be no casino referendum in November 2004. Nevertheless, both Harrah's and the Narragansett Indians have publicly expressed their intent to continue their efforts to promote the development of a casino in the State.

In line with the pattern experienced over recent years, there was a further decline in the revenue generated by the greyhound racing operation.

Colorado:

The profit generated by the Colorado racetracks was in line with the corresponding period of 2003 as a result of a reduction of around 14% in betting revenues being offset by a continued focus on cost control and a reduction in the number of expensive to stage live races. During the first six months of 2004, 64 live performances were held (2003: 94). As well as being more cost effective, this also accords with the changing preference of customers in Colorado who increasingly appear to favour betting on the televised product.

Management continued to target the cost base of the business through rigorous spending control policies and by keeping a close control of operating costs. In May 2003, the food and beverage functions at two of the tracks that had previously been subcontracted to a third-party were brought in-house. This resulted in a modest increase in profitability in the first half of 2004, as well as an improvement in the quality of food and service. UK gaming

The UK gaming division comprises six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, making Wembley the UK's leading owner/operator of greyhound tracks.

Operating profit:	2004	2003	
	£2.0m	£1.4m	42.9%

The UK gaming division achieved a strong operating result in the first half of 2004. Operating profit at £2.0m was 42.9% greater than that achieved in the corresponding period of 2003 due principally to the impact of management actions taken in the latter part of 2003. These included:

- Operations at the loss-making Catford Stadium ceased, with the track's

bookmakers' afternoon greyhound service fixtures transferred to Wimbledon. Catford Stadium was subsequently sold to English Partnerships on 31 March 2004 for £7.5m in cash;

- A reorganisation of the tracks' management structure was implemented

that resulted in a significant reduction in the cost base of the business; and

- At Wimbledon, a return to the traditional three race meetings per week

from the four meetings per week held throughout the first half of 2003. The extra weekly meeting had introduced additional costs that were not adequately covered by additional revenue. Staffing levels at the track were also reduced in line with this new schedule.

As a result of both the fewer meetings at Wimbledon and the foreseen impact in June of televised football from the European Championships, attendances were around 437,000, compared to 459,000 in the first six months of 2003; a reduction of 4.8%. Nevertheless, an increase of around 5% in catering spend per head was achieved in the period. Betting spend per head remained broadly in line with prior year.

The redevelopment of the grandstand at the Perry Barr Stadium has commenced, which, once completed, will significantly improve the track's profitability. The redevelopment includes a new downstairs bar area, new kitchens and an upper restaurant enclosure that will ultimately be capable of accommodating 500 people. It is expected to have been completed in time for the busy Christmas season.

In April 2004, agreement was reached between the greyhound racing industry and the Association of British Bookmakers ("ABB") in respect of contributions by the latter to the British Greyhound Racing Fund

("BGRF"). Under the three-year agreement effective from 1 April 2004, funding to the BGRF by ABB members will increase from 0.4% of revenues generated through off-track betting on greyhound racing to 0.6%. Combined with forecast increases in betting spend on greyhound racing, this is likely to result in contributions to the Fund increasing from around £7m per annum to around £12m per annum. The Fund will be distributed in the form of capital grants, contributions towards prize monies, marketing etc. and will therefore provide an indirect benefit to the UK gaming division.

The first draft of the Gambling Bill was published in November 2003 and a Joint Scrutiny Committee was formed from both the House of Lords and the House of Commons. The Committee reported back to Government in April 2004 with over 100 wide-ranging amendments to the Bill. Subject to Parliamentary time, a final bill is scheduled to be presented to Parliament in the autumn and it is hoped that the Bill will be ready for implementation in early 2005. At this stage, it is still not certain what this Bill will mean specifically for the greyhound industry, although it is apparent that greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from deregulation. Group profit and loss account

		Six months ended 30 June		Year ended 31 December
		2004	2003	2003
	Note	£'m	£'m	£'m
Turnover	2	45.39	50.50	97.92
Operating profit:				
Operating profit before exceptional items	2	16.69	18.38	35.26
Operating exceptional items	2	(1.43)	(0.56)	(8.19)
Total operating profit	2	15.26	17.82	27.07
Non-operating exceptional items:				
Sale or termination of continuing businesses	3	(6.00)	-	(0.52)
Sale or termination of discontinued businesses	3	1.60	0.20	(1.39)
Profit on sale of tangible fixed assets	3	6.21	-	-
Non-operating exceptional items		1.81	0.20	(1.91)
Net interest receivable		0.56	0.48	0.94
Profit before taxation		17.63	18.50	26.10
Taxation	4	(6.99)	(7.40)	(13.00)
Profit after taxation		10.64	11.10	13.10
Ordinary dividend	5	(6.78)	(2.26)	(2.26)
Retained profit		3.86	8.84	10.84
Earnings per share	6	30.6p	32.1p	37.9p
Diluted earnings per share	6	30.3p	31.8p	37.7p
Adjusted earnings per share	6	29.8p	32.5p	64.0p
Dividend per share	5	19.5p	6.5p	6.5p.

Group balance sheet

		At 30 June		31 December
		2004	2003	2003
	Note	£'m	£'m	£'m
Fixed assets:				

Intangible assets		1.30	1.28	1.34
Tangible assets		162.01	172.89	162.35
		163.31	174.17	163.69
Current assets:				
Debtors: recoverable within one year		21.17	24.37	21.54
Debtors: recoverable after more than one year		-	14.72	-
Cash at bank and in hand		30.27	6.18	22.66
		51.44	45.27	44.20
Creditors: amounts falling due within one year:				
Bank and other borrowings		-	(5.00)	(3.63)
Ordinary dividend	5	(6.78)	(2.25)	-
Other creditors		(10.07)	(10.44)	(9.77)
		(16.85)	(17.69)	(13.40)
Provisions for liabilities and charges		(6.57)	(6.50)	(6.46)
Net assets		191.33	195.25	188.03
Capital and reserves:				
Share capital	7	34.77	34.60	34.66
Share premium account	7	1.36	0.66	0.87
Revaluation reserve	7	60.80	65.02	61.32
Capital redemption reserve	7	1.65	1.65	1.65
Profit and loss account	7	92.75	93.32	89.53
Equity shareholders' funds		191.33	195.25	188.03.

Group cash flow statement

		Six months ended 30 June		Year ended 31 December
		2004	2003	2003
	Note	£'m	£'m	£'m
Cash flow from operating activities	8	17.31	16.13	29.26
Returns on investments and servicing of finance				
Net interest received		0.36	0.07	0.06
Taxation				
Corporation tax paid		(0.58)	-	(0.37)
Overseas tax paid		(6.97)	(8.35)	(12.60)
Net cash outflow for tax paid		(7.55)	(8.35)	(12.97)
Capital expenditure and financial investment				
Proceeds from the disposal of tangible fixed assets		7.31	0.02	0.02

	Note			
Purchase of tangible fixed assets		(3.65)	(2.85)	(5.39)
Net cash inflow/(outflow) for capital expenditure and financial investment		3.66	(2.83)	(5.37)

Acquisitions and disposals

	Note			
Net proceeds from sale of Group undertakings		1.30	0.24	15.48
Net cash disposed of with Group undertakings		-	(0.09)	(0.08)
Payments made to acquire Group undertaking		-	(4.22)	(4.34)
Payments made in relation to proposed acquisition of Wembley plc	3	(5.50)	-	(0.52)
Cash acquired on purchase of Group undertaking		-	0.11	0.11
Payments received/(made) on termination of Group undertakings		1.03	-	(0.60)

	Note			
Net cash (outflow)/inflow for acquisitions and disposals		(3.17)	(3.96)	10.05
Equity dividends paid		-	(4.15)	(6.40)
Net cash inflow/(outflow) before management of liquid resources and financing		10.61	(3.09)	14.63

Management of liquid resources

	Note			
Cash (placed on)/drawn from short term bank deposits		(6.89)	0.24	(14.76)

Financing

	Note			
Loans (repaid)/drawn		(3.57)	5.00	3.97
Issue of shares	7	0.60	0.46	0.73
Net cash (outflow)/inflow from financing		(2.97)	5.46	4.70
Increase in cash in the period		0.75	2.61	4.57.

Reconciliation of net cash flow to movement in net debt

	Six months ended 30 June		Year ended 31 December
	2004	2003	2003
	£'m	£'m	£'m
Increase in cash in the period	0.75	2.61	4.57
Cash outflow/(inflow) from repaid/(drawn) loans	3.57	(5.00)	(3.97)
Cash outflow/(inflow) in respect of short term bank deposits	6.89	(0.24)	14.76
Movement in net funds resulting from cash flows	11.21	(2.63)	15.36
Foreign exchange translation difference	0.03	(0.08)	(0.22)
Movement in net funds in the period	11.24	(2.71)	15.14
Opening net funds	19.03	3.89	3.89
Closing net funds	30.27	1.18	19.03

Statement of total recognised gains and losses

	Six months ended 30 June		Year ended 31 December
	2004	2003	2003
Note	£'m	£'m	£'m

Profit for the financial period		10.64	11.10	13.10
Exchange differences	7	(1.16)	(3.02)	(12.51)
Total recognised gains relating to the period		9.48	8.08	0.59

More to follow, for following part double-click [nRN1B5232C].

Document RNS0000020040902e0920004a

REG-Wembley PLC (WMY.L) Holding(s) in Company.

91 words
10 September 2004
12:43
Regulatory News Service
English

RNS Number:8417C Wembley PLC 10 September 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today, that as at 8 September 2004, Credit Suisse First Boston increased its interest in the Company and as a result has an interest in 2,053,121 shares (being equivalent to approximately 5.90% of the issued Share Capital of the Company)

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKKKQNBKDKCD.

Document RNS0000020040910e09a000a9

REG-Wembley PLC (WMY.L) Director Shareholding.

174 words
13 September 2004
13:32
Regulatory News Service
English
(c) 2004

RNS Number:8947C Wembley PLC 13 September 2004

Wembley plc

13th September 2004

Wembley plc announces that on 9th September it awarded unapproved options over 8,824 shares to Mark Elliott, its Finance Director, at a price of £6.533 per share, subject to the following performance target:

The options will not be exercisable unless the Company's adjusted earnings per share (as calculated by the Company following consultation with the Company's auditors for the time being) over a three year period commencing no earlier than 1 January of the year of grant, has grown at a rate in excess of the rate of increase in the Retail Price Index ("RPI") plus 3% over the same period.

And options over 89,224 shares at the same price per share subject to a performance target where the growth in earnings per share exceeds the increase in the RPI by 5%.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSQKNKNQBKDKCD.

Document RNS0000020040913e09d0040j

REG-Wembley PLC (WMY.L) Holding(s) in Company.

92 words
13 September 2004
13:40
Regulatory News Service
English

RNS Number:8951C Wembley PLC 13 September 2004

Wembley PLC ("the Company")

Disclosure of Interest in Share Capital

The Company received notification today, that as at 8 September 2004, Credit Suisse First Boston, decreased its interest in the Company and as a result has an interest in 2,053,121 shares (being equivalent to approximately 5.98% of the issued Share Capital of the Company).

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKNKNQBKDOCD.

Document RNS0000020040913e09d0043b

Wembley PLC - Holding(s) in Company

88 words
15 September 2004
14:59
Regulatory News Service
English

RNS Number:9928C Wembley PLC 15 September 2004

Wembley PLC

15th September 2004

Disclosure of Interest in Share Capital

The Company received notification today, that as at 10 September 2004, Credit Suisse First Boston, increased its interest in the Company and as a result has an interest in 2,073,121 shares being equivalent to approximately 6.04% of the issued share Capital of the Company).

End.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020040915e09f002bq

Wembley PLC - Holding(s) in Company

81 words
20 September 2004
15:27
Regulatory News Service
English

RNS Number:1314D Wembley PLC 20 September 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 2,439,805 ordinary shares in Wembley Plc, representing 7.02% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020040920e09k002bq

Wembley PLC Deutsche Bank AG - Holding(s) in Company

80 words
21 September 2004
13:02
Regulatory News Service
English
(c) 2004

RNS Number:1716D Wembley PLC 21 September 2004

Wembley Plc ("the Company")

The Company has today been informed that as of 20 September 2004, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,439,067 ordinary shares in Wembley Plc, representing 4.14% of the issued share capital of the Company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020040921e09l0025t

Wembley PLC - Holding(s) in Company

78 words
21 September 2004
13:10
Regulatory News Service
English

RNS Number:1719D Wembley PLC 21 September 2004

Wembley PLC

21st September 2004

Disclosure of Interest in Share Capital

The Company received notification today, that as at 17 September 2004, Credit Suisse First Boston, has an interest in 2,050,848 shares (being equivalent to approximately 5.97% of the issued share capital of the Company).

End.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020040921e09l0025v

Wembley PLC Deutsche Bank AG - Holding(s) in Company

80 words
7 October 2004
11:44
Regulatory News Service
English
(c) 2004

RNS Number:8288D Wembley PLC 07 October 2004

Wembley Plc ("the Company")

The Company has today been informed that as of 6 October 2004, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,368,387 ordinary shares in Wembley Plc, representing 3.94% of the issued share capital of the Company.

End

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041007e0a7001k0

Wembley PLC JP Morgan Securities Limited - Holding(s) in Company.

77 words
12 October 2004
07:00
Regulatory News Service
English

RNS Number:9651D Wembley PLC 11 October 2004

Wembley Plc ("the Company")

Disclosure of Interest in Share Capital

The Company has today been informed that JP Morgan Securities Limited has an interest of 1,391,026 ordinary shares in Wembley Plc, representing 4.05% of the issued share capital of the Company.

This information is provided by RNS The company news service from the London Stock Exchange

Document RNS0000020041012e0ac00041

Wembley plc

Interim report 2004

Wembley plc is a focused track-based gaming business operating in the UK and USA

Chairman's statement

The last 12 months have been a turbulent period for the Company and its shareholders. In particular, there was the indictment issued in Rhode Island in September 2003 and the lapse of the BLB Investors LLC ("BLB") offer to acquire the Company in July 2004. Nevertheless, Wembley has strong businesses that have been performing well and have good growth prospects.

Following the conclusion of the sale of under-performing and non-core assets in 2002, Wembley has become a focused track-based gaming group that is highly dependent upon the Lincoln Park operation in Rhode Island. The Board concluded that it would be in the best interests of shareholders to explore a possible sale of the Group. Exploratory discussions began in 2003 with a number of parties interested in acquiring some or all of the Group's assets.

In January 2004, the Board announced an agreement with MGM MIRAGE ("MGM") on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share, plus a share in a new company created to ring-fence the litigation associated with Lincoln Park. This new company would have had cash balances to meet its potential costs, including the $8.0m maximum potential fine, totalling $16.3m (equivalent to approximately 25 pence per Wembley share). Once legal proceedings had concluded, any surplus cash within the company would have been returned to shareholders.

In a subsequent auction process, BLB, which had by that stage acquired approximately 22% of Wembley's issued share capital at 800 pence per share, ultimately out-bid MGM, with a recommended offer in May to acquire all the remaining shares in the Company at 860 pence per share in cash, plus a contingent entitlement to share in any cash remaining from the $16.3m after the trial of Lincoln Park. A break-fee of £3.0m was paid at this stage to MGM.

On 5 July 2004, BLB announced that it was allowing its offer for Wembley to lapse on the basis that it had failed to achieve acceptances in respect of the 90% of shares to which the offer related as required under the terms of the offer, notwithstanding that it had acquired or received valid acceptances representing 83.1% of Wembley's share capital. In addition, BLB stated that "the political environment in which the Lincoln Park business operated had become highly uncertain".

The Wembley Board will continue to explore opportunities to maximise value within the Group, to improve the operational performance of the businesses and to generate value for shareholders from the growth opportunities within these businesses.

Rhode Island legislative developments

In spring 2003, a State sponsored Gaming Commission, established to study the potential impact of a casino in Rhode Island, recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow a casino in the State. To this end, a consortium comprising Harrah's Entertainment, Inc. ("Harrah's") and the Narragansett Indians has been lobbying intensively for such a referendum, campaigning with the mantra of "let the people decide". In July 2004, the Rhode Island General Assembly passed a bill allowing the casino proposal to be voted on in a public referendum, overriding a veto by the Governor in the process. The Governor requested an advisory opinion from the Rhode Island Supreme Court regarding the constitutionality of the bill. In August 2004, the Rhode Island Supreme Court issued an advisory opinion that the bill violated the Rhode Island Constitution and, subsequently, the Rhode Island Superior Court granted a motion that prevented the casino referendum from being placed on the ballot. As a consequence, there will be no casino referendum in November 2004. Lincoln Park incurred costs in the period of approximately £0.5m, primarily on additional public relations activities, with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy. While there will be no vote on the casino referendum this year, both Harrah's and the Narragansett Indians have publicly expressed

their intent to continue their efforts to promote the development of a casino in the State. Even if a referendum were ultimately to be passed in the coming years, management believes that there is unlikely to be any significant impact on Lincoln Park until any new casino became operational, which would be several years from that date. Wembley will take all appropriate steps in order to protect its revenue stream.

As a result of the State budget setting process that culminated in July 2004, with effect from 1 July 2004 Lincoln Park receives 28.85% of the video lottery terminal ("VLT") revenues generated at Lincoln Park, up from the 27.0% received in 2003/4. However, the funding of the greyhound owners that operate at the track, and who had previously received a 3.4% share of VLT revenues from the State, has become the responsibility of Lincoln Park. Under a one-year agreement, Lincoln Park will pay the greyhound owners an amount equivalent to 2.85% of VLT revenues, thereby effectively reducing Lincoln Park's share of VLT revenues generated at Lincoln Park with effect from 1 July 2004 to 26.0% (down from 27.0%). If the proposed acquisition by BLB had concluded, the greyhound owners had agreed to receive 1.85%, as a result of which Lincoln Park would have continued to receive a net 27.0%. Securing a stable revenue sharing arrangement with the State of Rhode Island therefore remains a priority.

Trial updates

An indictment was issued in September 2003 against Wembley's Lincoln Park Inc. subsidiary and two former executives. This followed a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The Board remains of the view that the allegations are without foundation and they will be vigorously defended at trial.

In January 2004, Wembley announced that an agreement had been entered into with the US Attorney in Rhode Island which provided that, should Lincoln Park be convicted at trial on all counts, the maximum aggregate fine that would be sought would be $8m. This amount has been transferred into an escrow account.

In July 2004, the Federal Court in Rhode Island rescheduled the trial until the Court's January 2005 trial calendar. A date for the start of the trial has not yet been set.

If Lincoln Park is ultimately found guilty at trial, then, in addition to a fine of up to $8m, it runs the risk of having the terms of the licence to operate VLTs adversely affected or possibly revoked. Such risks were described more fully in the 2003 Annual Report and Accounts and are set out again in note 9 in this statement. The Board will take all possible steps to mitigate this risk.

On a more positive note, the presiding judge in the court case held in Hong Kong at the turn of the year found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest the premature termination of Wembley's contract to manage the Hong Kong Stadium by the Urban District Council of Hong Kong in June 1998. The judgement resulted in the award to Wembley of damages of approximately £1.5m, which was received in May. The reimbursement of costs has also been determined in Wembley's favour, although the amount is not as yet quantified.

Operating performance

From an operational perspective, both the US and UK gaming divisions produced strong underlying performances in the first half of 2004. At Lincoln Park, weekly revenue from the VLTs, which is the key performance indicator of the business, averaged $5.77m, up 14.5% on the corresponding period in 2003 ($5.04m), and included a new weekly record of $6.54m (high in the first half of 2003: $5.67m). This revenue growth is largely attributable to the introduction of additional VLTs and an improvement in the quality of the games offered on them. The growth in VLT revenue more than compensated for the previously announced reduction in Lincoln Park's share of VLT revenues

(2004: 27.0% from 2003: 30.5%), although increased costs incurred in operating the additional VLTs resulted in a 2.7% decrease in operating profit from the US gaming division (2004: $29.2m from 2003: $30.0m).

Following a difficult year in 2003, the profitability of the UK gaming business returned to more acceptable levels, with operating profit up 43% to £2.0m (2003: £1.4m).

A 13% depreciation of the US dollar against sterling (average exchange rate for the first six months of 2004: £1:$1.82 from 2003: £1:$1.61) adversely affected reported sterling denominated operating profit (before exceptional items) by around £2.2m. As stated previously, it is the Board's policy not to actively manage foreign exchange exposure and, as such, the reporting of Wembley's largely US dollar denominated results is sensitive to both positive and, in this case, negative exchange rate movements. As a consequence, operating profit (before exceptional items) decreased by 9.1% to £16.7m (2003: £18.4m) and earnings per share also reduced slightly to 30.6p (2003: 32.1p) following a 3.8p adverse exchange rate impact.

Exceptional items
A number of exceptional items were incurred in the period. The two most significant were a £6.2m profit resulting from the sale of the Catford greyhound stadium for £7.5m in cash and £6.0m of costs incurred in connection with the proposed sale of Wembley plc. The latter includes the £3.0m break-fee paid to MGM and legal and financial advice received in relation to the sale process.

Dividend
The Board has declared an interim dividend of 19.5p per share (2003: 6.5p). This includes 13.0p per share in lieu of the estimated final dividend for 2003 that was not paid as a result of the anticipated sale of Wembley plc. This dividend will be paid on 6 October 2004 to those shareholders on the Register at 10 September 2004. At this stage, we do not anticipate restarting the share buy back programme in the foreseeable future.

Outlook
From an operational perspective, the first half of 2004 was a success in both the US and UK, and there is currently no reason to believe that this should not continue for the remainder of the year. At Lincoln Park, weekly VLT revenue in the months of July and August averaged $6.1m (2003: $5.2m). Management are investigating ways of introducing the balance of 457 VLTs onto the first floor of the current building to give a further boost to VLT revenues. If achievable, the new VLTs could potentially be operational towards the end of the first quarter of 2005. This would bring the number of VLTs up to the currently permitted maximum of 3,000 and avoid the need for any major new development in which to locate them. The cost of the required refurbishment work could be in the region of $6m.

The Board of directors and employees of Wembley have put the disappointment of the lapsed BLB offer behind them. Wembley remains a well run, profitable and highly cash generative business with a strong balance sheet and good growth prospects in both its US and UK businesses. The Board remains determined to confront the issues facing the Group, to minimise the risks that it faces and ultimately to find the best solutions for the benefit of both the Company and its shareholders.

The employees of the Group have performed admirably to keep their focus on the trading performance of the Group during what has been an uncertain period. I would like to pay tribute to them for this.



Claes Hultman
Chairman
1 September 2004

Review of operations → US gaming

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of around 2,500 video lottery terminals ("VLTs"). Lincoln Park also stages live greyhound racing at its track as well as providing wagering opportunities on the televising of the racing of both greyhounds and horses. The Colorado business owns and operates three greyhound racing tracks and one horseracing track, together with an off-track betting operation

Operating profit:	2004	2003	
	$29.2m	$30.0m	-2.7%
	£16.0m	£18.6m	-14.0%

Operating profit (before exceptional items) for the first six months of 2004 at $29.2m was 2.7% down on 2003 ($30.0m). With the Colorado operations performing in line with prior year, the small decrease arose at Lincoln Park. In sterling terms, the result was 14.0% lower at £16.0m (2003: £18.6m) due to an approximate £2.2m adverse impact arising from the weakening of the US dollar against sterling (average exchange rate for the first six months of 2004: £1:$1.82 from 2003: £1:$1.61).

Rhode Island:
The number of VLTs in operation at Lincoln Park increased to 2,513 at 30 June 2004. This helped increase average weekly VLT revenue by 14.5% to $5.77m (2003: $5.04m), offsetting the impact of a reduction in Lincoln Park's share of VLT revenue (2004: 27.0% from 2003: 30.5%). However, the increased costs incurred in operating the additional VLTs during the period resulted in the operating profit from Lincoln Park reducing by around $0.8m.

Average weekly VLT revenue increased to $5.77m during the period, which included a new record week in June when $6.54m was achieved. This superseded the previous record of $6.23m achieved at the beginning of the year. In comparison, the highest weekly VLT revenue figure during the first half of 2003 was $5.67m. The growth in revenue at Lincoln Park has been fuelled by the introduction of additional VLTs in both 2003 and 2004. The average number of VLTs in the facility during the first half of 2004 was 2,423 (2003: 2,049). The total number of VLTs currently operating in the facility is 2,543. Management are investigating ways of introducing the balance of 457 VLTs onto the first floor of the current building, thereby bringing the total number up to the maximum permitted of 3,000. The cost of the required refurbishment work could be in the region of $6m, with the new VLTs potentially operational towards the end of the first quarter of 2005.

Whilst the increased supply of VLTs is a key driver behind the growth in the average weekly VLT revenue, the following factors also contributed:

- In conjunction with the VLT suppliers at Lincoln Park, a programme of replacing existing games with newer, more popular titles was introduced;
- A comprehensive marketing programme was undertaken, which included radio and television advertising as well as on-site promotions, bus tours and other events; and
- Management initiatives to increase the utilisation of the building have been successful in attracting customers to Lincoln Park. An

underperforming, non-contributing area, catering to a limited number of greyhound racing patrons was renovated and reopened in March 2004 as "Kobalt", a 5,000 square foot entertainment, cabaret and function room. Located on the second floor, Kobalt has hosted an array of events such as buffets, pop concerts and comedy shows and has been successful in increasing footfall to the new gaming areas located on the second floor of the building.

In July 2004, the Rhode Island General Assembly approved the State budget for the forthcoming year. As a consequence, Lincoln Park now receives 28.85% of the VLT revenue generated at Lincoln Park, up from the 27.0% received in 2003/4, although the funding of the greyhound owners that operate at the track, and who had previously received a 3.4% share of VLT revenue from the State, is now the responsibility of Lincoln Park. Under a one-year agreement, Lincoln Park will pay the greyhound owners an amount equivalent to 2.85% of VLT revenue, thereby effectively reducing Lincoln Park's share of VLT revenue generated at Lincoln Park with effect from 1 July 2004 to 26.0% (down from 27.0%).

Also in July 2004, the Rhode Island General Assembly passed a bill allowing the people of Rhode Island to decide the fate of a proposed Harrah's casino in West Warwick, Rhode Island by means of a public referendum. The Governor vetoed the bill, but the veto was subsequently overridden by the General Assembly. The Governor requested an advisory opinion from the Rhode Island Supreme Court regarding the constitutionality of the bill. In August, the Rhode Island Supreme Court issued an advisory opinion that the bill violated the Rhode Island Constitution and, subsequently, the Rhode Island Superior Court granted a motion that prevented the casino referendum from being placed on the ballot. As a consequence, there will be no casino referendum in November 2004. Nevertheless, both Harrah's and the Narragansett Indians have publicly expressed their intent to continue their efforts to promote the development of a casino in the State.

In line with the pattern experienced over recent years, there was a further decline in the revenue generated by the greyhound racing operation.

Colorado:
The profit generated by the Colorado racetracks was in line with the corresponding period of 2003 as a result of a reduction of around 14% in betting revenues being offset by a continued focus on cost control and a reduction in the number of

Average weekly VLT revenue by quarter and average number of VLTs



$'m
3.11
3.31
3.35
3.20
3.67
3.74
4.03
3.95
4.38
4.56
4.60
4.40
4.82
5.26
5.20
4.92
5.60
5.94
6.10
2,349
2,495
2,537
Q1
Q2
Q3*
2000
2001
2002
2003
2004

*Represents the average for the first nine weeks of Q3

expensive to stage live races. During the first six months of 2004, 64 live performances were held (2003: 94). As well as being more cost effective, this also accords with the changing preference of customers in Colorado who increasingly appear to favour betting on the televised product.

Management continued to target the cost base of the business through rigorous spending control policies and by keeping a close control of operating costs. In May 2003, the food and beverage functions at two of the tracks that had previously been subcontracted to a third-party were brought in-house. This resulted in a modest increase in profitability in the first half of 2004, as well as an improvement in the quality of food and service.

→ UK gaming

The UK gaming division comprises six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, making Wembley the UK's leading owner/operator of greyhound tracks.

Operating profit:	2004	2003	
	£2.0m	£1.4m	+42.9%

The UK gaming division achieved a strong operating result in the first half of 2004. Operating profit at £2.0m was 42.9% greater than that achieved in the corresponding period of 2003 due principally to the impact of management actions taken in the latter part of 2003. These included:

- Operations at the loss-making Catford Stadium ceased, with the track's bookmakers' afternoon greyhound service fixtures transferred to Wimbledon. Catford Stadium was subsequently sold to English Partnerships on 31 March 2004 for £7.5m in cash;

- A reorganisation of the tracks' management structure was implemented that resulted in a significant reduction in the cost base of the business; and

- At Wimbledon, a return to the traditional three race meetings per week from the four meetings per week held throughout the first half of 2003. The extra weekly meeting had introduced additional costs that were not adequately covered by additional revenue. Staffing levels at the track were also reduced in line with this new schedule.

As a result of both the fewer meetings at Wimbledon and the foreseen impact in June of televised football from the European Championships, attendances were around 437,000, compared to 459,000 in the first six months of 2003; a reduction of 4.8%. Nevertheless, an increase of around 5.0% in catering spend per head was achieved in the period. Betting spend per head remained broadly in line with prior year.

The redevelopment of the grandstand at the Perry Barr Stadium has commenced, which, once completed, will significantly improve the track's profitability. The redevelopment includes a new downstairs bar area, new kitchens and an upper restaurant enclosure that will ultimately be capable of accommodating 500 people. It is expected to have been completed in time for the busy Christmas season.

In April 2004, agreement was reached between the greyhound racing industry and the Association of British Bookmakers ("ABB") in respect of contributions by the latter to the British Greyhound Racing Fund ("BGRF"). Under the three-year agreement effective from 1 April 2004, funding to the BGRF by ABB members will increase from 0.4% of revenues generated through off-track betting on greyhound racing to 0.6%. Combined with forecast increases in betting spend on greyhound racing, this is likely to result in contributions to the Fund increasing from around £7m per annum to around £12m per annum. The Fund will be distributed in the form of capital grants, contributions towards prize monies, marketing etc. and will therefore provide an indirect benefit to the UK gaming division.

The first draft of the Gambling Bill was published in November 2003 and a Joint Scrutiny Committee was formed from both the House of Lords and the House of Commons. The Committee reported back to Government in April 2004 with over 100 wide-ranging amendments to the Bill. Subject to Parliamentary time, a final bill is scheduled to be presented to Parliament in the autumn and it is hoped that the Bill will be ready for implementation in early 2005. At this stage, it is still not certain what this Bill will mean specifically for the greyhound industry, although it is apparent that greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from deregulation.

Group profit and loss account

	Note	Six months ended 30 June 2004 £'m	Six months ended 30 June 2003 £'m	Year ended 31 December 2003 £'m
Turnover	2	**45.39**	50.50	97.92
Operating profit:				
Operating profit before exceptional items	2	**16.69**	18.38	35.26
Operating exceptional items	2	**(1.43)**	(0.56)	(8.19)
Total operating profit	2	**15.26**	17.82	27.07
Non-operating exceptional items:				
Sale or termination of continuing businesses	3	**(6.00)**	-	(0.52)
Sale or termination of discontinued businesses	3	**1.60**	0.20	(1.39)
Profit on sale of tangible fixed assets	3	**6.21**	-	-
Non-operating exceptional items		**1.81**	0.20	(1.91)
Net interest receivable		**0.56**	0.48	0.94
Profit before taxation		**17.63**	18.50	26.10
Taxation	4	**(6.99)**	(7.40)	(13.00)
Profit after taxation		**10.64**	11.10	13.10
Ordinary dividend	5	**(6.78)**	(2.26)	(2.26)
Retained profit		**3.86**	8.84	10.84
Earnings per share	6	**30.6p**	32.1p	37.9p
Diluted earnings per share	6	**30.3p**	31.8p	37.7p
Adjusted earnings per share	6	**29.8p**	32.5p	64.0p
Dividend per share	5	**19.5p**	6.5p	6.5p

Group balance sheet

	Note	At 30 June 2004 £'m	At 30 June 2003 £'m	At 31 December 2003 £'m
Fixed assets:				
Intangible assets		**1.30**	1.28	1.34
Tangible assets		**162.01**	172.89	162.35
		163.31	174.17	163.69
Current assets:				
Debtors: recoverable within one year		**21.17**	24.37	21.54
Debtors: recoverable after more than one year		**–**	14.72	–
Cash at bank and in hand		**30.27**	6.18	22.66
		51.44	45.27	44.20
Creditors: amounts falling due within one year:				
Bank and other borrowings		**–**	(5.00)	(3.63)
Ordinary dividend	5	**(6.78)**	(2.25)	–
Other creditors		**(10.07)**	(10.44)	(9.77)
		(16.85)	(17.69)	(13.40)
Provisions for liabilities and charges		**(6.57)**	(6.50)	(6.46)
Net assets		**191.33**	195.25	188.03
Capital and reserves:				
Share capital	7	**34.77**	34.60	34.66
Share premium account	7	**1.36**	0.66	0.87
Revaluation reserve	7	**60.80**	65.02	61.32
Capital redemption reserve	7	**1.65**	1.65	1.65
Profit and loss account	7	**92.75**	93.32	89.53
Equity shareholders' funds		**191.33**	195.25	188.03

Group cash flow statement

	Note	Six months ended 30 June 2004 £'m	Six months ended 30 June 2003 £'m	Year ended 31 December 2003 £'m
Cash flow from operating activities	8	**17.31**	16.13	29.26
Returns on investments and servicing of finance				
Net interest received		**0.36**	0.07	0.06
Taxation				
Corporation tax paid		**(0.58)**	–	(0.37)
Overseas tax paid		**(6.97)**	(8.35)	(12.60)
Net cash outflow for tax paid		**(7.55)**	(8.35)	(12.97)
Capital expenditure and financial investment				
Proceeds from the disposal of tangible fixed assets		**7.31**	0.02	0.02
Purchase of tangible fixed assets		**(3.65)**	(2.85)	(5.39)
Net cash inflow/(outflow) for capital expenditure and financial investment		**3.66**	(2.83)	(5.37)
Acquisitions and disposals				
Net proceeds from sale of Group undertakings		**1.30**	0.24	15.48
Net cash disposed of with Group undertakings		**–**	(0.09)	(0.08)
Payments made to acquire Group undertaking		**–**	(4.22)	(4.34)
Payments made in relation to proposed acquisition of Wembley plc	3	**(5.50)**	–	(0.52)
Cash acquired on purchase of Group undertaking		**–**	0.11	0.11
Payments received/(made) on termination of Group undertakings		**1.03**	–	(0.60)
Net cash (outflow)/inflow for acquisitions and disposals		**(3.17)**	(3.96)	10.05
Equity dividends paid		**–**	(4.15)	(6.40)
Net cash inflow/(outflow) before management of liquid resources and financing		**10.61**	(3.09)	14.63
Management of liquid resources				
Cash (placed on)/drawn from short term bank deposits		**(6.89)**	0.24	(14.76)
Financing				
Loans (repaid)/drawn		**(3.57)**	5.00	3.97
Issue of shares	7	**0.60**	0.46	0.73
Net cash (outflow)/inflow from financing		**(2.97)**	5.46	4.70
Increase in cash in the period		**0.75**	2.61	4.57

Reconciliation of net cash flow to movement in net funds

	Six months ended 30 June 2004 £'m	Six months ended 30 June 2003 £'m	Year ended 31 December 2003 £'m
Increase in cash in the period	**0.75**	2.61	4.57
Cash outflow/(inflow) from repaid/(drawn) loans	**3.57**	(5.00)	(3.97)
Cash outflow/(inflow) in respect of short term bank deposits	**6.89**	(0.24)	14.76
Movement in net funds resulting from cash flows	**11.21**	(2.63)	15.36
Foreign exchange translation difference	**0.03**	(0.08)	(0.22)
Movement in net funds in the period	**11.24**	(2.71)	15.14
Opening net funds	**19.03**	3.89	3.89
Closing net funds	**30.27**	1.18	19.03

Statement of total recognised gains and losses

	Note	Six months ended 30 June 2004 £'m	Six months ended 30 June 2003 £'m	Year ended 31 December 2003 £'m
Profit for the financial period		**10.64**	11.10	13.10
Exchange differences	7	**(1.16)**	(3.02)	(12.51)
Total recognised gains relating to the period		**9.48**	8.08	0.59

Notes to the accounts

1 Preparation of financial information

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's 2003 statutory accounts.

These statements are unaudited, although the auditors, Ernst & Young LLP, have carried out a review and their report is set out at the end of this statement. The statements were approved by the Board of Directors on 1 September 2004. The financial information contained in this statement does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the financial year ended 31 December 2003. Although the statutory accounts contained a fundamental uncertainty paragraph relating to the Lincoln Park indictment (note 9), the auditors' report was unqualified. These accounts have been filed with the Registrar of Companies.

2 Segmental analysis	Six months ended 30 June 2004 £'m	Six months ended 30 June 2003 £'m	Year ended 31 December 2003 £'m
Turnover			
US gaming	**33.09**	37.52	72.39
UK gaming	**12.30**	12.98	25.53
Turnover	**45.39**	50.50	97.92
Operating profit			
US gaming	**16.02**	18.61	34.40
UK gaming	**1.98**	1.42	3.57
Central management	**(1.31)**	(1.65)	(2.71)
Operating profit before exceptional items	**16.69**	18.38	35.26
Operating exceptional items:			
Lincoln Park: costs related to indictment	**(0.97)**	(0.56)	(1.42)
Lincoln Park: public relations activities	**(0.46)**	-	-
Colorado VLT initiative	-	-	(4.30)
Provision for impairment of fixed assets in Colorado	-	-	(1.69)
UK gaming: closure and aborted planning costs	-	-	(0.78)
Operating exceptional items	**(1.43)**	(0.56)	(8.19)
Operating profit	**15.26**	17.82	27.07

Operating exceptional items

Lincoln Park: costs related to indictment

Costs of £1.0m (2003: £0.6m) arose as a result of an indictment issued in September 2003 against Lincoln Park and two former executives following an investigation by a Federal Grand Jury in Rhode Island. The costs in the period primarily relate to legal fees. The trial is scheduled for January 2005. The expenditure of £0.6m in the first six months of 2003 has been disclosed as an exceptional item, having previously been included within the result for the US gaming division.

Lincoln Park: public relations activities

Costs of £0.5m have been incurred in relation to both a public relations campaign run by Lincoln Park with a view to promoting the facility and informing the people of Rhode Island of the contribution made by Lincoln Park to the State's economy, and the provisional assembly of a team to campaign against the casino referendum.

Colorado VLT initiative

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. Costs of £4.3m were incurred in 2003 in pursuit of this initiative.

Provision for impairment of fixed assets in Colorado
A provision of £1.7m was made at 31 December 2003 against the carrying value of one of the non-racing properties in Colorado, writing the value of the building down to its estimated market value.

UK gaming: closure and aborted planning costs
At 31 December 2003, costs of £0.8m had been incurred in relation to the closure of the loss-making Catford Greyhound Stadium (which was subsequently sold in March 2004 – see note 3) and in relation to pursuing an unsuccessful planning application for the development of a new greyhound track in Liverpool.

3 Non-operating exceptional items	Six months ended 30 June 2004 £'m	Six months ended 30 June 2003 £'m	Year ended 31 December 2003 £'m
Sale or termination of continuing businesses:			
Costs incurred in connection with the proposed sale of Wembley plc	**(6.00)**	–	(0.52)
Sale or termination of discontinued businesses:			
Sale of The Corporate Innovations Company Limited	**0.14**	–	(1.13)
Sale of Wembley Ticketing business	**0.19**	0.20	0.44
Termination of Hong Kong operations and settlement of long-standing legal dispute	**1.27**	–	(0.70)
	1.60	0.20	(1.39)
Profit on sale of tangible fixed assets:			
Sale of Catford Greyhound Stadium	**6.21**	–	–
	1.81	0.20	(1.91)

Costs incurred in connection with the proposed sale of Wembley plc
Costs of £6.0m (2003 full year: £0.5m) were incurred during the period in relation to the proposed sale of Wembley plc following recommended offers from MGM MIRAGE ("MGM") and BLB Investors LLC ("BLB"). These costs included a £3.0m break-fee paid to MGM (see below) and legal and financial advice received in relation to the sale process.

On 27 January 2004, the Board announced an agreement with MGM on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. It was further agreed that shareholders would also obtain a share in a new company created by a reorganisation to ring-fence the litigation associated with Lincoln Park that, upon completion of the acquisition, would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon the company (capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within the company would be returned to shareholders.

On 30 March 2004, BLB, a shareholder owning approximately 8% of the Company's issued share capital at that date, announced an offer to acquire the remaining shares in the Company at 800 pence per share (with no potential further receipt relating to the outcome of the litigation in Rhode Island). Following a counter offer by MGM, on 8 April 2004, of 840 pence per share plus one share in the new company created to ring fence the litigation, BLB, who by now owned approximately 22% of the Company's issued share capital, made a final recommended cash offer on 1 May 2004 of 860 pence per share, plus a contingent entitlement to share in any of the $16.3m cash remaining after the trial of Lincoln Park. A break-fee of £3.0m was paid to MGM following its decision not to continue in the acquisition process after this date.

On 5 July 2004, BLB announced that it was allowing its offer for Wembley plc to lapse on the basis that the 90% acceptance condition had not been met. On that date, BLB had acquired or received valid acceptances representing 83.1% of Wembley's share capital.

Sale of The Corporate Innovations Company Limited
In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash

facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision was made against both the deferred consideration and the cash facility at 31 December 2003. During 2004, an agreement was reached with The Corporate Innovations Company Limited that, while Corporate Innovations would surrender tax losses to Wembley at par and waive its right to the cash facility, Wembley would waive its right to the loan note. Accordingly, the provision of £0.15m set up at 31 December 2003 has now been released.

Sale of the Wembley Ticketing business
The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited for £150,000 in cash plus further performance related payments payable through 2003 and 2004. To date in 2004, this performance related payment has totalled £0.2m (2003 Interim: £0.2m; Full year: £0.4m). The £0.2m received in the first half of 2003 has been disclosed as an exceptional item, having previously been included within Central management costs within the 2003 Interim results announcement.

Termination of Hong Kong operations and settlement of long-standing legal dispute
The long-standing legal dispute in Hong Kong that arose from the management of the Hong Kong Stadium by a Wembley subsidiary during the mid-1990s was settled during the period. The trial concluded in January 2004 and the judge's verdict, received in March 2004, completely vindicated Wembley. An award of damages and interest, totalling around £1.5m, was made in favour of Wembley and this settlement was received in May 2004. Costs incurred during the period, principally legal fees, were £0.2m. Wembley will also receive a proportion of its costs. A decision on the amount has yet to be reached.

Sale of Catford Greyhound Stadium
Catford greyhound stadium was sold to English Partnerships on 31 March 2004 for gross sale proceeds of £7.5m. After deducting the site's net book value and associated costs of disposal, a profit of £6.2m has been realised. It is anticipated that the utilisation of brought forward capital losses will result in no tax being payable on this disposal.

	Six months ended 30 June		Year ended 31 December
4 Taxation	**2004 £'m**	2003 £'m	2003 £'m
UK corporation tax	**0.53**	0.40	0.90
UK corporation tax on UK exceptional items	**-**	-	(0.09)
Overseas taxation	**5.97**	7.23	12.87
Overseas taxation on overseas exceptional items	**-**	(0.23)	(0.58)
Adjustment in respect of prior years UK corporation tax	**0.08**	-	-
Adjustment in respect of prior years overseas taxation	**-**	-	(0.40)
Current tax	**6.58**	7.40	12.70
Deferred tax	**0.41**	-	0.30
Total tax	**6.99**	7.40	13.00

The effective tax rate, adjusted for the effects of all exceptional items and prior year tax adjustments, is 40.0% (Interim 2003: 40.4%) and represents the Directors' best estimate of the annual effective tax rate.

	Six months ended 30 June		Year ended 31 December
5 Ordinary dividend	**2004 £'m**	2003 £'m	2003 £'m
Interim dividend	**6.78**	2.25	2.25
Final dividend	**-**	-	-
Adjustment in respect of prior year final dividend	**-**	0.01	0.01
	6.78	2.26	2.26

An interim dividend of 19.5p per share (2003: 6.5p) on 34,770,520 shares (2003: 34,600,043) has been declared, which will be paid on 6 October 2004 to those shareholders on the Register on 10 September 2004. This interim dividend includes 13.0p per share in lieu of the estimated final dividend for 2003 that was not paid as a result of the anticipated sale of Wembley plc in 2004.

6 Earnings per share	Six months ended 30 June 2004	Six months ended 30 June 2003	Year ended 31 December 2003
The earnings per share figures have been calculated as follows:			
Profit for the period (£'m)	**10.64**	11.10	13.10
Weighted average number of shares in issue ('m)	**34.73**	34.59	34.60
Earnings per share (pence)	**30.6**	32.1	37.9
Diluted earnings per share (pence)	**30.3**	31.8	37.7

The diluted earnings per share is based on the profit for the period as shown above and on the ordinary shares calculated as follows:

	No. 'm	No. 'm	No. 'm
Basic weighted average number of shares	**34.73**	34.59	34.60
Dilutive potential ordinary shares:			
Executive Share Option Schemes	**0.36**	0.22	0.16
Employee Sharesave Schemes	**0.03**	0.04	0.02
	35.12	34.85	34.78
Fair value (average price for the period) of Wembley plc shares was:	**£8.00**	£6.46	£6.13

The adjusted earnings per share figure has been calculated as follows:

	Pence	Pence	Pence
Basic earnings per share	**30.6**	32.1	37.9
Adjustments:			
Adjustment in respect of exceptional items relating to operating profit	**4.1**	1.6	23.7
Adjustment in respect of non-operating exceptional items	**(5.2)**	(0.6)	5.5
Adjustment in respect of taxation on exceptional items	**-**	(0.6)	(1.9)
Adjustment in respect of prior year taxation	**0.3**	-	(1.2)
Adjusted earnings per share	**29.8**	32.5	64.0

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

7 Reconciliation of movements on reserves	Share capital £'m	Share premium account £'m	Revaluation reserve £'m	Capital redemption reserve £'m	Profit and loss account £'m	Equity shareholders' funds £'m
At 1 January 2004	34.66	0.87	61.32	1.65	89.53	**188.03**
Retained profit for the period	-	-	-	-	3.86	**3.86**
Issue of shares	0.11	0.49	-	-	-	**0.60**
Exchange differences	-	-	(0.52)	-	(0.64)	**(1.16)**
At 30 June 2004	**34.77**	**1.36**	**60.80**	**1.65**	**92.75**	**191.33**

Issue of shares

During the period to 30 June 2004, a number of options under the Group Sharesave Scheme and Executive Share Option Schemes were exercised. In total, 108,956 options were exercised at prices ranging from £2.88½ to £6.86½.

Exchange differences

The adverse exchange difference has arisen as a result of the closing £:$ exchange rate moving from £1:$1.79 at 31 December 2003 to £1:$1.81 at 30 June 2004.

8 Reconciliation of operating profit to net cash flow from operating activities	Six months ended 30 June 2004	Six months ended 30 June 2003	Year ended 31 December 2003
Operating profit	**15.26**	17.82	27.07
Depreciation	**1.53**	1.48	4.79
Amortisation of goodwill	**0.04**	0.24	0.05
Decrease/(increase) in debtors	**0.60**	(1.75)	(0.47)
Decrease in creditors	**(0.12)**	(1.66)	(2.18)
Net cash flow from operating activities	**17.31**	16.13	29.26

9 Contingent liability

In September 2003, an indictment was issued against Lincoln Park Inc. and two former Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The allegations will be vigorously defended at trial. A date for the trial has yet to be announced, although it is scheduled for the Court's January 2005 trial calendar. No provision has been made in these Accounts in relation to this indictment.

In January 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment, the maximum aggregate fine that would be sought against it is $8m. This amount has now been transferred into an escrow account.

If Lincoln Park Inc. is ultimately convicted at trial then, in addition to a fine of up to $8m, there are likely to be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. In such circumstances, Wembley would request that new licences are granted to another Group company, possibly on a short-term or temporary basis and/or with additional operating conditions attached. However, such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

10 Post balance sheet event

On 11 August 2004, Wembley received the final instalment of the deferred proceeds from the sale of the Wembley Complex in August 2002 to Quintain Estates and Development plc. This final instalment was scheduled for payment in December 2004 and, in recognition of its early settlement, the amount was reduced from £14.0m to £13.9m. Wembley will settle former inter-company balances owing of £0.2m as scheduled in December 2004.

Independent review report to Wembley plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, Reconciliation of Consolidated Shareholders' Funds and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Fundamental uncertainty

In forming our conclusion, we have considered the adequacy of the disclosures made in the interim financial information concerning the potential consequences arising from a possible criminal conviction of Lincoln Park Inc., one of the Company's subsidiaries, following the issue of the indictment by the Government of the United States of America in September 2003.

In the event that Lincoln Park Inc. is convicted, in addition to a potential fine totalling $8m, some or all of the Group's gaming licences in the United States may be withdrawn or the terms of the licences adversely affected. Such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the interim financial information.

Details of the circumstances relating to this fundamental uncertainty are set out in note 9 of the Notes to the Accounts. Our conclusion is not qualified in this respect.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
London
1 September 2004

Wembley plc
Elvin House, Stadium Way
Wembley, HA9 0DW
United Kingdom

Telephone: +44 (0)20 8795 8003
Facsimile: +44 (0)20 8900 1046
e-mail: corporate@wembleyplc.com
www.wembleyplc.com